Form 1
Page 1
Execution
Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY)

OFFICIAL USE ONLY

COPY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Automated Matching Systems Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   4305 S. Louise Ave., Suite 101C, Sioux Falls, SD 57106
3. Provide the applicant's mailing address (if different):

SEC
Mail Processing
Section
FEB 13 2015
Washington DC
404

4. Provide the applicant's business telephone and facsimile number:
   (800) 380-9791 (Telephone) (800) 380-9792 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Michael Stegawski (Name) Authorized Representative (Title) (800) 380-9791 (Telephone Number)



15000361

6. Provide the name and address of counsel for the applicant:
   Michael Stegawski, Esquire (In-house / Chief Regulatory Officer)
   4305 S. Louise Ave., Suite 101C
   Sioux Falls, SD 57106
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 03/06/2014 (b) State/Country of formation: South Dakota
   (c) Statute under which applicant was organized:

2015 FEB 13 PM 2:35
SEC / MR
RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are a part hereof, are current, true, and complete.

STEVEN G. WILSON
SEAL NOTARY PUBLIC SOUTH DAKOTA SEAL

Date: February 9, 2015 (MM/DD/YY)
Automated Matching Systems Exchange, LLC (Name of applicant)

By: Gregory L. Wilson (Signature)
Gregory Wilson - Chief Executive Officer (Printed Name and Title)

Subscribed and sworn before me this 09 day of 02 (Month), 2015 (Year) by [signature] (Notary Public)

My Commission expires 1/5/18 County of Minnehaha State of South Dakota

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

From: (800) 380-9791
GREGORY WILSON
AUTOMATED MATCHING SYSTEMS EXCHANGE
4305 S LOUISE AVE STE 101C

Sioux falls, SD 57106

Origin ID: FSDA



J151015011403uv

Ship Date: 12FEB15
ActWgt:
CAD: 102986790/INET3610

Delivery Address Bar Code



SHIP TO: (202) 942-8088 BILL SENDER

SEC - Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.

WASHINGTON, DC 20549

Ref #
Invoice #
PO #
Dept #



FRI - 13 FEB AA
STANDARD OVERNIGHT

TRK# 0201 **7728 8975 2001**

XC YKNA

20549
DC-US
IAD



537J1/A1B3/EE4B

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SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

To: Trading Markets

Department: HQ/TM
Phone:
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Package Type:
Sender Name:



102760371181000205490077288975
2001
2/13/2015 10:41:33
AM

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	May 31, 2016
Estimated average burden hours per response......	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Automated Matching Systems Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   4305 S. Louise Ave., Suite 101C, Sioux Falls, SD 57106
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (800) 380-9791 (Telephone) (800) 380-9792 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Michael Stegawski (Name) Authorized Representative (Title) (800) 380-9791 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael Stegawski, Esquire (In-house / Chief Regulatory Officer)
   4305 S. Louise Ave., Suite 101C
   Sioux Falls, SD 57106
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/06/2014 (b) State/Country of formation: South Dakota

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: February 9, 2015 (MM/DD/YY) Automated Matching Systems Exchange (Name of applicant)

By: Gregory L. Wilson (Signature) Gregory Wilson - Chief Executive Officer (Printed Name and Title)

Subscribed and sworn before me this 09 day of 02 (Month), 2015 (Year) by [signature] (Notary Public)

My Commission expires 1/5/18 County of Minnehaha State of South Dakota

STEVEN G. WILSON SEAL NOTARY PUBLIC SOUTH DAKOTA SEAL

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Form 1 Amendment - 2A

AUTOMATED MATCHING SYSTEMS EXCHANGE, LLC

EXHIBITS TO APPLICATION ON FORM 1

Exhibit A - A copy of the constitution, articles of organization or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

RESPONSE: Please find a copy of the AMSE Articles of Organization attached to this as Exhibit "A-1."

EXHIBIT "A-1"

AUTOMATED MATCHING SYSTEMS EXCHANGE

Articles of Organization

Secretary of State Office
500 E Capitol Ave
Pierre, SD 57501
(605)773-4845

ARTICLES OF ORGANIZATION
DOMESTIC LIMITED LIABILITY COMPANY

Please Type or Print Clearly in Ink

Please submit one **Original** and one **Photocopy**

FILING FEE: $150 payable to SECRETARY OF STATE


RECEIVED
MAR 06 2014
S.D. SEC. OF STATE

Telephone # (800) 380-9791
FAX # (800) 380-9792

Filed this 6th day of Mar, 2014

SECRETARY OF STATE

Article I

The name of the company is Automated Matching Systems Exchange, LLC

The name must contain limited liability company, limited company or the abbreviation L.L.C., LLC, L.C. or LC. Limited may be abbreviated as Ltd. and company may be abbreviated as Co.

Article II

The duration of the company if other than perpetual is ______

Article III

The address of the initial designated office in or out of the State of South Dakota where the company conducts its business.

Street Address	City	State	ZIP+4
4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106

Mailing Address (Optional)	City	State	ZIP+4

Article IV

The South Dakota Registered Agent name Gregory Wilson

Street Address or Rural Route Number in This State and	City	State	ZIP+4
4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106

Mailing Address in This State, if Different from Street Address	City	State	ZIP+4

When listing a Commercial Registered Agent, please state their CRA #.
This number can be obtained from the Commercial Registered Agent. ______

Article V

The name and address of each organizer

Name	Street Address	City	State	ZIP+4
Michael Stegawski	4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106

Article VI

Check one:

- [ ] The company will be member managed.
- [x] The company will be manager managed.

If this company is to be manager managed, please state the name and address of each initial manager.

Manager	Street Address	City	State	ZIP+4
Gregory Wilson	4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106
Michael Stegawski	4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106

Article VII

Whether one or more of the members of the company are to be liable for its debts and obligations as set forth under SDCL 47-34A-303 (c).

Article VIII

Any other provisions not inconsistent with law, which the members elect to set out in the articles of organization.

The Articles of Organization must be executed by the organizers.

Dated March 5, 2014



(Signature of an organizer)

Michael Stegawski

(Printed Name)

Authorized Representative

(Title)

By signing this form, you agree to have both the fee and the form processed electronically. A fee of up to $40 will be assessed for returned payments.

Dated ______________________

(Signature of an organizer)

(Printed Name)

(Title)

Dated ______________________

(Signature of an organizer)

(Printed Name)

(Title)

Dated ______________________

(Signature of an organizer)

(Printed Name)

(Title)

State of South Dakota


STATE OF SOUTH DAKOTA
GREAT SEAL
1889


SOUTH DAKOTA
125
ANNIVERSARY

OFFICE OF THE SECRETARY OF STATE

Certificate of Organization

Domestic LLC

ORGANIZATIONAL ID# DL037731

I, Jason Gant, Secretary of State of the State of South Dakota, hereby certify that the Articles of Organization of

Automated Matching Systems Exchange, LLC

duly signed and verified, have been received in this office and are found to conform to law.

ACCORDINGLY, and by virtue of the authority vested in me by law, I hereby issue this Certificate of Organization and attach hereto a duplicate of the Articles of Organization.



IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State of South Dakota, at Pierre, the Capital, this 03/06/2014.

Jason M. Gant
Secretary of State

3/7/2014 7:39:46 AM
Change ID: 1156723

Exhibit B - A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

RESPONSE: Please find a copy of the Operating Agreement and AMSE Rules of Operation attached as Exhibits "B-1" and "B-2," respectively.

EXHIBIT "B-1"

AUTOMATED MATCHING SYSTEMS EXCHANGE

Operating Agreement

AUTOMATED MATCHING SYSTEMS EXCHANGE, LLC

(a South Dakota Limited Liability Company)

OPERATING AGREEMENT

ARTICLE I - DEFINITIONS

When used in this Operating Agreement, unless the context otherwise requires, the defined terms in Rule 1.5 of the Rules of Exchange shall apply.

ARTICLE II - OFFICE

Section 1. Principal Business Office

The principal business office of the Company shall be located at 4305 S. Louise Avenue, Suite 101C, Sioux Falls, SD 57106, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company is 4305 S. Louise Avenue, Suite 101C, Sioux Falls, SD 57106.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company is Gregory Wilson, 4305 S. Louise Avenue, Suite 101C, Sioux Falls, SD 57106.

ARTICLE III – BOARD OF DIRECTORS

Section 1. Powers

(a) Subject to the Company's Certificate of Organization, the business and affairs of the Company shall be managed by the Board of Directors, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to this Operating Agreement or the Rules. The Board shall have the power to do any and all acts necessary, convenient or incidental to, or for the furtherance of, the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and this Operating Agreement, the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such Rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with applicable law, the Certificate of Organization or this Operating Agreement, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by applicable law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, or operating pursuant to an exemption therefrom, including the requirements that (a) the Rules shall be designed to protect investors and the public interest, and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by the Exchange Members, and Person(s) associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act and the Rules.

(e) In light of the unique nature of the Company, its operations, its status as a LVERO, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, to the extent deemed relevant: (i) the potential impact of such proposal on the integrity, continuity and stability of the Exchange and the other operations of the Company, and on the ability to prevent fraudulent and manipulative acts and practices, and (ii) whether such proposal would promote just and equitable principles of trade, foster cooperation and coordination with Person(s) engaged in regulating, clearing, settling or processing information with respect to, and facilitating transactions in, securities or assist in the removal of impediments to, or perfection of, the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) Subject to Article III, the Board shall consist of four (4) Directors. Either half or a majority of the directorships shall be Independent Directors. The Board shall initially be comprised as follows:

(i) The Chief Executive Officer of the Company;

(ii) Two (2) Owner Directors (subject to increase or decrease pursuant to Article III, Section 2(b) and Section 4(g));

(iii)Two (2) Independent Directors (subject to increase or decrease pursuant to Article III, Section 2(b)); and

(iv) Two (2) Exchange Member Directors (subject to increase or decrease pursuant to Article III, Section 2(b)).

Each Director shall serve until his or her term expires as provided in Article III, Section 3.

(b) The Board may, by resolution, add or remove Director positions to the Board, provided that (i) the number of Director positions shall not be fewer than four (4) nor more than twenty-five (25), (ii) no removal of a Director position shall have the effect of shortening the term of any incumbent Director, and (iii) the Board at all times shall include a directorship for the Chief Executive Officer of the Company, half or a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and a number of Owner Director positions that equals the number of Owner Directors that the Designating Owners are entitled to nominate and that the Members of the Company have elected. If an Owner Director position needs to be added pursuant to Article III, Section 4(g), such Owner Director position shall be nominated by the applicable Designating Owner and elected by the Members of the Company (or any other agreement entered into by a Member of the Company related to the election, removal and/or replacement of a Director), and additional Director positions shall be added and filled at the same time as the election of the new Owner Director, as required to comply with the requirements set forth in this Article III, Section 2(b) (i.e., to comply with the requirement that there be half or a majority of Independent Directors and at least twenty percent (20%) Exchange Member Directors). So long as the Board includes the Chief Executive Officer of the Company, half or a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and the requisite number of Owner Directors, any remaining newly created Director positions may be filled by Person(s) who do not qualify as Independent Directors, Exchange Member Directors or Owner Directors ("**At-Large Directors**").

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as an Independent Director or Exchange Member Director, and the Secretary shall certify to the Nominating and Governance Committee or the Exchange Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a Statutory Disqualification. A Director need not be a Member of the Company. A Director will no longer qualify to be Director upon a determination by the Board (i) that the Director no longer satisfies the classification for which the Director was elected, (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b); or (iii) the Director is subject to Statutory Disqualification.

Section 3. Terms of Office; Classes

(a) The Chief Executive Officer will no longer qualify to be a Director when such individual ceases to be Chief Executive Officer of the Company, and, upon the happening of such event, that individual shall cease being a Director.

(b) The Board of Directors shall be divided into four (4) classes, designated Class I, Class II, Class III, and Class IV, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors shall serve staggered four-year terms, with the term of office of one (1) class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered four-year terms, Directors in Class I shall hold office until the first annual election of the Board following adoption of this Operating Agreement, Directors in Class II shall initially hold office until the second annual election of the Board following adoption of this Operating Agreement, Directors in Class III shall initially hold office until the third annual election of the Board following adoption of this Operating Agreement, and Directors in Class IV shall initially hold office until the fourth annual election of the Board following adoption of this Operating Agreement. Commencing with the first annual election of the Board following adoption of this Operating Agreement, the term of office for each class of Directors elected at such time shall be four (4) years from the date of their election. In the case of the addition of any new Director position, the Director filling such position shall be added to a class, as determined by the Board at the time of such Director's initial election, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination, Election and Appointment

(a) The Nominating and Governance Committee each year shall nominate Directors for each Director position (other than Owner Director positions and the Director position filled by the Chief Executive Officer) standing for election at the annual meeting of members that year. For positions requiring Person(s) who qualify as Exchange Member Directors, the Nominating and Governance Committee shall nominate only those Person(s) whose names have been approved and submitted by the Exchange Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Article III, Section 4.

(b) The Exchange Member Nominating Committee shall consult with the Nominating and Governance Committee and the Chairman, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Exchange Member Director.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of Members, the Exchange Member Nominating Committee shall report to the Nominating and Governance Committee and the Secretary the initial nominees for Exchange Member Director positions on the Board that have been approved and submitted by the Exchange Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("**Petition Candidates**") for the Exchange Member Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of members (the "**Petition Deadline**"), a written petition, which shall designate the candidate by name and office and shall be signed by Exchange Member Representatives representing ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Exchange Member Director positions to be filled. No Exchange Member, together with its Affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its Affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Exchange Member Director candidates and must be filed with the

Company. The Company shall provide the form of questionnaire upon the request of any Exchange Member.

(e) If no valid petitions from Exchange Members are received by the Petition Deadline, the initial nominees approved and submitted by the Exchange Member Nominating Committee shall be nominated as Exchange Member Directors by the Nominating and Governance Committee. If one or more valid petitions from Exchange Members are received by the Petition Deadline, the Company shall include such additional nominees, along with the initial nominees nominated by the Exchange Member Nominating Committee, on a list of nominees (the "**List of Candidates**"). Upon completion, the List of Candidates shall be sent to all Exchange Members that were Exchange Members on the Petition Date to confirm the nominees for Exchange Member Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual members meeting to confirm the Exchange Members' selections of nominees for Exchange Member Directors.

(f) With respect to the election held to determine the final nomination of Exchange Member Directors, each Exchange Member shall have the right to cast one (1) vote for each available Exchange Member Director nomination; provided, however, that (i) any such vote must be cast for a Person on the List of Candidates, and (ii) no Exchange Member, together with its Affiliates, may account for more than twenty-five percent (25%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its Affiliates, in excess of such twenty-five percent (25%) limitation shall be disregarded; unless the Exchange has less than four Exchange Members and each Exchange Member's votes shall be increased to permit election. The votes shall be cast by written ballot or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of an Exchange Member Director. The Person(s) on the List of Candidates who receive the most votes shall be selected as the nominee(s) for the Exchange Member Director position(s) to be elected by members.

(g) Each Designating Owner shall have the right to nominate an Owner Director. If a Designating Owner ceases to be a Designating Owner, then upon the happening of such event, the individual serving as an Owner Director nominated by such Designating Owner will no longer qualify to be an Owner Director, will cease being an Owner Director, and will be deemed to have automatically resigned. In addition, such Owner Director position on the Board shall immediately terminate. The Members of the Company will take all such actions required or necessary to effect this Section 4(g).

Section 5. Chairman of the Board

The Directors shall choose among themselves who will be the Chairman of the Board (the "**Chairman**"), who may also be the Chief Executive Officer. The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer or other member of management of the Company, he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board shall designate a "**Lead Director**" from among the Board's Independent

Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than an Owner Director or Exchange Member Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than an Owner Director or Exchange Member Director position, becomes available because of an increase in the number of Directors, the Nominating and Governance Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a Person satisfying the classification (Independent or At-Large Director) for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and further provided, that any vacancy resulting from removal from office by a vote of the Members for cause may be filled by a vote of the Members at the same meeting at which such removal occurs.

(b) Whenever any Exchange Member Director position becomes vacant prior to the election of a successor at the end of such Exchange Member Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Exchange Member Director position becomes available because of an increase in the number of Directors, the Exchange Member Nominating Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a Person satisfying the classification for the Exchange Member Director position to fill such vacancy until the expiration of the remaining term or to fill such newly-created Exchange Member Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of an Exchange Member Director at the time of such Exchange Member Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and further provided, that any vacancy resulting from removal from office by a vote of the Members for cause may be filled by a vote of the members at the same meeting at which such removal occurs.

(c) Subject to the terms of Article III, Section 4(g) and Section 2(d), whenever any Owner Director position becomes vacant prior to the election of a successor at the end of such Owner Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Owner Director position becomes available pursuant to Article III, Section 4(g), the Designating Owner that nominated an Owner Director for such vacant Owner Director position or that is entitled to nominate an Owner Director for such newly-created Owner Director position shall nominate, and a majority of the Directors then in office though less than a quorum or a sole remaining Director, shall elect, the individual nominated by such

Designating Owner to fill such vacancy until the expiration of the remaining term or to fill such newly-created Owner Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of an Owner Director at the time of such Owner Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of the applicable Designating Owner failing to nominate an Owner Director to fill such vacancy; and further provided, that any vacancy resulting from removal from office by a vote of the Members for cause may be filled by a vote of the Members at the same meeting at which such removal occurs.

Section 7. Removal and Resignation

(a) Any Director may be removed with or without cause by a majority vote of the Members; provided, however, that any Exchange Member Director may be removed only by a majority vote of the Members for cause, which shall include such Exchange Member Director's being subject to a Statutory Disqualification, and any Owner Director may be removed only by a majority vote of the Members acting or for cause, which shall include such Owner Director's being subject to a Statutory Disqualification. Upon the removal of an Owner Director, the Designating Owner that nominated such removed Owner Director shall have the right to nominate a replacement Owner Director pursuant to Article III, Section 6.

(b) Any Director may resign at any time either upon notice of resignation to the Chairman, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of South Dakota, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting shall be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all Person(s) participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each

Director by the Chairman or the Chief Executive Officer and shall be called by the Secretary upon the written request of two (2) Directors then in office.

(b) The Person(s) calling a special meeting of the Board shall fix the time and place at which the meeting shall be held and such time and place shall be specified in the notice of such meeting.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office, but in no event less than one half (1/2) of the total number of Directors, shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Organization, or the Operating Agreement.

Section 13. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Organization or this Operating Agreement, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or electronic transmission is filed with the minutes of proceedings of the Board or the committee.

Section 14. Waiver of Notice

(a) Whenever notice is required to be given by applicable law, the Certificate of Organization or this Operating Agreement, a waiver thereof by the Person(s) entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or committee thereof need be specified in any waiver of notice.

(b) Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 15. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees of the Board. The Board may also provide for reimbursement of reasonable expenses incurred by such Person(s) in connection with the business of the Company.

Section 16. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) To the fullest extent permitted by law, a Director or a member of any committee of the Board may not participate in the consideration or decision of any matter relating to a particular Exchange Member or other Person if such Director or committee member has a material interest in, or a professional, business or personal relationship with, that Exchange Member or Person, or if such participation shall create an appearance of impropriety. Exchange Member Directors shall not be deemed to be personally interested in the determination of matters that may affect the Exchange Members as a whole or certain groups of Exchange Members and Exchange Member Directors shall not be prohibited from participating in such determinations in the normal course of conducting the Company's business.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Director's or officer's votes are counted for such purpose, if: (i) the material facts pertaining to such Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good-faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors are less than a quorum; (ii) the material facts as to the Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Members entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Members; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the Members.

ARTICLE IV - MEMBERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of Members shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating and Governance Committee and Exchange Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each Member entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Organization or this Operating Agreement.

(b) The first annual meeting of Members shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the Members, for any purpose or purposes, may be called by the Chairman, the Board or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of Members owning not less than a majority of the then issued and outstanding membership units of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each Member entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Organization or this Operating Agreement. Business transacted at any special meeting of Members shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Members

The Secretary of the Company, or such other Person designated by the Secretary or the Board, shall have charge of the ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of Members, a complete list of the Members entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Member and the number of membership units registered in the name of each Member. Such list shall be open to the examination of any Member, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the principal place of business of the Company. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any Member who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the membership units issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the Members for the transaction of business except as otherwise provided by applicable law, the Certificate of Organization or this Operating Agreement. If, however, such quorum shall not be present or represented at any meeting of the Members, the Members entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the membership units having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Certificate of Organization, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting; Proxies

Unless otherwise provided in the Certificate of Organization or this Operating Agreement, each Member of the Company shall at every meeting of the Members be entitled to one (1) vote in person or by proxy for each membership unit having voting power held by such Member, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

Any action upon which a vote of Members is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding membership units having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the Members for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Members who have not so consented in writing.

Section 7. Ownership Limits

No Person, either alone or together with its related Person(s), may own, directly or indirectly, of record or beneficially, more than 40% (or 20% if the Person is a member of the Exchange) of the capital stock of the Company that has the right by its terms to vote in the election of the Board or on other matters (other than matters affecting the rights, preferences, or privileges of the capital stock). However, the Board, with respect to each owner exceeding the foregoing ownership limitations, may waive such restriction on condition that: (i) such waiver will not impair the ability of the Exchange to carry out its respective functions and responsibilities under the Act; (ii) such waiver is in the best interests of the Exchange and its Members; (iii) such waiver will not impair the ability of the Commission to enforce the Act; (iv) neither the subject owner nor any of its related Person(s) is subject to a Statutory Disqualification (within the meaning of Section 3(a)(39) of the Act); and (v) neither the owner nor any of its related Person(s) is an Exchange Member.

ARTICLE V - COMMITTEES OF THE BOARD

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, an Executive Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board for a specific and limited purpose. Committees shall have such authority as is vested in them by this Operating Agreement or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Board, after consultation with the Chairman, may designate, consistent with this Operating Agreement, the members of all committees of the Board, and the Board may, at any time, with or without cause, remove any member of a committee so appointed, after consultation with the Chairman. Each committee shall be comprised of at least three (3) members of the Board; provided, however, that except as set forth herein, every committee shall have at least half or a majority of Independent Directors. In designating members to committees of the Board, the Board is responsible for determining that any such committee meets the composition requirements set forth in this Article V. The Board, after consultation with the Chairman, may designate one or more Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise set forth in this Operating Agreement, the Board, after consultation with the Chairman, may have non-voting observers attend committee meetings.

(b) A committee member shall be removed immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected, and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(c) Any vacancy occurring in a committee shall be filled by the Board, after consultation with the Chairman, for the remainder of the term, with the approval of the Board.

(d) Except as otherwise provided by this Operating Agreement or by the Board, members of a committee shall hold office for a one (1) year period.

Section 3. Conduct of Proceedings

Except as otherwise provided in this Operating Agreement or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Operating Agreement, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by applicable law or this Operating Agreement.

Section 5. Specified Committees

(a) The Board, after consultation with the Chairman, shall designate the members of a Compensation Committee, which shall consist of two Independent Directors. The Compensation Committee shall consider and recommend compensation policies, programs and practices for officers and other employees of the Company and shall assist the Board in fulfilling its responsibilities to ensure the structures of compensation systems of the Exchange do not interfere with the Exchange's ability to fulfill its responsibilities as a LVERO. The Board, after consultation with the Chairman, may designate non-voting observers who shall be permitted to attend and participate in committee meetings.

(b) The Board, after consultation with the Chairman, shall designate the members of an Audit Committee, which shall consist solely of Directors, including half or a majority of Independent Directors. An Independent Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) assist the Board in fulfilling its responsibilities to oversee the financial soundness and compliance resources and the effectiveness of financial and compliance control processes related to the operation of the Company; (ii) take appropriate actions to oversee overall corporate policy for quality activities and reporting of a LVERO, sound business risk management practices and ethical behavior; (iii) provide oversight over the Company's financial reporting process and the financial information that is provided to Members, regulatory authorities and others; (iv) provide oversight over the systems of internal controls, technology and information integrity established by management and the Board and the Company's legal and compliance process; (v) select, evaluate and, where appropriate, replace any independent auditors retained by the Company to perform internal or other audit functions directly for the Company; (vi) oversee all activities of the Company's internal audit function, including management's responsiveness to internal audit recommendations and selecting and replacing and determining the compensation of the head of the Internal Audit Department (or if such position is outsourced, selecting and replacing and determining the compensation of the third party provider), in consultation with management; and (vii) oversee enterprise risk and technology operations, including security and business continuity measures. The Audit Committee shall have authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function. Nothing herein shall prohibit or be deemed to be in conflict with the ability of the Exchange to retain a third party to perform all or a portion of its audit function, provided that the Exchange shall supervise and have primary responsibility for any action undertaken by a third-party auditor retained to perform all or a portion of the Exchange's audit function.

(c) The Board, after consultation with the Chairman, shall designate the members of a Regulatory Oversight Committee, which shall consist solely of Independent Directors. The Regulatory Oversight Committee shall assist the Board in fulfilling its responsibilities to oversee the adequacy and effectiveness of the Exchange's regulatory and LVERO responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Exchange Act; assess the Exchange's regulatory performance and assist the Board and committees of the Board in reviewing the regulatory plan; and oversee the overall effectiveness of the Exchange's performance of its regulatory functions.

(d) The Board, after consultation with the Chairman, shall appoint an Appeals Committee, which shall consist solely of two Independent Directors and one Exchange Member Director. The Appeals Committee shall preside over all appeals related to disciplinary and Adverse Action determinations in accordance with the Exchange Rules.

(e) The Board, after consultation with the Chairman, may appoint an Executive Committee, which shall, to the fullest extent permitted by applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board and to facilitate coordination of Board processes. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

ARTICLE VI – COMMITTEES OF THE EXCHANGE

Section 1. Election of Nominating and Governance Committee and Exchange Member Nominating Committee.

The Nominating and Governance Committee and the Exchange Member Nominating Committee shall each be elected on an annual basis by a vote of the Members. Each of the Nominating and Governance Committee and Exchange Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating and Governance Committee or Exchange Member Nominating Committee, as applicable, such candidates to be voted on by the Members at the annual meeting of Members. Additional candidates for the Exchange Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating and Governance Committee

The Nominating and Governance Committee shall be responsible for (a) developing and recommending governance policies to the Board; (b) nominating candidates for election to the Board at the annual Member meeting and all other vacant or new Director positions on the Board (other than Owner Director positions) and in making such nominations, ensuring that candidates meet the compositional requirements of Article III, Section 2(b); (c) nominating director candidates and chairperson(s) to serve on committees of the Board; and (d) overseeing an annual self-evaluation of the Independent Directors and each Board committee. The Nominating and Governance Committee shall also oversee the implementation and effectiveness of the Operating Agreement, committee charters, policies and other governance documents as needed; review and recommend best practices in corporate governance; and oversee an orientation for new directors. The Nominating and Governance Committee shall consist solely of two (2) Independent Directors. The Nominating and Governance Committee shall have such other duties and may exercise such other authority as may be prescribed by resolution of the Board and the Charter of the Nominating and Governance Committee as adopted by resolution of the Board.

Section 3. Exchange Member Nominating Committee

The Exchange Member Nominating Committee shall nominate candidates for each Exchange Member Director position on the Board that is to be elected by Exchange Members or Members under the terms of this Operating Agreement and all other vacant or new Exchange Member Director positions on the Board. Each member of the Exchange Member Nominating Committee shall qualify as an Exchange Member Director, except that such committee member is not required to be a Director. Upon request of the Secretary, any such prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification. The Secretary shall certify to the Board such prospective committee member's classification. Such committee member shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

ARTICLE VII – OFFICERS, AGENTS AND EMPLOYEES

Section 1. General

The officers of the Company shall include a Chief Executive Officer and a Chief Regulatory Officer, and such other officers (including a Secretary) as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same Person, except that the offices of the Chief Executive Officer and Secretary may not be held by the same Person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

Any officer may resign at any time upon notice of resignation to the Chairman, the Chief Executive Officer or the Secretary, or a designee of the Board, if none such officers are then-appointed. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective. Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer may be the Chairman of the Board. The Chief Executive Officer shall be the Chief Executive Officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. Chief Regulatory Officer

The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 8. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board or the Chief Executive Officer.

ARTICLE VIII - INDEMNIFICATION

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

(a) Right to Indemnification. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "**Proceeding**") by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a Director or officer of the Company or, while a Director or officer of the Company, is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 1(c) of this Article VIII, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

(b) Prepayment of Expenses. The Company may, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VIII or otherwise.

(c) Nonexclusivity of Rights. To the fullest extent permitted by the Company's Certificate of Organization, the rights conferred on any Covered Person by this Article VIII shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Organization, this Operating Agreement, agreement, vote of Members or disinterested Directors or otherwise. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents with respect to indemnification and advances, to the fullest extent permitted by law and the Company's Certificate of Organization.

(d) Other Sources. The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

(e) Survival of Rights. The rights conferred on any Covered Person shall inure to the benefit of the heirs, executors and administrators of such a Person.

(f) Insurance. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any Person required or permitted to be indemnified pursuant to this Article VIII.

(g) Amendments. Any modification or repeal of the provisions of this Article VIII shall not adversely affect any right or protection hereunder of any Covered Person in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

(h) Other Indemnification and Advancement of Expenses. This Article VIII shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to Person(s) other than Covered Person(s) when and as authorized by appropriate corporate action.

(j) Saving Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Covered Person to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member related to the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX – AMENDMENTS; EMERGENCY OPERATING AGREEMENT

Section 1. By the Members or Board

This Operating Agreement may be altered, amended or repealed, or new Operating Agreement may be adopted, (i) by the written consent of the Members of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board; provided, however, that the Board shall not be entitled to amend or repeal, or adopt any new Operating Agreement that would be otherwise inconsistent with the Act or rules thereunder.

Section 2. Emergency Operating Agreement

The Board may adopt an emergency Operating Agreement subject to repeal or change by action of the Members of the Company that shall, notwithstanding any different provision of applicable law, the Certificate of Organization or this Operating Agreement, be operative during any emergency resulting from any attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Operating Agreement may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such Person(s) as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding: (a) the trading in, or operation of, the securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all Person(s) or the trading therein of any or all securities; and (b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the Person(s) hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the System.

ARTICLE X – EXCHANGE AUTHORITIES

Section 1. Rules

The Board, acting in accordance with the terms of this Operating Agreement and the Rules, shall be vested with all powers necessary for the governance of the Company as an "**Exchange**" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such Rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such Rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of this Operating Agreement and the Act, to administer, enforce, interpret, issue exemptions from, suspend or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their Associated Person(s).

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member or any other fitting sanction, and to impose appropriate sanctions applicable to Person(s) Associated with Exchange Members, including censure, fine, suspension or barring a Person Associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a Person Associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a Person Associated with an Exchange Member of any covenant with the Company or its Members;

(ii) violation by an Exchange Member or a Person Associated with an Exchange Member of any of the terms, conditions, covenants and provisions of the Rules or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or Person Associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or Person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or Person Associated with an Exchange Member to adhere to any ruling, order, direction or decision of, or to pay any sanction, fine or costs imposed by, the Board or any Person to which the Board has delegated its powers.

Section 3. Exchange Member Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members and Person(s) associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership, shall be promulgated and applied on a consistent basis and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments and other charges to be paid by Exchange Members and issuers and any other Person(s) using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments and other charges shall be equitably allocated among Exchange Members and issuers and any other Person(s) using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties shall not be used for non-regulatory purposes or distributed to the Members, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for Participants.

ARTICLE XI – MISCELLANEOUS PROVISIONS

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the limited volume exempt regulatory function of the Company (including disciplinary matters) shall be closed to all Person(s) other than Directors and officers, employees, agents or advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission.

Section 3. Books and Records; Confidentiality of Information and Records Relating to LVERO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the limited volume exempt regulatory function of the Company (including disciplinary matters, trading data, trading practices and audit information) and the information contained in those books and records shall be retained in confidence by the Company and the Directors, officers, employees, hearing officers, other agents and advisors of the Company, shall not be used by the Company for any non-regulatory purposes and shall not be made available to any Person (including any Exchange Member) other than to personnel of the Commission, and those Directors, officers, employees, hearing officers, other agents and advisors of the Company, to the extent necessary or appropriate to discharge properly the limited volume exempt regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of this Operating Agreement or the Certificate of Organization, distributions may be declared upon the membership units of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or membership units of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any distributions, there may be set aside out of any funds of the Company available for distributions such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or Person(s) as the Board, or a duly authorized committee thereof, may from time to time designate, or by the Chief Executive Officer, the Chief Regulatory Officer, the Secretary or such other officer or officers or Person(s) as the Chief Executive Officer, the Chief Regulatory Officer or the Secretary may from time to time designate (collectively, the "**Authorized Officers**"). Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any Authorized Officer, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments and papers required by any department of the United States government or by any state, county, municipal or other governmental authority may be executed in the name of the Company by any Authorized Officer of the Company.

Section 7. Power to Vote

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of members, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other Person(s).

Section 8. Notices

Unless otherwise provided in this Operating Agreement or by law, any and all notices contemplated by this Operating Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic "**PDF**" or similar transmission (receipt confirmed), or one (1) Business Day after being sent, postage prepaid, by nationally recognized overnight courier (e.g., Federal Express), or five (5) business says after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. Notices of special meetings of Directors shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose.

Section 9. Severability

If any provision of this Operating Agreement, or the application of any provision of this Operating Agreement to any Person or circumstances, is held invalid, the remainder of this Operating Agreement and the application of such provision to other Person(s) or circumstances shall not be affected.

Section 10. Limited Liability Company Certificates; Uncertificated Membership Interests

The membership units of the Company may be represented by certificates, provided that the Board may provide by resolution that some or all of any or all classes or series of the Company's units shall be uncertificated. Every holder of membership units of the Company represented by certificates shall otherwise be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form.

EXHIBIT "B-2"

AUTOMATED MATCHING SYSTEMS EXCHANGE

Rules of Operation

AUTOMATED MATCHING SYSTEMS EXCHANGE, LLC

RULES OF OPERATION

CHAPTER I. ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1. Adoption of Exchange Rules

The following Exchange Rules are adopted pursuant to Article III, Section 1 and Article X, Section 1 of the Operating Agreement of the Exchange.

Rule 1.2. Interpretation

Exchange Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3. Applicability

Exchange Rules shall apply to all Exchange Members and Person(s) Associated with an Exchange Member.

Rule 1.4. Effective Time

All Exchange Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Exchange or provided elsewhere in these Rules.

Rule 1.5. Definitions

Unless the context otherwise requires, defined terms used shall have the meaning set forth below:

(a) "**Act**" means the Securities Exchange Act of 1934, as amended and in effect from time to time and any successor statute.

(b) "**Adverse Action**" shall mean any action taken by the Exchange which adversely affects the rights of any Exchange Member, applicant for membership, or any Person Associated with an Exchange Member (including the denial of membership and the barring of any Person from becoming associated with an Exchange Member) and any prohibition or limitation by the Exchange imposed on any Person with respect to access to services offered by the Exchange, or an Exchange Member thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, any provision of the Operating Agreement or Exchange Rules or any interpretation thereof, or resolution or order of the Board or appropriate Exchange committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in Chapter VIII of the Exchange Rules.

(c) "**Affiliate**" means, with respect to any Person, any other Person directly or indirectly through one or more intermediaries controlling or controlled by, or under direct or indirect common control with, such Person. "**Affiliated**" shall have the correlative meaning.

(d) The terms "**Board**" and "**Board of Directors**" shall mean the Board of Directors of the Company.

(e) "**Broker**" shall have the same meaning as set forth in Section 3(a)(4) of the Act or, where applicable, a Person operating pursuant to an exemption from registration under the Act.

(f) "**Commission**" means the United States Securities and Exchange Commission.

(g) "**Company**" means Automated Matching Systems Exchange, LLC, a South Dakota limited liability company.

(h) "**Dealer**" shall have the same meaning as in Section 3(a)(5) of the Act or, where applicable, a Person operating pursuant to an exemption from registration under the Act.

(i) "**Designating Owner**" shall mean a Member of the Company that holds (together with its Affiliates) at least a fifteen percent (15%) beneficial interest.

(j) "**Designated Self-Regulatory Organization**" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance by Exchange Members with Exchange Rules.

(k) The term "**Exchange**" shall mean Automated Matching Systems Exchange, LLC, a registered national securities exchange, or system operating as an exemption therefrom under the Act.

(l) "**Exchange Member**" means any Person who has been admitted to membership in the Exchange and is permitted to effect transactions on the Exchange without the services of another Person acting as Broker. An Exchange Member is not a Member of the Company for purposes of voting, distributions, and other rights conferred by ownership of the Company by reason of being an Exchange Member. An Exchange Member shall have the status as provided in Section 3(a)(3) of the Act or, where applicable, a Person operating pursuant to an exemption from registration under the Act.

(m) "**Exchange Member Nominating Committee**" means the Exchange Member Nominating Committee elected pursuant to the Operating Agreement.

(n) "**Exchange Member Representative**" means the Person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Exchange Member

Representative or appoint a substitute for its Exchange Member Representative upon giving notice thereof to the Company. An Exchange Member Representative of an Exchange Member or a substitute shall be a member of senior management and a principal of the Exchange Member.

(o) "**Independent Director**" means a Director who has no material relationship with (i) the Company or any Affiliate of the Company or (ii) any Exchange Member or any Affiliate of any Exchange Member.

(p) "**Industry Member**" means a member of any committee or hearing panel who has such qualifications and experience in the securities industry as the Exchange so prescribes.

(q) with or provides professional services to the Exchange or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three (3) years.

(r) "**List of Candidates**" shall have the meaning set forth in Article III, Section 4(e).

(s) "**Member**" means any Person who maintains a direct ownership interest in the Company by way of membership units.

(t) "**Nominating and Governance Committee**" means the Nominating and Governance Committee elected pursuant to this Operating Agreement.

(u) "**Owner Director**" shall mean a Director nominated by a Designating Owner pursuant to Article III, Section 4(g) and elected by the Members of the Company.

(v) "**Owner Exchange Member**" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(w) "**Participant**" shall mean a Person who has entered into a contractual agreement with an Exchange Member for the purpose of effecting transactions in securities or submitting, disseminating, or displaying orders.

(x) "**Person**" means any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

(y) "**Person Associated with an Exchange Member**" or "**Associated Person of an Exchange Member**" means any Exchange Member, officer, or director of an Exchange Member (or other Person occupying a similar status or performing similar functions), any Person directly or indirectly controlling, controlled by, or under common control with, such Exchange Member or any employee of such Exchange Member, except that any Person Associated with an Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term.

(z) "**Petition Candidates**" shall have the meaning set forth in Article III, Section 4(c).

(aa) "**Petition Date**" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of Members.

(bb) "**Petition Deadline**" shall have the meaning set forth in Article III, Section 4(c).

(cc) "**Qualified Clearing Agency**" means a clearing agency registered with the Commission pursuant to Section 17A of the Act.

(dd) "**Rules**" or "**Exchange Rules**" shall have the same meaning as set forth in Section 3(a)(27) of the Act, with respect to the Company.

(ee) "**LVERO**" means an entity exercising self-regulatory powers pursuant to an exemption from registration under the Act.

(ff) "**Statutory Disqualification**" shall have the meaning set forth in Section 3(a)(39) of the Act.

(gg) "**Subscriber**" shall mean a Person who has entered into a contractual agreement with an Exchange Member for the purpose of effecting transactions in securities or submitting, disseminating, or displaying orders.

(hh) "**System**" shall mean the electronic communications facility designated by the Board through which securities of Exchange Members are quoted, transactions reported, or orders routed for execution.

Definitions apply equally to both the singular and plural forms of the defined terms. The terms "**include**" and "**including**" and other words of similar import shall be deemed to be followed by the phrase "**without limitation**." The terms "**herein**," "**hereof**," and "**hereunder**" and other words of similar import refer as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation.

CHAPTER II. MEMBERS OF THE EXCHANGE

Rule 2.1. Rights, Privileges and Duties of Exchange Members

Unless otherwise provided in the Exchange Rules or the Operating Agreement of the Exchange, each Exchange Member shall have the rights, privileges and duties of any other Exchange Member.

Rule 2.2. Obligations of Exchange Members and the Exchange

In addition to all other obligations imposed by the Exchange in its Operating Agreement or the Exchange Rules, all Exchange Members, as a condition of effecting securities transactions through the Exchange, shall agree to be regulated by the Exchange and shall recognize that the

Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, its Operating Agreement, its interpretations and policies and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline Exchange Members and Person(s) Associated with Exchange Members for violations of the provisions of the Exchange Rules, its Operating Agreement, its interpretations and policies and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with an Exchange Member, or any other fitting sanction.

Rule 2.3. Exchange Member Eligibility

Membership may be granted to a sole proprietor, partnership, corporation, limited liability company or other organization or individual that has been approved by the Exchange. Except as hereinafter provided, any Person may become a member of the Exchange, subject to the completion of a membership application and compliance with such conditions as the Exchange, under the direction of the Commission, prescribes.

Rule 2.4. Restrictions

(a) No Person may become an Exchange Member or continue as an Exchange Member in any capacity on the Exchange where such Person is subject to a Statutory Disqualification, except that a Person may become an Exchange Member or continue as an Exchange Member where, pursuant to Rules 19d-1, 19d-2, 19d-3 and 19h-1 of the Act, the Commission has issued an order providing relief from such a disqualification and permitting such a Person to become or remain an Exchange Member.

(b) No natural Person shall be admitted as, or be entitled to continue as, an Exchange Member or an Associated Person of an Exchange Member, unless such natural Person meets the standards of training, experience and competence as the Exchange may prescribe. Each Exchange Member shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications and experience of any Person applying for registration with the Exchange as an Associated Person of such Exchange Member.

(c) No Person shall be admitted as, or be entitled to continue as, a Member if he, she, or it:

(1) fails to comply with such financial responsibility and operational capability requirements as may be established by the Exchange Rules;

(2) fails to adhere to the Exchange Rules relating to the maintenance of books and records;

(3) fails to demonstrate to the Exchange adequate systems capability, capacity, integrity and security necessary to conduct business through the Exchange;

(4) is subject to any unsatisfied liens, judgments or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months;

(5) has been subject to any bankruptcy proceeding, receivership or arrangement for the benefit of creditors within the past three (3) years; or

(6) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory or limited volume exempt regulatory organization, or any member of a self-regulatory or limited volume exempt regulatory organization.

(d) No Person shall be admitted as an Exchange Member or as an Associated Person of an Exchange Member where it appears that such Person has engaged, and there is a reasonable likelihood that such Person again may engage, in acts or practices inconsistent with just and equitable principles of trade.

(e) No Person shall become an Associated Person of an Exchange Member unless such Person agrees:

(1) to supply the Exchange with such information with respect to such Person's relationships and dealings with the Exchange Member as may be specified by the Exchange;

(2) to permit examination of such Person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(3) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the Operating Agreement, the interpretations and policies of the Exchange and the provisions of the Act and the regulations thereunder.

Rule 2.6. Application Procedures for Membership

(a) Applications for membership shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Organization, its Operating Agreement, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees and members of its Board and of any committee shall not be liable, except for willful malfeasance, to the applicant or to any other Person, for any action taken by such Director, officer or Member in his official capacity, or by any employee of the Exchange Member while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Organization, Operating Agreement, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board or any duly authorized committee.

(4) An agreement that, in cases where the applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the applicant against the Exchange or any of its officers, Directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding; provided, however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals.

(5) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or committee members such books and records as may be required to be maintained by the Commission or the Exchange Rules.

(6) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with an Exchange Member shall be made on Form U-4 or such other form as the Exchange may prescribe and shall be delivered to the Exchange in such manner as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be an Exchange Member.

(d) If the Exchange is not satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify the applicant of the grounds for denying the applicant. The Board on its own motion may reverse the determination that the applicant is not qualified for membership. If a majority of the Board specifically determines to reverse the determination to deny membership, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall grant membership to the applicant. An applicant who has been denied membership may appeal such decision under Chapter IX of the Exchange Rules governing Adverse Action.

(e) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for Associated Person(s) of an Exchange Member, the procedure set forth in this Chapter shall govern the processing of any such applications.

Rule 2.7. Revocation of Membership or Association with an Exchange Member

Exchange Members or Associated Person(s) of Exchange Members may effect approved securities transactions through the Exchange only so long as they possess all the qualifications set forth in the Exchange Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of an Exchange Member or an Associated Person of an Exchange Member, when the Exchange has reason to believe that an Exchange Member or Associated Person of an Exchange Member fails to meet such qualifications, the Exchange may act to revoke such Person's membership or association. Such action shall be instituted under, and governed by, Chapters VII and VIII of the Exchange Rules and may be appealed under Chapter IX of the Exchange Rules governing Adverse Action. In connection with any revocation of rights as an Exchange Member or voluntary termination of rights as an Exchange Member pursuant to Rule 2.8, the Exchange Member's membership in the Exchange shall be cancelled.

Rule 2.8. Voluntary Termination of Rights as an Exchange Member

An Exchange Member may voluntarily terminate its rights as an Exchange Member only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until thirty (30) days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigation or disciplinary action brought against the Exchange Member has reached a final disposition; and (iv) any examination of such Exchange Member in process is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any time.

Rule 2.9. Affiliation between Exchange and an Exchange Member

Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire or maintain an ownership interest in an Exchange Member. In addition, without the prior approval of the Commission, an Exchange Member shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. Nothing in this Rule 2.9 shall prohibit an Exchange Member from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such Exchange Member or any officer, director, manager, managing member, partner or affiliate of such Exchange Member being or becoming a Director pursuant to the Operating Agreement of the Exchange.

CHAPTER III. EXCHANGE RULES OF PRACTICE

Rule 3.1. Business Conduct of Exchange Members

An Exchange Member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3.2. Violations Prohibited

No Exchange Member shall engage in conduct in violation of the Act, the rules or regulations thereunder, the Operating Agreement, Exchange Rules or any policy or written interpretation of the Operating Agreement or Exchange Rules by the Board or an appropriate Exchange committee. Every Exchange Member shall so supervise Person(s) Associated with the Exchange Member as to assure compliance with those requirements.

Rule 3.3. Use of Fraudulent Devices

No Exchange Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

Rule 3.4. False Statements

No Exchange Member or applicant for membership, or Person Associated with an Exchange Member or applicant, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Exchange Member or Person Associated with an Exchange Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated self-regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Rule 3.5. Publication of Transactions and Quotations

No Exchange Member shall report to the Exchange or publish or cause to be published any transaction as a purchase or sale of any security unless such Exchange Member believes that such transaction was a bona fide purchase or sale of such security, and no Exchange Member shall purport to quote the bid or asked price for any security, unless such Exchange Member believes that such quotation represents a bona fide bid for, or offer of, such security.

Rule 3.6. Offers at Stated Prices

No Exchange Member shall make an offer to buy from or sell to any Person any security at a stated price unless such Exchange Member or their Participant is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Rule 3.7. Payment Designed to Influence Market Prices, Other than Paid Advertising

No Exchange Member shall, directly or indirectly, give, permit to be given, or offer to give anything of value to any Person for the purpose of influencing or rewarding the action of such Person in connection with the publication or circulation in any newspaper, investment service or similar publication of any matter which has, or is intended to have, an effect upon the market price of any security; provided, that this Rule shall not be construed to apply to a matter which is clearly identifiable as paid advertising.

Rule 3.8. Disclosure on Confirmations

An Exchange Member, at or before the completion of each transaction with a Participant, shall give or send to such Participant such written notification or confirmation of the transaction as is required by Rule 10b-10 under the Act.

Rule 3.9. Disclosure of Control

An Exchange Member controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a Participant the existence of such control before entering into any contract with or for such Participant for the purchase or sale or such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the Participant at or before completion of the transaction.

Rule 3.10. Discretionary Accounts and Solicited Transactions Prohibited

No Exchange Member shall effect any purchase or sale transactions with any discretionary power or which was recommended or solicited by the Exchange Member. All transactions conducted shall be done on an unsolicited basis and each Exchange Member shall receive a confirmation that such party initiating the transaction is not relying on the Exchange Member in his, her, or its decision to purchase or sell a security.

Rule 3.11. Custody of Participant's Securities or Funds

No Exchange Member shall take possession or control of securities or funds of a Participant. Exchange Members shall only use transfer agents registered pursuant to Section 17A of the Act and banks, as defined in Section 3(a)(6) of the Act. For transactions involving a central counterparty, Exchange Members shall use a Qualified Clearing Agency.

Rule 3.12. Prohibition Against Guarantees

No Exchange Member shall guarantee, directly or indirectly, a Participant against loss in any securities account of such Participant or in any securities transaction effected by the Exchange Member with or for such Participant.

Rule 3.13. Sharing in Accounts

No Exchange Member shall share, directly or indirectly, in the profits or losses in any account of a Participant.

Rule 3.14. Installment or Partial Payment Sales

(a) No Exchange Member shall take or carry any account or make a transaction for any Participant under any arrangement which contemplates or provides for the purchase of any security for the account of the Participant, or for the sale of any security to the Participant, where payment for the security is to be made to the Exchange Member by the Participant over a period of time in installments or by a series or partial payments.

(b) No Exchange Member, whether acting as principal or agent, shall make, in connection with any transaction referred to in this Rule, any agreement with his Participant under which such Exchange Member shall be allowed to pledge or hypothecate any security involved in such transaction in contravention of Commission Rules 8c-1 and 15c3-3.

CHAPTER IV. BOOKS AND RECORDS

Rule 4.1. Requirements

Each Exchange Member shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 4.2. Furnishing of Records

Every Exchange Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the Exchange Member in order to obtain or verify information related to transactions executed through the Exchange or activities relating to the Exchange.

Rule 4.3. Record of Written Complaints

(a) Each Exchange Member shall keep and preserve for a period of not less than five (5) years a file of all written complaints of Participants and action taken by the Exchange Member in respect thereof, if any. Further, for the first two (2) years of the five-year period, the Exchange Member shall keep such file in a place readily accessible to examination or spot checks.

(b) A "**complaint**" shall mean any written statement of a Participant or any Person acting on behalf of a Participant alleging a grievance involving the activities of an Exchange Member or Person(s) under the control of the Exchange Member in connection with (1) the solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the Exchange or (2) the disposition of securities or funds of that Participant which activities are related to such a transaction.

Rule 4.4. Disclosure of Financial Condition

An Exchange Member shall make available for inspection by a Participant, upon request, the information relative to such Exchange Member's financial condition disclosed in its most recent balance sheet prepared either in accordance with such Exchange Member's usual practice or as required by any State or Federal securities laws, or any rule or regulation thereunder. Further, an

Exchange Member shall send to its Participants the statements required by Commission Rule 17a-5(c).

CHAPTER V. SUPERVISION

Rule 5.1. Written Procedures

Each Exchange Member shall establish, maintain and enforce written procedures which will enable it to supervise properly the activities of Associated Person(s) of the Exchange Member and to ensure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 5.2. Responsibility of Exchange Members

Final responsibility for proper supervision shall rest with the Exchange Member. The Exchange Member shall designate a partner, officer or manager in each office of supervisory jurisdiction, including the main office, to carry out the written supervisory procedures. A copy of such procedures shall be kept in each such office.

Rule 5.3. Records

Each Exchange Member shall be responsible for making and keeping appropriate records for carrying out the Exchange Member's supervisory procedures.

Rule 5.4. Review of Activities

Each Exchange Member shall review the activities of each office.

Rule 5.5. Prevention of the Misuse of Material, Nonpublic Information

(a) Each Exchange Member must establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such Exchange Member's business, to prevent the misuse of material, non-public information by the Exchange Member or Person(s) Associated with the Exchange Member. Exchange Members for whom the Exchange is the Designated Examining Authority ("**DEA**") that are required to file SEC Form X-17A-5 with the Exchange on an annual or more frequent basis must file, contemporaneously with the submission of the calendar year end Insider Trading and Securities Fraud Enforcement Act certifications, compliance acknowledgements stating that the procedures mandated by this Rule have been established, enforced and maintained. Any Exchange Member, or Associated Person who becomes aware of a possible misuse of material, non-public information must promptly notify the Exchange's Surveillance Department.

(b) For purposes of this Rule 5.5, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(1) Trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer; or

(2) Trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(3) Disclosing to another Person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

(c) This Rule 5.5 requires that, at a minimum, each Exchange Member establish, maintain, and enforce the following policies and procedures:

(1) All Associated Person(s) must be advised in writing of the prohibition against the misuse of material, non-public information;

(2) All Associated Person(s) must sign attestations affirming their awareness of, and agreement to abide by the aforementioned prohibitions. These signed attestations must be maintained for at least three (3) years, the first two (2) years in an easily accessible place;

(3) Each Member must receive and retain copies of trade confirmations and monthly account statements for each brokerage account in which an Associated Person has a direct or indirect financial interest or makes investment decisions. The activity in such accounts should be reviewed at least quarterly by the Exchange Member for the purpose of detecting the possible misuse of material, non-public information; and

(4) All Associated Person(s) must disclose to the Exchange Member whether they, or any Person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information. Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this Rule 5.5; the adequacy of each Exchange Member's policies and procedures will depend upon the nature of such Exchange Member's business.

Rule 5.6. Anti-Money Laundering Compliance Program

(a) Each Exchange Member shall develop and implement an anti-money laundering program reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, et seq.), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Exchange Member's anti-money laundering program must be approved, in writing, by a member of its senior management.

(b) The anti-money laundering programs required by the Rule shall, at a minimum:

(1) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(2) establish and implement policies and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(3) provide for independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party;

(4) designate, and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number), a Person(s) responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to the Exchange regarding any change in such designation(s); and

(5) provide ongoing training for appropriate Person(s).

CHAPTER VI. EXTENSIONS OF CREDIT

Rule 6.1. Prohibitions and Exemptions

(a) An Exchange Member shall not knowingly effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The use of margin or extension of any credit to a Participant shall be prohibited. All securities shall be fully paid for by and registered in the name of the seller prior to sale; or such other reasonable measures taken by the Exchange Member to evidence the ability of the seller to deliver.

(c) No Exchange Member shall permit a Participant to make a practice, directly or indirectly, of effecting transactions where the cost of securities purchased is met by the sale of the same securities. No Exchange Member shall permit a Participant to make a practice of selling securities with them which are to be received against payment where such securities were purchased and are not yet paid for.

CHAPTER VII. SUSPENSION BY CHIEF REGULATORY OFFICER

Rule 7.1. Imposition of Suspension

(a) An Exchange Member which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform the Secretary in writing of such fact. Upon receipt of said notice, or whenever it shall appear to the Chief Regulatory Officer ("**CRO**") (after such verification and with such opportunity for comment by the Exchange Member as the circumstances reasonably permit) that an Exchange Member has failed to perform its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting its business in such financial or operational condition or is otherwise conducting its business in such a manner that it cannot be permitted to continue in business with safety to its Participants, creditors and other Exchange Members, the CRO may summarily suspend the Exchange Member or may impose such conditions and restrictions upon the Exchange Member as are reasonably necessary for the protection of investors, the Exchange, the creditors and the Participants of such Exchange Member.

(b) An Exchange Member that does not pay any dues, fees, assessments, charges or other amounts due to the Exchange within ninety (90) days after the same has become payable shall be reported to the CRO, who may, after giving reasonable notice to the Exchange Member of such arrearages, suspend the Exchange Member until payment is made. Should payment not be made within six months after payment is due, the Exchange Member's membership may be cancelled by the Exchange.

(c) In the event of suspension of an Exchange Member, the Exchange shall give prompt notice of such suspension to the Exchange Members. Unless the CRO shall determine that lifting the suspension without further proceedings is appropriate, such suspension shall continue until the Exchange Member is reinstated as provided in Rule 7.3 of this Chapter.

Rule 7.2. Investigation Following Suspension

Every Exchange Member suspended under the provisions of this Chapter shall immediately make available every facility requested by the Exchange for the investigation of its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short security position maintained by the Exchange Member and each of its Participants. The foregoing includes, without limitation, the furnishing of such of the Exchange Member's books and records and the giving of such sworn testimony as may be requested by the Exchange.

Rule 7.3. Reinstatement

An Exchange Member suspended under the provisions of this Chapter may apply for reinstatement by a petition in accordance with and in the time provided for by the provisions of the Exchange Rules relating to Adverse Action.

Rule 7.4. Failure to be Reinstated

An Exchange Member suspended under the provisions of this Chapter who fails to seek or obtain reinstatement in accordance with Rule 7.3 shall have its membership cancelled by the Exchange in accordance with the Exchange's Operating Agreement.

Rule 7.5. Termination of Rights by Suspension

An Exchange Member suspended under the provisions of this Chapter shall be deprived during the term of its suspension of all rights and privileges conferred to it by virtue of its membership in the Exchange.

Rule 7.6. Summary Suspension of Exchange Services

The CRO (after such verification with such opportunity for comment as the circumstances reasonably permit) may summarily limit or prohibit (i) any Person from access to services offered by the Exchange, if such Person has been and is expelled or suspended from any self-regulatory or limited volume exempt regulatory organization or barred or suspended from being associated with a member of any self-regulatory or limited volume exempt regulatory organization or is in such financial or operating difficulty that the Exchange determines that such Person cannot be permitted to do business with safety to investors, creditors, Exchange Members or the Exchange; or (ii) a Person who is not an Exchange Member from access to services offered by the Exchange, if such Person does not meet the qualification requirements or other pre-requisites for such access and if such Person cannot be permitted to continue to have access with safety to investors, creditors, Exchange Members and the Exchange. Any Person aggrieved by any such summary action may seek review under the provisions of the Exchange Rules relating to Adverse Action.

Rule 7.7. Commission Action

The Commission may stay any summary action taken pursuant to this Chapter on its own motion or upon application by any Person aggrieved thereby made pursuant to Section 19(d) of the Act and the rules thereunder.

CHAPTER VIII. DISCIPLINE

Rule 8.1. Disciplinary Jurisdiction

(a) An Exchange Member or a Person Associated with an Exchange Member (the "**Respondent**") who is alleged to have violated or aided and abetted a violation of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Certificate of Organization, Operating Agreement or Rules of the Exchange, or any interpretation thereof, or any resolution or order of the Board or appropriate Exchange committee, shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by: expulsion; suspension; limitation of activities, functions and operation; fine; censure; suspension or bar from association with an Exchange Member or any other fitting sanction, in accordance with the provisions of this Chapter.

An individual Exchange Member, responsible party, or other Person Associated with an Exchange Member may be charged with any violation committed by employees under his/her/its supervision or by the Exchange Member with which he/she/it is associated, as though such violation were his/her/its own. An Exchange Member organization may be charged with any violation committed by its employees or by any other Person who is associated with such Exchange Member organization, as though such violation were its own.

(b) Any Exchange Member or Person Associated with an Exchange Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following the termination of such Person's membership or association with an Exchange Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Exchange Member or former Associated Person within one year of receipt by the Exchange of the latest written notice of the termination of such Person's status as an Exchange Member or Person Associated with an Exchange Member. The foregoing notice requirement does not apply to a Person who at any time after a termination again subjects himself or herself to the disciplinary jurisdiction of the Exchange by becoming an Exchange Member or a Person Associated with an Exchange Member.

(c) A summary suspension or other action taken pursuant to Chapter VII of the Rules of the Exchange shall not be deemed to be disciplinary action under this Chapter, and the provisions of this Chapter shall not be applicable to such action.

(d) The Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter VIII shall govern Exchange disciplinary actions and to what extent the rules of the other self-regulatory organization shall govern such actions. Notwithstanding the fact that the Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Rule 8.2. Complaint and Investigation

(a) Initiation of Investigation. The Exchange, or the designated self-regulatory organization, when appropriate, shall investigate possible violations within the disciplinary jurisdiction of the Exchange which are brought to its attention in any manner, or upon order of the Board, the CRO or other Exchange officials designated by the CRO, or upon receipt of a complaint alleging such violation.

(b) Report. In every instance where an investigation has been instituted as a result of a complaint, and in every other instance in which an investigation results in a finding that there are reasonable grounds to believe that a violation has been committed, a written report of the investigation shall be submitted to the CRO by the Exchange's staff or, when appropriate, by the designated self-regulatory organization.

(c) Requirement to Furnish Information and Right to Counsel. Each Exchange Member and Person Associated with an Exchange Member shall be obligated upon request by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) an investigation initiated pursuant to paragraph (a) of this Rule or (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal. No Exchange Member or Person associated with an Exchange Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter nor refuse to comply with a request made by the Exchange pursuant to this paragraph. An Exchange Member or Person Associated with an Exchange Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(d) Notice, Statement and Access. Prior to submitting its report, the staff shall notify the Person(s) who is the subject of the report (hereinafter "**Subject**") of the general nature of the allegations and of the specific provisions of the Act, rules and regulations promulgated thereunder, or provisions of the Certificate of Organization, Operating Agreement or Rules of the Exchange or any interpretation thereof or any resolution of the Board, that appear to have been violated. To assist a Subject in preparing such a written statement, he or she shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by him or her or his or her agents.

(e) Failure to Furnish Information. Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter or in the course of preparation by the Exchange in anticipation of such a hearing or appeal on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule 8.2.

(f) Regulatory Cooperation. No Exchange Member or Person Associated with an Exchange Member or other Person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or other self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish testimony, documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such testimony, documentary materials or other information in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to subsection (g) of this Rule. The requirements of this Rule 8.2(f) shall apply when the Exchange has been notified by another self-regulatory organization of the request for testimony, documentary materials or other information and the Exchange then requests in writing that an Exchange Member, Person Associated with an Exchange Member or other Person or entity provide such testimony, documentary materials or other information. Any Person or entity required to furnish testimony, documentary materials or other information pursuant to this Rule 8.2(f) shall be afforded the same rights and procedural protections as that Person or entity would have if the Exchange had initiated the request.

(g) Cooperative Agreements. The Exchange may enter into agreements with domestic and foreign self-regulatory organizations providing for the exchange of information and other forms of mutual assistance or for market surveillance, investigative, enforcement or other regulatory purposes.

Rule 8.3. Expedited Proceeding

Upon receipt of the notification required by Rule 8.2(d), a Subject may seek to dispose of the matter through a letter of consent signed by the Subject. If a Subject desires to attempt to dispose of the matter through a letter of consent, the Subject must submit to the staff within fifteen (15) days from the date of the notification required by Rule 8.2(d) a written notice electing to proceed in an expedited manner pursuant to this Rule 8.3. The Subject must then endeavor to reach agreement with the Exchange's staff upon a letter of consent which is acceptable to the staff and which sets forth a stipulation of facts and findings concerning the Subject's conduct, the violation(s) committed by the Subject and the sanction(s) therefor. The matter can only be disposed of through a letter of consent if the staff and the Subject are able to agree upon terms of a letter of consent which are acceptable to the staff and the letter is signed by the Subject. At any point in the negotiations regarding a letter of consent, either the staff may deliver to the Subject or the Subject may deliver to the staff a written declaration of an end to the negotiations. If the letter of consent is accepted by the CRO, the Exchange may adopt the letter as its decision and shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the CRO, the matter shall proceed as though the letter had not been submitted. Upon rejection, the Subject will then have fifteen (15) days to submit a written statement pursuant to Rule 8.2(d). The CRO's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

Rule 8.4. Charges

(a) Determination Not to Initiate Charges. Whenever it shall appear to the CRO from the investigation report that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever the CRO otherwise determines that no further proceedings are warranted, he or she shall issue a written statement to that effect setting forth the reasons for such finding.

(b) Initiation of Charges. Whenever it shall appear to the CRO that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the CRO shall direct the issuance of a statement of charges against the Respondent specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, Operating Agreement, Exchange Rules, interpretations or resolutions of which such acts are in violation. A copy of the charges shall be served upon the Respondent in accordance with Rule 8.12.

Rule 8.5. Answer

The Respondent shall have fifteen (15) business days after service of the charges to file a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer within the time provided, the charges shall be considered to be admitted.

Rule 8.6. Hearings

(a) Selection of Hearing Panel. Subject to Rule 8.7, concerning summary proceedings, a hearing on the charges shall be held before a panel of three (3) hearing officers (the "**Hearing Panel**") appointed by the Chief Executive Officer. Each Hearing Panel shall be comprised as follows: (i) a professional hearing officer, who shall serve as Chairman of the Hearing Panel, (ii) a hearing officer who is an Industry Member, and (iii) a hearing officer who is a Member Representative (each a "**Hearing Officer**"). Prospective Hearing Officers shall be required to disclose to the Exchange their employment history for the past ten (10) years, any past or current material business or other financial relationships with the Exchange or any members of the Exchange, and any other information deemed relevant by the Exchange. Such disclosures relating to the particular Hearing Officers selected by the Chief Executive Officer shall be provided to the Respondent upon request after the selection of the Hearing Panel. In selecting Hearing Officers for a particular matter, the Chief Executive Officer should give reasonable consideration to the prospective Hearing Officers' professional competence and reputation, experience in the securities industry, familiarity with the subject matter involved, the absence of bias and any actual or perceived conflict of interest, and any other relevant factors.

(b) Impartiality of Hearing Officers. When any Hearing Officer considers a disciplinary matter he or she is expected to function impartially and independently of the staff members who prepared and prosecuted the charges, Exchange counsel may assist the Hearing Panel in preparing its written recommendations or judgments. Within fifteen (15) days of the appointment of the Hearing Panel, the Respondent may move for disqualification of any Hearing Officer sitting on such Panel based upon bias or conflict of interest. Such motions shall be made in writing and state with specificity the facts and circumstances giving rise to the alleged bias or conflict of interest. The motion papers shall be filed with the Hearing Panel and the Secretary of the Exchange. The Exchange may file a brief in opposition to the Respondent's motion within fifteen (15) days of service thereof. The Hearing Panel shall rule upon such motion no later than thirty (30) days from filing by the Respondent. Prior adverse rulings against the Respondent or Respondent's attorney in other matters shall not, in and of themselves, constitute grounds for disqualification. If the Hearing Panel believes the Respondent has provided satisfactory evidence in support of the motion to disqualify, the applicable Hearing Officer shall remove himself or herself and request the Chief Executive Officer to reassign the hearing to another Hearing Officer such that the Hearing Panel still meets the compositional requirements described in Rule 8.6(a). If the Hearing Panel determines that the Respondent's grounds for disqualification are insufficient, it shall deny the Respondent's motion for disqualification by setting forth the reasons for the denial in writing and the Hearing Panel will proceed with the hearing. The ruling by the Hearing Panel on such motions shall not be subject to interlocutory review.

(c) Notice and List of Documents. Participants shall be given at least fifteen (15) business days' notice of the time and place of the hearing and a statement of the matters to be considered therein. All documentary evidence intended to be presented in the hearing by the Respondent, the Exchange, or the designated self-regulatory authority must be received by the Hearing Panel at least eight (8) days in advance of the hearing or it may not be presented in the hearing. The parties shall furnish each other with a list of all documents submitted for the record not less than four (4) business days in advance of the hearing, and the documents themselves shall be made available to the parties for inspection and copying.

(d) Conduct of Hearing. The Hearing Panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Formal rules of evidence shall not apply. The charges shall be presented by a representative of the Exchange or the designated self-regulatory authority who, along with the Respondent, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Hearing Panel and opposing parties. The Respondent is entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record.

Rule 8.7. Summary Proceedings

Notwithstanding the provisions of Rule 8.6 of this Chapter, the CRO may make a determination without a hearing and may impose a penalty as to violations which the Respondent has admitted or charges which the Respondent has failed to answer or which otherwise are not in dispute. Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) business days from the date of service to notify the CRO that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the CRO shall constitute an admission of the violations and acceptance of the penalty as determined by the CRO and a waiver of all rights of review. If the Respondent requests a hearing, the matters which are the subject of the hearing shall be handled in accordance with the hearing and review procedures of this Chapter.

Rule 8.8. Offers of Settlement

(a) Submission of Offer. At any time during the course of any proceeding under this Chapter, the Respondent may submit to the CRO a written offer of settlement which shall contain a proposed stipulation of facts and shall consent to a specified penalty. Where the CRO accepts an offer of settlement, he or she shall issue a decision, including findings and conclusions and imposing a penalty, consistent with the terms of such offer. Where the CRO rejects an offer of settlement, he or she shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become part of the record. A decision of the CRO issued upon acceptance of an offer of settlement as well as the determination of the CRO whether to accept or reject such an offer shall become final twenty (20) business days after such decision is issued, and the Respondent may not seek review thereof.

(b) Submission of Statement. A Respondent may submit with an offer of settlement a written statement in support of the offer. In addition, if the staff will not recommend acceptance of an offer of settlement before the CRO, a Respondent shall be notified and may appear before the CRO to make an oral statement in support of his/her offer. Finally, if the CRO rejects an offer that the staff supports, a Respondent may appear before the CRO to make an oral statement concerning why he/she believes the CRO should change his or her decision and accept Respondent's offer, and if Respondent makes such appearance, the staff may also appear before the CRO to make an oral statement in support of its position. A Respondent must make a request for such an appearance within five (5) days of being notified that the offer was rejected or that the staff will not recommend acceptance.

Rule 8.9. Decision

Following a hearing conducted pursuant to Rule 8.6 of this Chapter, the Hearing Panel shall prepare a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the penalty, if any, therefor. The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a penalty is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, the Operating Agreement, Exchange Rules, interpretations or resolutions of which the acts are deemed to be in violation. The Respondent shall promptly be sent a copy of the decision.

Rule 8.10. Review

(a) Petition. The Respondent shall have ten (10) days after service of notice of a decision made pursuant to Rule 8.9 of this Chapter to petition for review thereof. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(b) Conduct of Review. The review shall be conducted by the Appeals Committee of the Board. Unless the Appeals Committee shall decide to open the record for introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties. The Appeals Committee's decision shall be in writing and shall be final.

(c) Review on Motion of Board. The Board may on its own initiative order review of a decision made pursuant to Rule 8.7, 8.8, or 8.9 of this Chapter within twenty (20) business days after issuance of the decision. Such review shall be conducted in accordance with the procedure set forth in paragraph (b) of this Rule.

(d) Review of Decision Not to Initiate Charges. Upon application made by the Chief Executive Officer within thirty (30) days of a decision made pursuant to Rule 8.4(a) of this Chapter, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b), as applicable.

Rule 8.11. Effective Date of Judgment

Penalties imposed under this Chapter shall not become effective until the review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a penalty on the Respondent, the CRO, Hearing Panel or committee of the Board, as applicable, may impose such conditions and restrictions on the activities of the Respondent as he, she or it considers reasonably necessary for the protection of investors, creditors and the Exchange.

Rule 8.12. Miscellaneous Provisions

(a) Service of Notice. Any charges, notices or other documents may be served upon the Respondent either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the Respondent at his last known place of business.

(b) Extension of Time Limits. Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

(c) Reports and Inspection of Books for Purpose of Investigating Complaints. For the purpose of any investigation or determination as to the filing of a complaint, or any hearing of any complaint against any Exchange Member or any Person Associated with an Exchange Member, the Exchange's staff, CRO, Board or designated self-regulatory organization shall have the right (1) to require any Exchange Member to report orally or in writing with regard to any matter involved in any such investigation or hearing, and (2) to investigate the books, records and accounts of any such Exchange Member with relation to any matter involved in any such investigation or hearing. No Exchange Member shall refuse to make any report as required in this Rule, or refuse to permit any inspection of books, records and accounts as may be validly called for under this Rule.

Rule 8.13. Costs of Proceedings

Any Exchange Member disciplined pursuant to this Chapter shall bear such part of the costs of the proceedings as the CRO or the Board deems fair and appropriate in the circumstances.

Rule 8.14. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

Rule 8.15. Imposition of Fines for Minor Violation(s) of Rules

(a) In lieu of commencing a disciplinary proceeding as described in Rules 8.1 through 8.13, the Exchange may, subject to the requirements set forth in this Rule, impose a fine, not to exceed $2,500, on any Exchange Member, Associated Person of an Exchange Member, or employee of an Exchange Member, for any violation of a Rule of the Exchange, which violation the Exchange shall have determined is minor in nature. The Exchange may aggregate individual violations of particular rules and treat such violations as a single offense, provided that such aggregation is based upon a comprehensive automated surveillance program. In other instances, the Exchange may, if no exceptional circumstances are present, impose a fine based upon a determination that there exists a pattern or practice of violative conduct. The Exchange also may aggregate similar violations generally if the conduct was unintentional, there was no injury to public investors, or the violations resulted from a single systemic problem or cause that has been corrected. Any fine imposed pursuant to this Rule and not contested shall not be publicly reported, except as may be required by Rule 19d-1 under the Act or as may be required by any other regulatory authority.

(b) In any action taken by the Exchange pursuant to this Rule, the Person against whom a fine is imposed shall be served (as provided in Rule 8.12) with a written statement, signed by an authorized officer of the Exchange, setting forth (i) the Rule or Rules alleged to have been violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each such violation; and (iv) the date by which such determination becomes final and such fine becomes due and payable to the Exchange, or such determination must be contested as provided in paragraph (d) below, such date to be not less than fifteen (15) business days after the date of service of the written statement.

(c) If the Person against whom a fine is imposed pursuant to this Rule pays the fine, such payment shall be deemed to be a waiver by such Person of such Person's right to a disciplinary proceeding under Rules 8.1 through 8.13 and any review of the matter by the Appeals Committee or by the Board.

(d) Any Person against whom a fine is imposed pursuant to this Rule may contest the Exchange's determination by filing with the Exchange not later than the date by which such determination must be contested, a written response meeting the requirements of an Answer as provided in Rule 8.5 at which point the matter shall become a disciplinary proceeding subject to the provisions of Rules 8.1 through 8.13. In any such disciplinary proceeding, if the Hearing Panel determines that the Person charged is guilty of the rule violation(s) charged, the Hearing Panel shall (i) be free to impose any one or more disciplinary sanctions and (ii) determine whether the rule violation(s) is minor in nature. The Person charged and the Board of the Exchange may require a review by the Board of any determination by the Hearing Panel by proceeding in the manner described in Rule 8.10.

(e) The Exchange shall prepare and announce to its Exchange Members from time to time a listing of the Exchange Rules as to which the Exchange may impose fines as provided in this Rule. Such listing shall also indicate the specific dollar amount that may be imposed as a fine hereunder with respect to any violation of any such Rule or may indicate the minimum and maximum dollar amounts that may be imposed by the Exchange with respect to any such violation. Nothing in this rule shall require the Exchange to impose a fine pursuant to this rule with respect to the violation of any Rule included in any such listing.

Rule 8.16. Ex Parte Communications

(a) Unless on notice and opportunity for all parties to participate:

(1) No Respondent or Exchange staff member shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to any Hearing Officer, any member of the Board of Directors or a member of a committee of the Board who is participating in a decision with respect to that proceeding (an "**Adjudicator**"); and

(2) No Adjudicator shall make or knowingly cause to be made to a Respondent or Exchange staff member an ex parte communication relevant to the merits of that proceeding.

(b) An Adjudicator who receives, makes, or knowingly causes to be made a communication prohibited by this Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses and memoranda stating the substance of all oral responses to all such communications.

(c) If a prohibited ex parte communication has occurred, the Board of Directors or a committee thereof may take whatever action it deems appropriate in the interests of justice, the policies underlying the Act, and the Exchange Operating Agreement and Rules, including dismissal or denial of the offending party's interest or claim. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) The prohibitions of this Rule shall apply beginning with the initiation of an investigation as provided in Rule 8.2(a), unless the Person responsible for the communication has knowledge that the investigation shall be initiated; in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

CHAPTER IX. ADVERSE ACTION

Rule 9.1. Scope of Chapter

This Chapter provides the procedure for Person(s) who are or are about to be aggrieved by Adverse Action, including, but not limited to, those Person(s) who have been denied membership in the Exchange, barred from becoming associated with an Exchange Member, or prohibited or limited with respect to Exchange services pursuant to the Operating Agreement or the Rules of the Exchange (other than disciplinary action for which review is provided in Chapter VIII and from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Rule 9.2. Submission and Time Limitation on Application to Exchange

A Person who is or will be aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application with the Exchange within fifteen (15) business days after being notified of such action. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

Rule 9.3. Procedure Following Applications for Hearing

(a) Appeals Committee. Applications for hearing and reviewing shall be referred promptly by the Exchange to the Appeals Committee. A record of the proceedings shall be kept.

(b) Documents. The Appeals Committee will set a hearing date and shall be furnished with all materials relevant to the proceedings at least seventy-two (72) hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing. Hearings shall be held promptly, particularly in the case of a summary suspension pursuant to Chapter VII of these Rules.

Rule 9.4. Hearing and Decision

(a) Participants. The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange which allegedly aggrieved the applicant.

(b) Counsel. The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(c) Conduct of Hearing. The Appeals Committee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The Appeals Committee also shall have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) Decision. The decision of the Appeals Committee shall be made in writing and shall be sent to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the panel.

Rule 9.5. Review

(a) Petition. The decision of the Appeals Committee shall be subject to review by the Board either on its own motion within twenty (20) business days after issuance of the decision or upon written request submitted by the applicant below, or by the CRO of the Exchange, within fifteen (15) business days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board shall have sole discretion to grant or deny either request.

(b) Conduct of Review. The review shall be conducted by the Board. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board may order. Based upon such record, the Board may affirm, reverse or modify, in whole or in part, the decision below. The decision of the Board shall be in writing, shall be sent to the parties to the proceeding and shall be final.

Rule 9.6. Miscellaneous Provisions

(a) Service of Notice. Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at his last known business or residence address.

(b) Extension of Time Limits. Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Exchange. All papers and documents relating to review by the Appeals Committee or the Board must be submitted to the Exchange.

Rule 9.7. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

CHAPTER X. TRADING RULES

Rule 10.1. Hours of Trading and Trading Days

Orders may be conducted through the Exchange at any time. An Exchange Member shall determine such times and hours of operation as each deems appropriate.

Rule 10.2. Trading Halts

(a) The Chief Executive Officer or the Board of the Exchange shall have the power to halt, suspend trading in any and all securities traded through the Exchange, to close some or all Exchange facilities, and to determine the duration of any such halt, suspension, or closing, when he deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, or otherwise in the public interest; including special circumstances such as (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, (2) a request by a governmental agency or official, (3) a period of mourning or recognition for a Person or event; or (4) the operation of circuit breaker procedures to halt or suspend trading in securities trading through the Exchange.

(b) The Exchange shall further be permitted to halt trading where a determination is made by the Exchange or an Exchange Member that there are matters relating to the security or issuer that have not been adequately disclosed to the public, or that there are regulatory problems relating to the security which should be clarified before trading is permitted to continue. An Exchange Member shall report to the Exchange any such material event in which it reasonably believes would warrant the halting of trading of an issuer or security.

Rule 10.3. Transactions and Securities Eligible for Trading

Any security shall be eligible for trading through the Exchange. Each Exchange Member shall take reasonable steps to verify that each transaction submitted through its own system is either registered pursuant to an effective registration statement under the Securities Act of 1933 or exempt from registration thereunder. Prior to the initial or resumption of quotations in a security, an Exchange Member shall further comply with the requirements set forth in Rule 15c2-11 of the Act, except such requirement that would otherwise limit the rule's application or require registration as a Broker or Dealer.

Rule 10.4. Access

The System shall be available for use by all Exchange Members.

Rule 10.5. Off-Order-Book Trades

All transactions on the Exchange shall be on an off-order-book trading basis. Each Member shall maintain its own automated matching system or electronic order book. However, the Rules of the Exchange will apply to all transactions conducted by an Exchange Member. All Exchange Member trades are subject to reporting to the Exchange in accordance with the provisions of Rule 10.10.

Rule 10.6. Orders and Modifiers.

Participants may enter, through an Exchange Member, the following orders into the System:

(a) General Order Types.

> (1) Limit Order. An order to buy or sell a stated amount of a security at a specified price or better. A limit order to buy or sell will remain active until executed or cancelled by the Participant. Limit orders may be entered in odd or mixed lots.

(2) Market Order. An order to buy or sell a stated amount of a security at a specified price on an Exchange Member's electronic order book. A market order to buy or sell shall be immediately executed or cancelled. Market orders may be entered in odd or mixed lots.

(b) Other Types of Orders and Order Modifiers.

(1) Post Only Order. An order that is to be ranked and executed on the Exchange Member's electronic order book or cancelled, as appropriate, without routing away to another Exchange Member's electronic order book.

(2) Destination Specific Order. An order that instructs the System to route the order to a specified Exchange Member's electronic order book other than the order book in which it was entered.

Rule 10.7. Units of Trading.

One hundred (100) shares shall constitute a "**round lot**," any amount less than one hundred (100) shares shall constitute an "**odd lot**," and any amount greater than on hundred (100) shares, that is not a multiple of a round lot, shall constitute a "**mixed lot**."

Rule 10.8. Priority of Orders; Display of Quotations.

(a) Ranking. Orders of Participants shall be ranked and maintained in the Exchange Member's electronic order book based on the following priority:

(1) The highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases.

(2) Subject to the execution process described below, where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price.

(3) Any modification to an order, including an increase in the size of the order and/or price change, will result in such order losing priority as compared to other orders and the timestamp for such order being revised to reflect the time of the modification.

(b) Dissemination. All order(s) to buy and order(s) to sell and the aggregate size of such orders associated with such prices shall be collected and made available to the Exchange for public dissemination, unless such dissemination would otherwise serve to deprive reliance upon an exemption from registration under the Securities Act of 1933.

Rule 10.9. Order Execution.

(a) Orders shall be matched for execution pursuant to the instructions of the Participant, as provided in Rule 10.6, and on such Exchange Member's electronic order book, unless designated as a Destination Specific Order and routed to another Exchange Member's electronic order book.

(1) An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell.

(2) An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy.

(b) Pursuant to Rule 10.6(b), an order shall be designated as a Post Only Order or a Destination Specific Order. A Destination Specific Order will be routed to the Exchange Member's electronic order book designated and entered as a Limit Order or Market Order in accordance with Rule 10.6(a).

(c) All orders shall only be executed in their entirety.

(d) Priority and Execution of Routed Orders. Orders routed by the System will receive the priority when such order is received by the recipient Exchange Member for execution. Once routed by the System, an order becomes subject to the rules and procedures of the destination Exchange Member, including, but not limited to, procedures for clearance and settlement.

Rule 10.10. Trade Reports

(a) Trade reports to the Exchange must contain the following information, at a minimum:

(1) identification of the Exchange Member;
(2) identification of both the purchaser and seller of the security;
(3) time of the transaction;
(4) the issuer and description of the securities transacted;
(5) quantity and purchase price;
(6) description of the manner of clearance (central counterparty or not);
(7) time period contracted for settlement; and the
(8) designated transfer and bank escrow agent or the Qualified Clearing Agency.

(b) Trade reports shall be submitted to the Exchange on a daily basis and at such time intervals as determined or requested by the Exchange.

Rule 10.11. Trades Involving a Central Counterparty

For transactions conducted by an Exchange Member with a central counterparty, the central counterparty shall conclude two separate contracts: one with the buying Participant as the seller, and one with the selling Participant as the buyer. Any central counterparty shall be a Qualified Clearing Agency.

Rule 10.12. Trades not Involving a Central Counterparty

(a) For transactions conducted by an Exchange Member without a central counterparty, a trade shall give rise to a direct contractual relationship between the Participants concerned. The contracting parties shall bear the counterparty risk.

(b) The Exchange Member shall take reasonable measures to protect funds and securities, including the appointment of a bank escrow agent and appropriate procedures for the registration and transfer of securities.

Rule 10.13. Clearance and Settlement; Anonymity

(a) Each Exchange Member must either (1) be a member of a Qualified Clearing Agency, or (2) permit the entry of transactions directly between Participants of the Exchange Member.

(b) Exchange Members are prohibited from taking possession, custody, or control of Participant funds or securities. For any transactions conducted without the use of a Qualified Clearing Agency, Participant funds must be directed for deposit by escrow to a bank, as defined in Section 3(a)(6) of the Act. Disbursement of funds shall only be made following confirmation of transfer and registration of securities and directly by such bank to the seller of the securities; with appropriate offset for applicable Exchange Member fees.

Rule 10.14. Price Variations

Bids, offers, orders or indications of interests in securities traded by the Exchange Member shall not be made in an increment smaller than $0.01.

Rule 10.15. Short Sales

Short sales shall be prohibited by Exchange Members. Exchange Members shall take reasonable measures to assure that any securities quoted for trading are fully-paid and registered to the seller.

Rule 10.16. Limitation of Liability

(a) NEITHER THE EXCHANGE NOR ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("**EXCHANGE RELATED PERSONS**") SHALL BE LIABLE TO ANY USER OR EXCHANGE MEMBER, OR SUCCESSORS, REPRESENTATIVES OR PARTICIPANTS THEREOF, OR ANY PERSON(S) ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

> (1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(b) EACH EXCHANGE MEMBER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE EXCHANGE, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE RELATED PERSON(S) OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(c) NEITHER THE EXCHANGE NOR ANY EXCHANGE RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

CHAPTER XI. TRADING PRACTICE RULES

Rule 11.1. Market Manipulation

No Exchange Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security through the Exchange or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

Rule 11.2. Fictitious Transactions

No Exchange Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded through the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(a) execute any transaction in such security which involves no change in the beneficial ownership thereof,

(b) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(c) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

Rule 11.3. Manipulative Transactions

(a) No Exchange Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

Rule 11.4. Dissemination of False Information

No Exchange Member shall make any statement or circulate and disseminate any information concerning any security traded through the Exchange which such Exchange Member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

Rule 11.5. Participant Priority

(a) No Exchange Member shall (i) personally buy or initiate the purchase of any security traded through the Exchange for its own account or for any account in which it or any Associated Person of the Exchange Member is directly or indirectly interested while such Exchange Member holds or has knowledge that any Person associated with it holds an unexecuted market order to buy such security in the unit of trading for a Participant, or (ii) sell or initiate the sale of any such security for any such account while it personally holds or has knowledge that any Person associated with it holds an unexecuted market order to sell such security in the unit of trading for a Participant.

(b) No Exchange Member shall (i) buy or initiate the purchase of any such security for any account in which it or any Associated Person of the Exchange Member is directly or indirectly interested at or below the price at which it personally holds or has knowledge that any Person associated with it holds an unexecuted limit order to buy such security in the unit of trading for a

Participant or (ii) sell or initiate the sale of any such security for any such account at or above the price at which it personally holds or has knowledge that any Person associated with it holds an unexecuted limit order to sell such security in the unit of trading for a Participant.

Rule 11.6. Joint Activity

No Exchange Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded through the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account: (a) the name of the account, with names of all Participants and their respective interests in profits and losses; (b) a statement regarding the purpose of the account; (c) the name of the Exchange Member; and (d) a copy of any written agreement or instrument relating to the account.

Rule 11.7. Trade Shredding

No Exchange Member or Associated Person of an Exchange Member may engage in "**trade shredding**". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Exchange Member or Associated Person of an Exchange Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this Rule 11.7, "**monetary or in-kind amount**" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Exchange Member or Associated Person of an Exchange Member.

Rule 11.8. Best Execution

In executing Participant orders, an Exchange Member is not a guarantor of "**best execution**" but must use the care of a reasonably prudent Person in the light of all circumstances deemed relevant by the Exchange Member and having regard for the Exchange Member's judgment and experience. However, the provisions of this Rule 11.8 shall not apply where a Participant initiates an unsolicited trade at a specified price on a designated trading platform, including that of a trading system operated by the Exchange Member.

Rule 11.9. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of an effective transaction reporting plan approved by the Commission, unless otherwise exempted from the requirement.

(b) To facilitate the dissemination of such last sale price reports, each Exchange Member shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the Exchange.

(c) An official of the Exchange shall approve any corrections to reports transmitted.

CHAPTER XII. MISCELLANEOUS PROVISIONS

Rule 12.1. Comparison and Settlement Requirements

(a) Every Exchange Member shall implement comparison and settlement procedures for the clearance of funds and securities in accordance with the Rules of the Exchange.

(b) Where clearing is facilitated by a third-party Qualified Clearing Agency, such must agree to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Exchange Members with the provisions of the Act, the rules and regulations thereunder, and the Rules of the Exchange.

Rule 12.2. Short Sale Borrowing Prohibition

Short sale borrowing shall be prohibited by Exchange Members.

Rule 12.3. Registering Securities in Name of Exchange Member Prohibited

An Exchange Member may not register any Participant securities in the name of such Exchange Member.

Rule 12.4. Off-Exchange Transactions Prohibited

Exchange Members shall effect transactions solely through the Exchange, but shall be permitted to operate their own electronic order books and automated matching systems. However, such prohibition shall not extend to transactions effected on a registered national securities exchange under the Act or where such Exchange Member is also a member of another self-regulatory organization and such transactions remain on the books and records of such organization for review.

Rule 12.5. Regulatory Services Agreements

The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Act. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

CHAPTER XIII. SECURITIES AUTHORIZED FOR TRADING

Rule 13.1. Authorization for Trading Application

(a) An application for the authorization of the trading of securities through the Exchange shall be made in such form as the Exchange prescribes.

(b) An application for authorization of the trading of securities through the Exchange shall be submitted by an Exchange Member and following an Exchange Member's review of compliance with these Rules. The contents of the application shall be the responsibility of the issuer, although an Exchange Member shall have a reasonable basis to believe that the issuer is complying with the Rules of the Exchange and the rules and regulations of the Act.

Rule 13.2. Designated Disclosure Advisor

(a) An application for trading authorization shall be reviewed and approved by a Designated Disclosure Advisor prior to submission to the Exchange. For purposes of this Section, a "**Designated Disclosure Advisor**" shall be an attorney admitted to practice law or a certified public accountant, in good standing, within any state or territory of the United States.

(b) A Designated Disclosure Advisor shall submit, at the time an application to an Exchange Member is made, attesting that the Designated Disclosure Advisor has conducted such review as he or she has deemed necessary to verify that all material facts have been disclosed and/or that no material omissions of fact exist in the issuer's application.

(c) A Designated Disclosure Advisor must submit to jurisdiction before the Exchange and the Exchange may revoke such Designated Disclosure Advisor's right of representation of an issuer or practice before the Exchange where the Exchange, in its discretion, deems the continued representation or practice to be contrary to the interests of the investing public or the fair functioning of the markets.

(d) To be submitted to the Exchange along with the issuer's application are the following documents: (i) offering memorandum; (ii) the issuer's articles of incorporation or organization and by-laws or operating agreement (or equivalent documentation); (iii) the Designated Disclosure Advisor's Attestation; and (iv) a Declaration of the issuer in such form as the Exchange may prescribe. An application for authorization for trading should be submitted to the Exchange Member and then forwarded to the Exchange prior to the dissemination of quotations.

Rule 13.3. Amendments to Application and Continuing Disclosure

(a) An issuer shall have the opportunity to cure defects in the application.

(b) An issuer shall make amendments to the application promptly, as the circumstances so provide, and to assure the public dissemination of adequate current information of the issuer and its securities authorized for trading. Disclosure shall be made either by filing an amendment to the issuer's application and/or continuing disclosure requirements or by filing a supplemental disclosure of material information.

(c) Within thirty (30) days following the expiration of each calendar quarter of the issuer's fiscal year and sixty (60) days following the expiration of the issuer's calendar year, the Designated Disclosure Advisor shall renew its attestation that he or she has conducted such review as he or she has deemed necessary to verify that all material facts have been publicly disclosed and/or that no material omissions of fact exist in the issuer's continuing disclosures.

Rule 13.4. Unlisted Trading Privileges

(a) Notwithstanding the requirements set forth in these Rules, the Exchange may extend unlisted trading privileges to any equity security that is listed on a national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Act. Any such security will be subject to all Exchange Rules applicable to securities, unless otherwise noted.

(b) An application for unlisted trading privileges shall be made by the Exchange Member to the Exchange and prior to the dissemination or quotations. The Exchange shall have sole discretion as to whether to permit the trading of any particular security by Exchange Members in accordance with these unlisted trading privileges.

CHAPTER XIV. CONDITIONS ON EXEMPTION FROM REGISTRATION AS A NATIONAL SECURITIES EXCHANGE

(a) As a condition of operation of the Exchange under an exemption from registration under the Act based on low volume, the Exchange shall provide the following to the Commission on request: (1) records regarding the identity of Exchange Members and the identity of those denied participation in the Exchange and the reason for such denial, as well as a description of the reason for terminating any former Exchange Member's right to use the System; (2) records regarding daily summaries of trading and time-sequenced records of each transaction involving an Exchange Member; (3) information disseminated to Exchange Members, such as quotation and transaction information regarding securities traded through Exchange, as well as market notices to Exchange Members and other communications (such as changes to the Rules); (4) daily dollar value transactions, and daily share volume of business transacted through the Exchange; (5) a list of securities for which orders are accepted; and (6) copies of Exchange Member applications and criteria standards for selection used by the Exchange.

(b) The Exchange shall provide thirty (30) days prior notice to the Commission of any material changes in the operation of the System.

(c) The Exchange shall supply to the Commission, on a quarterly basis within thirty (30) days of the end of each calendar quarter: total volume and average daily volume of transactions effected through the System during the period and year-to-date aggregates of these numbers, expressed in (a) number of units of securities (for transactions in stock, number of ordinary shares; for transactions in securities other than stock, other appropriate commonly used measure of value of such securities); (b) number of transactions; and (c) monetary value for transactions in securities other than stock.

CHAPTER XV. DUES, FEES, ASSESSMENTS AND OTHER CHARGES; EFFECTIVE DATE

Rule 15.1. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) Generally. The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among Exchange Members, issuers and other Person(s) using the Exchange's facilities.

(b) Regulatory Transaction Fee. Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund its general operating expense. Each Exchange Member engaged in executing transactions through the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring through the Exchange in accordance with Section 31 of the Act multiplied by (ii) the Exchange Member's aggregate dollar amount of covered sales occurring through the Exchange during any computational period.

Exhibit C - For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information: 1. Name and address of organization. 2. Form of organization (e.g., association, corporation, partnership, etc.). 3. Name of state and statute citation under which organized. Date of organization in present form. 4. Brief description of nature and extent of affiliation. 5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. 6. A copy of the constitution. 7. A copy of the articles of organization or association including all amendments. 8. A copy of existing by-laws or corresponding rules or instruments. 9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions. 10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

There are currently no subsidiaries or affiliates of the Company, or any entity with whom the Company has a contractual or other agreement, relating to the operation of the System.

Exhibit D - For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Not applicable.

Exhibit E - Describe the manner of operation of the System. This description should include the following: (1) the means of access to the System, (2) Procedures governing entry and display of quotations and orders in the System, (3) Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System; (4) Proposed fees, (5) Procedures for ensuring compliance with System usage guidelines, (6) The hours of operation of the System, and the date on which applicant intends to commence operation of the System, (7) Attach a copy of the users' manual, (8) If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

A. Introduction

The Automated Matching System Exchange, LLC. ("**Exchange**" or "**Company**") proposes to conduct business in reliance upon an exemption from registration as a national securities exchange. The Exchange will be operated solely on an "**off-book**" basis and each Member firm will be required to create such facilities as the Exchange deems proper for compliance with the Exchange's Operating Agreement, Rules of Operation, and the Securities Exchange Act of 1934 ("**Act**"). The Exchange seeks to establish itself as a centralized marketplace for automated matching systems which process securities registered, or exempt from the registration requirements, on an unsolicited basis. Members of the Exchange will be prohibited from taking possession of Participant funds or securities and will further be prohibited from the extension of credit to or sharing in profits with any Participant. There will be no physical Exchange trading floor, centralized order book, or specialists or market makers with affirmative and negative market making obligations.

Membership in the Exchange will be open to any Person who completes the membership application and meets such conditions as the Exchange, under the direction of the Commission, prescribes. There will only be one class of membership, with all Exchange Members enjoying the same rights and privileges on the Exchange. Exchange Members will be subject to fees for orders executed through the Exchange as set forth in the Rules of the Exchange or as may otherwise be determined by the Board of Directors of the Exchange from time-to-time. Exchange memberships will not be transferable except in the event of a change in control of an Exchange Member, and such transfer will be subject to the written consent of the Exchange, and to any conditions to such transfers imposed by the Exchange. The Exchange currently does not contemplate charging a fee for membership in the Exchange, but will establish a tiered fee-schedule based on the dollar value of each transaction.

This exhibit describes, in summary form, the proposed operation of the Exchange. A more detailed description of the proposed Exchange is set forth in the proposed Operating Agreement and Rules of the Exchange.

B. Exemption from Registration as an Exchange on Limited Transaction Volume.

The Company is applying for an exemption from the registration requirement as a national securities exchange under Section 5 of the Act by reason of the limited volume of transactions proposed to be effected on such exchange. The Company intends to comply with such restrictions as the Commission deems necessary or appropriate for the protection of investors, including that of maintaining transaction volume below that of the registered national securities exchange with the lowest transaction volume.

C. Transaction Reporting

The Company is not a participant to the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation, and Dissemination of Quotation and Transaction Information. As such, Exchange Members shall not trade in Nasdaq Global Market or Nasdaq Capital Market securities or such other securities as are subject to an Effective Transaction Reporting Plan for which the Company is not a participant.

An Exchange Member shall report trades to the Exchange and such reports must contain the following information, at a minimum: (1) identification of the Exchange Member; (2) identification of both the purchaser and seller of the security; (3) time of the transaction; (4) the issuer and description of the securities transacted; (5) quantity and purchase price; (6) description of the manner of clearance (central counterparty or not); (7) time period contracted for settlement; and the (8) designated transfer and bank escrow agent or the Qualified Clearing Agency. Trade reports shall be submitted to the Exchange on a daily basis and at such time intervals as determined or requested by the Exchange.

Transaction reporting for securities will be made publicly available and free of charge. Copies of such reports will also be filed with the Commission.

D. Access to the Exchange

Direct access to the Exchange is available to Exchange Members at an internet protocol address maintained by the Exchange. Exchange Members will be responsible for having procedures reasonably designed for safeguarding access to their systems, transaction reporting to the Exchange, and for notifying the Exchange upon learning that such safeguards have been compromised.

E. Entry and Display of Quotations and Orders

Orders to the Exchange may only be entered though Exchange Members. All transactions on the Exchange shall be on an off-order-book trading basis. Each Member shall maintain its own automated matching system or electronic order book. However, the Rules of the Exchange will apply to all transactions conducted by an Exchange Member. A Participant may enter his or her order to purchase or sell a security through the electronic order book maintained by the Exchange Member. An Exchange Member may only accept unsolicited electronic orders and may not take an order in any other medium other than the website operated by that Exchange Member.

Orders entered into the Exchange must either be (i) an order to buy or sell a stated amount of a security at a specified price or better ("**limit order**") or (ii) an order to buy or sell a stated amount of a security at a specified price on an Exchange Member's electronic order book ("**market order**"). A limit order to buy or sell will remain active until executed or cancelled by the Participant. Limit orders may be entered in odd or mixed lots. A market order to buy or sell shall be immediately executed or cancelled. Market orders may also be entered in odd or mixed lots. All securities will be traded in decimals on the Exchange.

Orders may be designated as "**Post Only Orders**" and such order is to be ranked and executed on the Exchange Member's electronic order book or cancelled, as appropriate, without routing away to another Exchange Member's electronic order book. Orders may also be designated as a "**Destination Specific Order**" and such is an order that instructs AMSE's System to route the order to a specified Exchange Member's electronic order book other than the order book in which it was entered. The Participant shall have sole discretion on whether to designate an order as Post Only or Destination Specific.

Consolidated quotations must be displayed to all Participants. AMSE will operate a consolidated quotation system which will display all outstanding offers for the purchase or sale of securities. Where applicable to preserve an exemption from registration under the Securities Act of 1933, quotations may be restricted to those Participants who are authorized to view them.

Orders of Participants shall be ranked and maintained in the Exchange Member's electronic order book based on the following priority: (1) the highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases; (2) subject to the execution process described below, where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price; (3) any modification to an order, including an increase in the size of the order and/or price change, will result in such order losing priority as compared to other orders and the timestamp for such order being revised to reflect the time of the modification.

F. Execution, Reporting, Clearance and Settlement Procedures

The Exchange will be operated solely on an "**off-book**" basis and each Exchange Member will be required to create such facilities as the Exchange deems proper for compliance with the Exchange's Operating Agreement, Rules of Operation, and the Act. Trades shall occur when an order to buy and an order to sell match on the Exchange Member's electronic order book, or are otherwise routed between the order books of two Exchange Members. Each Exchange Member shall comply with the Exchange Rules of Operation on the execution and priority of orders.

The Exchange will bring together orders for multiple buyers and sellers and such will be done by the use of consolidated quotation systems which effect transactions for multiple buyers and sellers. The consolidated quotation systems will display, or otherwise represent, trading interests entered on the AMSE System to its System users. AMSE will use a centralized order router which will match trading interests on the electronic order book of one Exchange Member with the trading interests on the electronic order book of a second Exchange Member.

Orders shall be matched for execution pursuant to the instructions of the Participant, as provided in Rule 10.6, and on such Exchange Member's electronic order book, unless designated as a

Destination Specific Order and routed to another Exchange Member's electronic order book. An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell. An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy. Pursuant to Rule 10.6(b), an order shall be designated as a Post Only Order or a Destination Specific Order. A Destination Specific Order will be routed to the Exchange Member's electronic order book designated and entered as a Limit Order or Market Order in accordance with Rule 10.6(a). All orders shall only be executed in their entirety. Orders routed by the System will receive the priority when such order is received by the recipient Exchange Member for execution. Once routed by the System, an order becomes subject to the rules and procedures of the destination Exchange Member, including, but not limited to, procedures for clearance and settlement.

Pursuant to Rules 10.11 through 10.13 of the Exchange, Exchange Members will be required to either use the services of a Qualified Clearing Agency or establish procedures to facilitate the clearance and settlement of transactions in compliance with the Act and without taking possession, custody, or control of funds or securities. Transactions may be processed with or without a central counterparty, but Exchange Members will be required to establish procedures to safeguard funds and securities where a central clearing agent is not used, such as the designation of a bank to serve as escrow agent pending registration and transfer.

G. Exchange Fees

Fees Generally. The Exchange currently does not propose to charge a fee for Exchange membership. Instead, the Exchange will set forth a schedule of fees to be assessed on a per order basis and based upon the dollar value of each particular transaction conducted through the Exchange. All Exchange Members will be assessed fees in accordance with the uniform schedule of Exchange fees.

Exchange Members will be solely responsible for all telecommunications costs and all other expenses incurred in linking to, and maintaining links to, the Exchange. The Exchange may determine to revise or impose different fees upon its Members from time-to-time.

H. Procedures for Ensuring Compliance with Exchange Usage Guidelines

An Exchange Member may begin trading only after the Exchange is satisfied that both the Exchange Member's hardware and software meet the Exchange's standards and that the system is structured for compliance with the Act. All costs incurred in making such determination shall be borne by the Exchange Member. Exchange Members also must agree to maintain an adequate connection to the Exchange, as defined from time-to-time, that includes a connection of sufficient speed and equipment of minimum quality.

I. Hours of Operation and Proposed Commencement of the Exchange

Exchange Members will have discretion to operate their systems at any time and from time to time.

EXHIBIT "F-1"

AUTOMATED MATCHING SYSTEMS EXCHANGE

Uniform Application for Exchange Membership

Automated Matching Systems Exchange, LLC

Application for AMSE Membership

Section 1 – Organizational Profile

Date: ____________ SEC Number: ____________

IRS Employer Identification Number: ____________

General Information

Name of Applicant Broker/Dealer: ____________

Business Address: ____________

City: ____________ State: ______ Zip Code: ____________

Business Phone: ____________ Fax: ____________

Website Address: ____________

Contact Name: ____________ Title: ____________

Address: ____________

Phone: ____________ Fax: ____________

Email Address: ____________

Type of Organization

☐ Corporation ☐ Limited Liability Corporation ☐ Partnership

Section 2 – Applicant Firm Acknowledgement

Applicant Firm agrees to abide by the Operating Agreement and Rules of the AMSE, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the AMSE.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application. The AMSE reserves the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

______________________________ ____________________
Signature of Authorized Officer Date

______________________________ ____________________
Print Name Title

Section 3 – Application Questions

Please answer all of the following questions in full.

Question 1

Describe the type of business activity to be conducted with Exchange membership.

____

____

____

____

____

____

____

____

____

____

Question 2

Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? If the answer is "Yes", please specify.

☐ No ☐ Yes: ____

Question 3

Does the Applicant Firm have a direct parent? If the answer is "Yes", please provide the parent's name.

☐ No ☐ Yes: ____

Question 4

Please describe the firm's proposed carrying/clearing methodology and/or clearance activities.

____

____

____

____

____

____

____

____

____

Question 5

Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? If the answer is "Yes", the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

☐ No ☐ Yes

Section 4 – Key Personnel

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: __________

Phone: ______________________ Fax: __________

Email: ______________________________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: __________

Phone: ______________________ Fax: __________

Email: ______________________________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: __________

Phone: ______________________ Fax: __________

Email: ______________________________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: __________

Phone: ______________________ Fax: __________

Email: ______________________________________

Head of Technology

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email: ______________________________________

Head of Trading

Name: ______________________ CRD: ____________

Phone: ______________________ Fax: ____________

Email: ______________________________________

Section 5 – Additional Required Documentation and Information

Please ensure you complete all applicable items below by marking the checkbox of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.

Exhibit ID (or N/A)

- ☐ Form BD, including Schedules & Disclosure Reporting pages. ________
- ☐ Forms U-4 for all Applicant Firm's Personnel. ________
- ☐ Provide a written description of the Applicant Firm's: ________
  - Current business lines
  - Operations
  - Supervisory, financial and internal controls
  - Communication and recordkeeping systems
  - Nature and source of the Applicant Firm's capital
  - Planned or anticipated business lines
  - Reason for seeking Exchange membership
- ☐ Provide an organization chart showing the following: ________
  - All entities controlling, controlled by or under common control with the Applicant Firm
  - Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent
  - Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 10% or more of the Applicant Firm
- ☐ Provide the following: ________
  - A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control),
  - The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and
  - Identify the type of business relationships between the Applicant Firm and the affiliates.

- ☐ Provide the following Financial Documentation: ________

  - Copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.)
  - Most recent 12 months of FOCUS Reports
  - Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval
  - Copies of audited reports of the Applicant Firm for the most recent three years, if available

- ☐ If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm. ________

- ☐ Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm. ________

- ☐ Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. ________

- ☐ Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.). ________

- ☐ If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following: ________

  - Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision;
  - Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled;
  - Criminal action (other than minor traffic violation) that is pending, settled or adjudicated;
  - Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct;
  - Investment-related civil action for damages or injunction that is pending, adjudicated or settled;
  - Investment-related customer complaint or arbitration required to be reported on Form U4.

Section 6 – Designation of Accountant

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ____________________

Address: ____________________

Telephone Number: ____________________

Email Address: ____________________

2. Accounting Firm

Contact Name: ____________________

Address: ____________________

Telephone Number: ____________________

Email Address: ____________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year of ____________________

☐ is of a continuing nature, providing for successive yearly audits.

Signature	________________	Signature:	________________
Title:	________________	Title:	________________
Date:	________________	Date:	________________
	(Broker/Dealer)		(Accounting Firm)

Section 7 – Required Organizational Documents

Depending upon the selected checkbox in "Type of Organization" under Section 1 of this form, please include the relevant documents for your organizational structure.

Documents to be provided by a Corporation.

1. Charter or Certificate of Incorporation and amendments (if any).
2. By-Laws.

Documents to be provided by a Limited Liability Company ("LLC").

1. LLC Operating Agreement and all amendments (if any).
2. State filing certificate.

Documents to be provided by a Partnership.

1. Partnership Agreement and all amendments (if any).
2. State filing certificate.

Exhibit G - A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.

Exchange Members will be required to comply with such financial responsibility or minimum capital requirements as the Exchange, under the direction of the Commission, prescribes. In addition, an Exchange Member that fails or is unable to perform any of its contracts or is insolvent is required to immediately notify the Exchange in writing. Moreover, whenever it appears that an Exchange Member has failed to perform its contracts, is insolvent or in such other financial and operating condition or is conducting its business in a manner that is not safe to Participants, creditors and other Exchange Members, the Chief Regulatory Officer of the Exchange may summarily suspend the Member. Exchange Members will be required to file financial reports in such form as the Exchange, under the direction of the Commission, prescribes.

Exhibit H - A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

The Exchange does not list securities. For information pertaining to the securities authorized for trading through the Exchange, please see Chapter XIII of the Rules of the Exchange.

A schedule of fees will be submitted at a subsequent time, although such fees will be solely assessed on the dollar value of each particular transaction conducted through the Exchange and will be uniformly applied to all Exchange Members.

Exhibit I - For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

The Company was recently formed, has no other operations, and thus, does not yet have audited financial statements for the latest fiscal year. The Exchange will file pro forma financial statements when it is closer to commencing operations as a national securities exchange, or pursuant to an exemption therefrom.

Exhibit J - A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each: 1. Name. 2. Title. 3. Dates of commencement and termination of term of office or position. 4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

1. Officers

Prior to commencing operation as an Exchange, and pursuant to the Certificate of Organization and Operating Agreement of the Exchange, the Exchange's Board of Directors will likely appoint the individuals listed below as initial officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Initial Officers

Name:	Title:	Date of Commencement"
Gregory Wilson	Chief Executive Officer, President	[UPON APPROVAL]
Michael Stegawski	Chief Regulatory Officer, Secretary	[UPON APPROVAL]

2. Directors

Upon the approval of the Exchange's Form 1, Application for Registration as a National Securities Exchange by the Commission, or exemption therefrom, the initial Directors of the Exchange will likely be as follows:

Initial Directors

Chairman and Industry Director:	[TO BE PROVIDED]
Member Representative and Industry Director:	[TO BE PROVIDED]
Non-Industry:	[TO BE PROVIDED]
Non-Industry:	[TO BE PROVIDED]

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Upon the approval of the Company's Form 1, Application for Registration as a National Securities Exchange, or exemption therefrom, by the Commission, and after the election of the Board, the Chairman, with the approval of the Board, shall appoint person(s) to sit on the standing committees of the Board, consistent with the Exchange's Operating Agreement.

Exhibit K - This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following: 1. Full legal name; 2. Title or Status; 3. Date title or status was acquired; 4. Approximate ownership interest; and 5. Whether the person has control, a term that is defined in the instructions to this Form.

The membership units of the Company are currently held by (i) Gregory Steven Wilson and (ii) Stegawski IRA, LLC, a Georgia limited liability company. Michael Stegawski holds all the membership interests of Stegawski IRA, LLC. Additional Members are anticipated to be accepted.

1. Full legal name;

Gregory Steven Wilson.

2. Title or Status;

Membership units issued.

3. Date title or status was acquired;

March 13, 2014.

4. Approximate ownership interest; and

Fifty percent (50%).

5. Whether the person has control, a term that is defined in the instructions to this Form

This Person is a control person. Ownership interest is currently one-half of the issued and outstanding membership interests. Voting rights may be limited for compliance with the Exchange's Operating Agreement.

1. Full legal name;

Stegawski IRA, LLC.

2. Title or Status;

Membership units issued.

3. Date title or status was acquired;

March 13, 2014.

4. Approximate ownership interest; and

Fifty percent (50%).

5. Whether the person has control, a term that is defined in the instructions to this Form

This Person is a control person. Ownership interest is currently one-half of the issued and outstanding membership interests. Voting rights may be limited for compliance with the Exchange's Operating Agreement.

Exhibit L - Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Membership on the Exchange will be open to any Person who completes the membership application and meets such conditions as the Exchange, under the direction of the Commission, prescribes. Exchange Members may be suspended or terminated for violation of the Exchange Rules, Operating Agreement, the Act and/or rules and regulation promulgated thereunder. Discipline of Exchange Members and Associated Person(s) of Exchange Members and Adverse Actions are discussed in Chapters VIII and IX of the Rules of Exchange.

Exhibit M - Provide an alphabetical list of all members, participants, subscribers or other users, including the following information: 1. Name; 2. Date of election to membership or acceptance as a participant, subscriber or other user; 3. Principal business address and telephone number; 4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.); 5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary , trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and 6. The class of membership, participation or subscription or other access.

The Company has not commenced operations as an Exchange and accordingly currently has no Exchange Members.

Exhibit N - Provide a schedule for each of the following: 1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security; 2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security; 3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and 4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

The Company has not commenced operations as an Exchange and therefore, it has no securities that are authorized for trading or permitted pursuant to unlisted trading privileges.

AUTOMATED MATCHING SYSTEMS EXCHANGE, LLC

EXHIBITS TO APPLICATION ON FORM 1

Exhibit A - A copy of the constitution, articles of organization or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

RESPONSE: Please find a copy of the AMSE Articles of Organization attached to this as Exhibit "A-1."

EXHIBIT "A-1"

AUTOMATED MATCHING SYSTEMS EXCHANGE

Articles of Organization

Secretary of State Office
500 E Capitol Ave
Pierre, SD 57501
(605)773-4845

ARTICLES OF ORGANIZATION
DOMESTIC LIMITED LIABILITY COMPANY

Please Type or Print Clearly in Ink

Please submit one **Original** and one **Photocopy**

FILING FEE: $150 payable to SECRETARY OF STATE

RECEIVED
MAR 06 2014
S.D. SEC. OF STATE

Telephone # (800) 380-9791
FAX # (800) 380-9792

Filed this 6th day of Mar, 2014
[signature]
SECRETARY OF STATE

Article I

The name of the company is Automated Matching Systems Exchange, LLC

The name must contain limited liability company, limited company or the abbreviation L.L.C., LLC, L.C. or LC. Limited may be abbreviated as Ltd. and company may be abbreviated as Co.

Article II

The duration of the company if other than perpetual is ______

Article III

The address of the initial designated office in or out of the State of South Dakota where the company conducts its business.

Street Address	City	State	ZIP+4
4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106
Mailing Address (Optional)	City	State	ZIP+4

Article IV

The South Dakota Registered Agent name Gregory Wilson

Street Address or Rural Route Number in This State and	City	State	ZIP+4
4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106
Mailing Address in This State, if Different from Street Address	City	State	ZIP+4

When listing a Commercial Registered Agent, please state their CRA #.
This number can be obtained from the Commercial Registered Agent. ______

Article V

The name and address of each organizer

Name	Street Address	City	State	ZIP+4
Michael Stegawski	4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106

Article VI

Check one:

- ☐ The company will be member managed.
- ☑ The company will be manager managed.

If this company is to be manager managed, please state the name and address of each initial manager.

Manager	Street Address	City	State	ZIP+4
Gregory Wilson	4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106
Michael Stegawski	4305 S. Louise Avenue, Suite 101C	Sioux Falls	SD	57106

Article VII

Whether one or more of the members of the company are to be liable for its debts and obligations as set forth under SDCL 47-34A-303 (c).

Article VIII

Any other provisions not inconsistent with law, which the members elect to set out in the articles of organization.

The Articles of Organization must be executed by the organizers.

Dated March 5, 2014



(Signature of an organizer)

Michael Stegawski
(Printed Name)

Authorized Representative
(Title)

By signing this form, you agree to have both the fee and the form processed electronically. A fee of up to $40 will be assessed for returned payments.

Dated ____________________

____
(Signature of an organizer)

____
(Printed Name)

____
(Title)

Dated ____________________

____
(Signature of an organizer)

____
(Printed Name)

____
(Title)

Dated ____________________

____
(Signature of an organizer)

____
(Printed Name)

____
(Title)

State of South Dakota


STATE OF SOUTH DAKOTA
GREAT SEAL
1889


SOUTH DAKOTA
125
ANNIVERSARY

OFFICE OF THE SECRETARY OF STATE

Certificate of Organization

Domestic LLC

ORGANIZATIONAL ID# DL037731

I, Jason Gant, Secretary of State of the State of South Dakota, hereby certify that the Articles of Organization of

Automated Matching Systems Exchange, LLC

duly signed and verified, have been received in this office and are found to conform to law.

ACCORDINGLY, and by virtue of the authority vested in me by law, I hereby issue this Certificate of Organization and attach hereto a duplicate of the Articles of Organization.



IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State of South Dakota, at Pierre, the Capital, this 03/06/2014.

Jason Gant

Jason M. Gant
Secretary of State

3/7/2014 7:39:46 AM
Change ID: 1156723

Exhibit B - A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

RESPONSE: Please find a copy of the Operating Agreement and AMSE Rules of Operation attached as Exhibits "B-1" and "B-2," respectively.

EXHIBIT "B-1"

AUTOMATED MATCHING SYSTEMS EXCHANGE

Operating Agreement

AUTOMATED MATCHING SYSTEMS EXCHANGE, LLC

(a South Dakota Limited Liability Company)

OPERATING AGREEMENT

ARTICLE I - DEFINITIONS

When used in this Operating Agreement, unless the context otherwise requires, the defined terms in Rule 1.5 of the Rules of Exchange shall apply.

ARTICLE II - OFFICE

Section 1. Principal Business Office

The principal business office of the Company shall be located at 4305 S. Louise Avenue, Suite 101C, Sioux Falls, SD 57106, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company is 4305 S. Louise Avenue, Suite 101C, Sioux Falls, SD 57106.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company is Gregory Wilson, 4305 S. Louise Avenue, Suite 101C, Sioux Falls, SD 57106.

ARTICLE III – BOARD OF DIRECTORS

Section 1. Powers

(a) Subject to the Company's Certificate of Organization, the business and affairs of the Company shall be managed by the Board of Directors, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to this Operating Agreement or the Rules. The Board shall have the power to do any and all acts necessary, convenient or incidental to, or for the furtherance of, the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and this Operating Agreement, the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such Rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with applicable law, the Certificate of Organization or this Operating Agreement, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by applicable law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, or operating pursuant to an exemption therefrom, including the requirements that (a) the Rules shall be designed to protect investors and the public interest, and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by the Exchange Members, and Person(s) associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act and the Rules.

(e) In light of the unique nature of the Company, its operations, its status as a LVERO, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, to the extent deemed relevant: (i) the potential impact of such proposal on the integrity, continuity and stability of the Exchange and the other operations of the Company, and on the ability to prevent fraudulent and manipulative acts and practices, and (ii) whether such proposal would promote just and equitable principles of trade, foster cooperation and coordination with Person(s) engaged in regulating, clearing, settling or processing information with respect to, and facilitating transactions in, securities or assist in the removal of impediments to, or perfection of, the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) Subject to Article III, the Board shall consist of four (4) Directors. Either half or a majority of the directorships shall be Independent Directors. The Board shall initially be comprised as follows:

(i) The Chief Executive Officer of the Company;

(ii) Two (2) Owner Directors (subject to increase or decrease pursuant to Article III, Section 2(b) and Section 4(g));

(iii)Two (2) Independent Directors (subject to increase or decrease pursuant to Article III, Section 2(b)); and

(iv) Two (2) Exchange Member Directors (subject to increase or decrease pursuant to Article III, Section 2(b)).

Each Director shall serve until his or her term expires as provided in Article III, Section 3.

(b) The Board may, by resolution, add or remove Director positions to the Board, provided that (i) the number of Director positions shall not be fewer than four (4) nor more than twenty-five (25), (ii) no removal of a Director position shall have the effect of shortening the term of any incumbent Director, and (iii) the Board at all times shall include a directorship for the Chief Executive Officer of the Company, half or a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and a number of Owner Director positions that equals the number of Owner Directors that the Designating Owners are entitled to nominate and that the Members of the Company have elected. If an Owner Director position needs to be added pursuant to Article III, Section 4(g), such Owner Director position shall be nominated by the applicable Designating Owner and elected by the Members of the Company (or any other agreement entered into by a Member of the Company related to the election, removal and/or replacement of a Director), and additional Director positions shall be added and filled at the same time as the election of the new Owner Director, as required to comply with the requirements set forth in this Article III, Section 2(b) (i.e., to comply with the requirement that there be half or a majority of Independent Directors and at least twenty percent (20%) Exchange Member Directors). So long as the Board includes the Chief Executive Officer of the Company, half or a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and the requisite number of Owner Directors, any remaining newly created Director positions may be filled by Person(s) who do not qualify as Independent Directors, Exchange Member Directors or Owner Directors ("**At-Large Directors**").

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as an Independent Director or Exchange Member Director, and the Secretary shall certify to the Nominating and Governance Committee or the Exchange Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a Statutory Disqualification. A Director need not be a Member of the Company. A Director will no longer qualify to be Director upon a determination by the Board (i) that the Director no longer satisfies the classification for which the Director was elected, (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b); or (iii) the Director is subject to Statutory Disqualification.

Section 3. Terms of Office; Classes

(a) The Chief Executive Officer will no longer qualify to be a Director when such individual ceases to be Chief Executive Officer of the Company, and, upon the happening of such event, that individual shall cease being a Director.

(b) The Board of Directors shall be divided into four (4) classes, designated Class I, Class II, Class III, and Class IV, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors shall serve staggered four-year terms, with the term of office of one (1) class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered four-year terms, Directors in Class I shall hold office until the first annual election of the Board following adoption of this Operating Agreement, Directors in Class II shall initially hold office until the second annual election of the Board following adoption of this Operating Agreement, Directors in Class III shall initially hold office until the third annual election of the Board following adoption of this Operating Agreement, and Directors in Class IV shall initially hold office until the fourth annual election of the Board following adoption of this Operating Agreement. Commencing with the first annual election of the Board following adoption of this Operating Agreement, the term of office for each class of Directors elected at such time shall be four (4) years from the date of their election. In the case of the addition of any new Director position, the Director filling such position shall be added to a class, as determined by the Board at the time of such Director's initial election, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination, Election and Appointment

(a) The Nominating and Governance Committee each year shall nominate Directors for each Director position (other than Owner Director positions and the Director position filled by the Chief Executive Officer) standing for election at the annual meeting of members that year. For positions requiring Person(s) who qualify as Exchange Member Directors, the Nominating and Governance Committee shall nominate only those Person(s) whose names have been approved and submitted by the Exchange Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Article III, Section 4.

(b) The Exchange Member Nominating Committee shall consult with the Nominating and Governance Committee and the Chairman, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Exchange Member Director.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of Members, the Exchange Member Nominating Committee shall report to the Nominating and Governance Committee and the Secretary the initial nominees for Exchange Member Director positions on the Board that have been approved and submitted by the Exchange Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("**Petition Candidates**") for the Exchange Member Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of members (the "**Petition Deadline**"), a written petition, which shall designate the candidate by name and office and shall be signed by Exchange Member Representatives representing ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Exchange Member Director positions to be filled. No Exchange Member, together with its Affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its Affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Exchange Member Director candidates and must be filed with the

Company. The Company shall provide the form of questionnaire upon the request of any Exchange Member.

(e) If no valid petitions from Exchange Members are received by the Petition Deadline, the initial nominees approved and submitted by the Exchange Member Nominating Committee shall be nominated as Exchange Member Directors by the Nominating and Governance Committee. If one or more valid petitions from Exchange Members are received by the Petition Deadline, the Company shall include such additional nominees, along with the initial nominees nominated by the Exchange Member Nominating Committee, on a list of nominees (the "**List of Candidates**"). Upon completion, the List of Candidates shall be sent to all Exchange Members that were Exchange Members on the Petition Date to confirm the nominees for Exchange Member Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual members meeting to confirm the Exchange Members' selections of nominees for Exchange Member Directors.

(f) With respect to the election held to determine the final nomination of Exchange Member Directors, each Exchange Member shall have the right to cast one (1) vote for each available Exchange Member Director nomination; provided, however, that (i) any such vote must be cast for a Person on the List of Candidates, and (ii) no Exchange Member, together with its Affiliates, may account for more than twenty-five percent (25%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its Affiliates, in excess of such twenty-five percent (25%) limitation shall be disregarded; unless the Exchange has less than four Exchange Members and each Exchange Member's votes shall be increased to permit election. The votes shall be cast by written ballot or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of an Exchange Member Director. The Person(s) on the List of Candidates who receive the most votes shall be selected as the nominee(s) for the Exchange Member Director position(s) to be elected by members.

(g) Each Designating Owner shall have the right to nominate an Owner Director. If a Designating Owner ceases to be a Designating Owner, then upon the happening of such event, the individual serving as an Owner Director nominated by such Designating Owner will no longer qualify to be an Owner Director, will cease being an Owner Director, and will be deemed to have automatically resigned. In addition, such Owner Director position on the Board shall immediately terminate. The Members of the Company will take all such actions required or necessary to effect this Section 4(g).

Section 5. Chairman of the Board

The Directors shall choose among themselves who will be the Chairman of the Board (the "**Chairman**"), who may also be the Chief Executive Officer. The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer or other member of management of the Company, he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board shall designate a "**Lead Director**" from among the Board's Independent

Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than an Owner Director or Exchange Member Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than an Owner Director or Exchange Member Director position, becomes available because of an increase in the number of Directors, the Nominating and Governance Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a Person satisfying the classification (Independent or At-Large Director) for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and further provided, that any vacancy resulting from removal from office by a vote of the Members for cause may be filled by a vote of the Members at the same meeting at which such removal occurs.

(b) Whenever any Exchange Member Director position becomes vacant prior to the election of a successor at the end of such Exchange Member Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Exchange Member Director position becomes available because of an increase in the number of Directors, the Exchange Member Nominating Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a Person satisfying the classification for the Exchange Member Director position to fill such vacancy until the expiration of the remaining term or to fill such newly-created Exchange Member Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of an Exchange Member Director at the time of such Exchange Member Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and further provided, that any vacancy resulting from removal from office by a vote of the Members for cause may be filled by a vote of the members at the same meeting at which such removal occurs.

(c) Subject to the terms of Article III, Section 4(g) and Section 2(d), whenever any Owner Director position becomes vacant prior to the election of a successor at the end of such Owner Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Owner Director position becomes available pursuant to Article III, Section 4(g), the Designating Owner that nominated an Owner Director for such vacant Owner Director position or that is entitled to nominate an Owner Director for such newly-created Owner Director position shall nominate, and a majority of the Directors then in office though less than a quorum or a sole remaining Director, shall elect, the individual nominated by such

Designating Owner to fill such vacancy until the expiration of the remaining term or to fill such newly-created Owner Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of an Owner Director at the time of such Owner Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of the applicable Designating Owner failing to nominate an Owner Director to fill such vacancy; and further provided, that any vacancy resulting from removal from office by a vote of the Members for cause may be filled by a vote of the Members at the same meeting at which such removal occurs.

Section 7. Removal and Resignation

(a) Any Director may be removed with or without cause by a majority vote of the Members; provided, however, that any Exchange Member Director may be removed only by a majority vote of the Members for cause, which shall include such Exchange Member Director's being subject to a Statutory Disqualification, and any Owner Director may be removed only by a majority vote of the Members acting or for cause, which shall include such Owner Director's being subject to a Statutory Disqualification. Upon the removal of an Owner Director, the Designating Owner that nominated such removed Owner Director shall have the right to nominate a replacement Owner Director pursuant to Article III, Section 6.

(b) Any Director may resign at any time either upon notice of resignation to the Chairman, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of South Dakota, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting shall be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all Person(s) participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each

Director by the Chairman or the Chief Executive Officer and shall be called by the Secretary upon the written request of two (2) Directors then in office.

(b) The Person(s) calling a special meeting of the Board shall fix the time and place at which the meeting shall be held and such time and place shall be specified in the notice of such meeting.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office, but in no event less than one half (1/2) of the total number of Directors, shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Organization, or the Operating Agreement.

Section 13. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Organization or this Operating Agreement, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or electronic transmission is filed with the minutes of proceedings of the Board or the committee.

Section 14. Waiver of Notice

(a) Whenever notice is required to be given by applicable law, the Certificate of Organization or this Operating Agreement, a waiver thereof by the Person(s) entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or committee thereof need be specified in any waiver of notice.

(b) Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 15. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees of the Board. The Board may also provide for reimbursement of reasonable expenses incurred by such Person(s) in connection with the business of the Company.

Section 16. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) To the fullest extent permitted by law, a Director or a member of any committee of the Board may not participate in the consideration or decision of any matter relating to a particular Exchange Member or other Person if such Director or committee member has a material interest in, or a professional, business or personal relationship with, that Exchange Member or Person, or if such participation shall create an appearance of impropriety. Exchange Member Directors shall not be deemed to be personally interested in the determination of matters that may affect the Exchange Members as a whole or certain groups of Exchange Members and Exchange Member Directors shall not be prohibited from participating in such determinations in the normal course of conducting the Company's business.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Director's or officer's votes are counted for such purpose, if: (i) the material facts pertaining to such Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good-faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors are less than a quorum; (ii) the material facts as to the Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Members entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Members; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the Members.

ARTICLE IV - MEMBERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of Members shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating and Governance Committee and Exchange Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each Member entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Organization or this Operating Agreement.

(b) The first annual meeting of Members shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the Members, for any purpose or purposes, may be called by the Chairman, the Board or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of Members owning not less than a majority of the then issued and outstanding membership units of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each Member entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Organization or this Operating Agreement. Business transacted at any special meeting of Members shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Members

The Secretary of the Company, or such other Person designated by the Secretary or the Board, shall have charge of the ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of Members, a complete list of the Members entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Member and the number of membership units registered in the name of each Member. Such list shall be open to the examination of any Member, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the principal place of business of the Company. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any Member who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the membership units issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the Members for the transaction of business except as otherwise provided by applicable law, the Certificate of Organization or this Operating Agreement. If, however, such quorum shall not be present or represented at any meeting of the Members, the Members entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the membership units having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Certificate of Organization, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting; Proxies

Unless otherwise provided in the Certificate of Organization or this Operating Agreement, each Member of the Company shall at every meeting of the Members be entitled to one (1) vote in person or by proxy for each membership unit having voting power held by such Member, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

Any action upon which a vote of Members is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding membership units having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the Members for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Members who have not so consented in writing.

Section 7. Ownership Limits

No Person, either alone or together with its related Person(s), may own, directly or indirectly, of record or beneficially, more than 40% (or 20% if the Person is a member of the Exchange) of the capital stock of the Company that has the right by its terms to vote in the election of the Board or on other matters (other than matters affecting the rights, preferences, or privileges of the capital stock). However, the Board, with respect to each owner exceeding the foregoing ownership limitations, may waive such restriction on condition that: (i) such waiver will not impair the ability of the Exchange to carry out its respective functions and responsibilities under the Act; (ii) such waiver is in the best interests of the Exchange and its Members; (iii) such waiver will not impair the ability of the Commission to enforce the Act; (iv) neither the subject owner nor any of its related Person(s) is subject to a Statutory Disqualification (within the meaning of Section 3(a)(39) of the Act); and (v) neither the owner nor any of its related Person(s) is an Exchange Member.

ARTICLE V - COMMITTEES OF THE BOARD

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, an Executive Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board for a specific and limited purpose. Committees shall have such authority as is vested in them by this Operating Agreement or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Board, after consultation with the Chairman, may designate, consistent with this Operating Agreement, the members of all committees of the Board, and the Board may, at any time, with or without cause, remove any member of a committee so appointed, after consultation with the Chairman. Each committee shall be comprised of at least three (3) members of the Board; provided, however, that except as set forth herein, every committee shall have at least half or a majority of Independent Directors. In designating members to committees of the Board, the Board is responsible for determining that any such committee meets the composition requirements set forth in this Article V. The Board, after consultation with the Chairman, may designate one or more Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise set forth in this Operating Agreement, the Board, after consultation with the Chairman, may have non-voting observers attend committee meetings.

(b) A committee member shall be removed immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected, and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(c) Any vacancy occurring in a committee shall be filled by the Board, after consultation with the Chairman, for the remainder of the term, with the approval of the Board.

(d) Except as otherwise provided by this Operating Agreement or by the Board, members of a committee shall hold office for a one (1) year period.

Section 3. Conduct of Proceedings

Except as otherwise provided in this Operating Agreement or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Operating Agreement, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by applicable law or this Operating Agreement.

Section 5. Specified Committees

(a) The Board, after consultation with the Chairman, shall designate the members of a Compensation Committee, which shall consist of two Independent Directors. The Compensation Committee shall consider and recommend compensation policies, programs and practices for officers and other employees of the Company and shall assist the Board in fulfilling its responsibilities to ensure the structures of compensation systems of the Exchange do not interfere with the Exchange's ability to fulfill its responsibilities as a LVERO. The Board, after consultation with the Chairman, may designate non-voting observers who shall be permitted to attend and participate in committee meetings.

(b) The Board, after consultation with the Chairman, shall designate the members of an Audit Committee, which shall consist solely of Directors, including half or a majority of Independent Directors. An Independent Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) assist the Board in fulfilling its responsibilities to oversee the financial soundness and compliance resources and the effectiveness of financial and compliance control processes related to the operation of the Company; (ii) take appropriate actions to oversee overall corporate policy for quality activities and reporting of a LVERO, sound business risk management practices and ethical behavior; (iii) provide oversight over the Company's financial reporting process and the financial information that is provided to Members, regulatory authorities and others; (iv) provide oversight over the systems of internal controls, technology and information integrity established by management and the Board and the Company's legal and compliance process; (v) select, evaluate and, where appropriate, replace any independent auditors retained by the Company to perform internal or other audit functions directly for the Company; (vi) oversee all activities of the Company's internal audit function, including management's responsiveness to internal audit recommendations and selecting and replacing and determining the compensation of the head of the Internal Audit Department (or if such position is outsourced, selecting and replacing and determining the compensation of the third party provider), in consultation with management; and (vii) oversee enterprise risk and technology operations, including security and business continuity measures. The Audit Committee shall have authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function. Nothing herein shall prohibit or be deemed to be in conflict with the ability of the Exchange to retain a third party to perform all or a portion of its audit function, provided that the Exchange shall supervise and have primary responsibility for any action undertaken by a third-party auditor retained to perform all or a portion of the Exchange's audit function.

(c) The Board, after consultation with the Chairman, shall designate the members of a Regulatory Oversight Committee, which shall consist solely of Independent Directors. The Regulatory Oversight Committee shall assist the Board in fulfilling its responsibilities to oversee the adequacy and effectiveness of the Exchange's regulatory and LVERO responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Exchange Act; assess the Exchange's regulatory performance and assist the Board and committees of the Board in reviewing the regulatory plan; and oversee the overall effectiveness of the Exchange's performance of its regulatory functions.

(d) The Board, after consultation with the Chairman, shall appoint an Appeals Committee, which shall consist solely of two Independent Directors and one Exchange Member Director. The Appeals Committee shall preside over all appeals related to disciplinary and Adverse Action determinations in accordance with the Exchange Rules.

(e) The Board, after consultation with the Chairman, may appoint an Executive Committee, which shall, to the fullest extent permitted by applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board and to facilitate coordination of Board processes. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

ARTICLE VI – COMMITTEES OF THE EXCHANGE

Section 1. Election of Nominating and Governance Committee and Exchange Member Nominating Committee.

The Nominating and Governance Committee and the Exchange Member Nominating Committee shall each be elected on an annual basis by a vote of the Members. Each of the Nominating and Governance Committee and Exchange Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating and Governance Committee or Exchange Member Nominating Committee, as applicable, such candidates to be voted on by the Members at the annual meeting of Members. Additional candidates for the Exchange Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating and Governance Committee

The Nominating and Governance Committee shall be responsible for (a) developing and recommending governance policies to the Board; (b) nominating candidates for election to the Board at the annual Member meeting and all other vacant or new Director positions on the Board (other than Owner Director positions) and in making such nominations, ensuring that candidates meet the compositional requirements of Article III, Section 2(b); (c) nominating director candidates and chairperson(s) to serve on committees of the Board; and (d) overseeing an annual self-evaluation of the Independent Directors and each Board committee. The Nominating and Governance Committee shall also oversee the implementation and effectiveness of the Operating Agreement, committee charters, policies and other governance documents as needed; review and recommend best practices in corporate governance; and oversee an orientation for new directors. The Nominating and Governance Committee shall consist solely of two (2) Independent Directors. The Nominating and Governance Committee shall have such other duties and may exercise such other authority as may be prescribed by resolution of the Board and the Charter of the Nominating and Governance Committee as adopted by resolution of the Board.

Section 3. Exchange Member Nominating Committee

The Exchange Member Nominating Committee shall nominate candidates for each Exchange Member Director position on the Board that is to be elected by Exchange Members or Members under the terms of this Operating Agreement and all other vacant or new Exchange Member Director positions on the Board. Each member of the Exchange Member Nominating Committee shall qualify as an Exchange Member Director, except that such committee member is not required to be a Director. Upon request of the Secretary, any such prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification. The Secretary shall certify to the Board such prospective committee member's classification. Such committee member shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

ARTICLE VII – OFFICERS, AGENTS AND EMPLOYEES

Section 1. General

The officers of the Company shall include a Chief Executive Officer and a Chief Regulatory Officer, and such other officers (including a Secretary) as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same Person, except that the offices of the Chief Executive Officer and Secretary may not be held by the same Person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

Any officer may resign at any time upon notice of resignation to the Chairman, the Chief Executive Officer or the Secretary, or a designee of the Board, if none such officers are then-appointed. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective. Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer may be the Chairman of the Board. The Chief Executive Officer shall be the Chief Executive Officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. Chief Regulatory Officer

The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 8. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board or the Chief Executive Officer.

ARTICLE VIII - INDEMNIFICATION

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

(a) Right to Indemnification. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "**Proceeding**") by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a Director or officer of the Company or, while a Director or officer of the Company, is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 1(c) of this Article VIII, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

(b) Prepayment of Expenses. The Company may, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VIII or otherwise.

(c) Nonexclusivity of Rights. To the fullest extent permitted by the Company's Certificate of Organization, the rights conferred on any Covered Person by this Article VIII shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Organization, this Operating Agreement, agreement, vote of Members or disinterested Directors or otherwise. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents with respect to indemnification and advances, to the fullest extent permitted by law and the Company's Certificate of Organization.

(d) Other Sources. The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

(e) Survival of Rights. The rights conferred on any Covered Person shall inure to the benefit of the heirs, executors and administrators of such a Person.

(f) Insurance. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any Person required or permitted to be indemnified pursuant to this Article VIII.

(g) Amendments. Any modification or repeal of the provisions of this Article VIII shall not adversely affect any right or protection hereunder of any Covered Person in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

(h) Other Indemnification and Advancement of Expenses. This Article VIII shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to Person(s) other than Covered Person(s) when and as authorized by appropriate corporate action.

(j) Saving Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Covered Person to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member related to the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX – AMENDMENTS; EMERGENCY OPERATING AGREEMENT

Section 1. By the Members or Board

This Operating Agreement may be altered, amended or repealed, or new Operating Agreement may be adopted, (i) by the written consent of the Members of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board; provided, however, that the Board shall not be entitled to amend or repeal, or adopt any new Operating Agreement that would be otherwise inconsistent with the Act or rules thereunder.

Section 2. Emergency Operating Agreement

The Board may adopt an emergency Operating Agreement subject to repeal or change by action of the Members of the Company that shall, notwithstanding any different provision of applicable law, the Certificate of Organization or this Operating Agreement, be operative during any emergency resulting from any attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Operating Agreement may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such Person(s) as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding: (a) the trading in, or operation of, the securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all Person(s) or the trading therein of any or all securities; and (b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the Person(s) hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the System.

ARTICLE X – EXCHANGE AUTHORITIES

Section 1. Rules

The Board, acting in accordance with the terms of this Operating Agreement and the Rules, shall be vested with all powers necessary for the governance of the Company as an "**Exchange**" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such Rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such Rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of this Operating Agreement and the Act, to administer, enforce, interpret, issue exemptions from, suspend or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their Associated Person(s).

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member or any other fitting sanction, and to impose appropriate sanctions applicable to Person(s) Associated with Exchange Members, including censure, fine, suspension or barring a Person Associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a Person Associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a Person Associated with an Exchange Member of any covenant with the Company or its Members;

(ii) violation by an Exchange Member or a Person Associated with an Exchange Member of any of the terms, conditions, covenants and provisions of the Rules or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or Person Associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or Person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or Person Associated with an Exchange Member to adhere to any ruling, order, direction or decision of, or to pay any sanction, fine or costs imposed by, the Board or any Person to which the Board has delegated its powers.

Section 3. Exchange Member Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members and Person(s) associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership, shall be promulgated and applied on a consistent basis and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments and other charges to be paid by Exchange Members and issuers and any other Person(s) using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments and other charges shall be equitably allocated among Exchange Members and issuers and any other Person(s) using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties shall not be used for non-regulatory purposes or distributed to the Members, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for Participants.

ARTICLE XI – MISCELLANEOUS PROVISIONS

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the limited volume exempt regulatory function of the Company (including disciplinary matters) shall be closed to all Person(s) other than Directors and officers, employees, agents or advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission.

Section 3. Books and Records; Confidentiality of Information and Records Relating to LVERO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the limited volume exempt regulatory function of the Company (including disciplinary matters, trading data, trading practices and audit information) and the information contained in those books and records shall be retained in confidence by the Company and the Directors, officers, employees, hearing officers, other agents and advisors of the Company, shall not be used by the Company for any non-regulatory purposes and shall not be made available to any Person (including any Exchange Member) other than to personnel of the Commission, and those Directors, officers, employees, hearing officers, other agents and advisors of the Company, to the extent necessary or appropriate to discharge properly the limited volume exempt regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of this Operating Agreement or the Certificate of Organization, distributions may be declared upon the membership units of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or membership units of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any distributions, there may be set aside out of any funds of the Company available for distributions such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or Person(s) as the Board, or a duly authorized committee thereof, may from time to time designate, or by the Chief Executive Officer, the Chief Regulatory Officer, the Secretary or such other officer or officers or Person(s) as the Chief Executive Officer, the Chief Regulatory Officer or the Secretary may from time to time designate (collectively, the "**Authorized Officers**"). Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any Authorized Officer, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments and papers required by any department of the United States government or by any state, county, municipal or other governmental authority may be executed in the name of the Company by any Authorized Officer of the Company.

Section 7. Power to Vote

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of members, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other Person(s).

Section 8. Notices

Unless otherwise provided in this Operating Agreement or by law, any and all notices contemplated by this Operating Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic "**PDF**" or similar transmission (receipt confirmed), or one (1) Business Day after being sent, postage prepaid, by nationally recognized overnight courier (e.g., Federal Express), or five (5) business says after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. Notices of special meetings of Directors shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose.

Section 9. Severability

If any provision of this Operating Agreement, or the application of any provision of this Operating Agreement to any Person or circumstances, is held invalid, the remainder of this Operating Agreement and the application of such provision to other Person(s) or circumstances shall not be affected.

Section 10. Limited Liability Company Certificates; Uncertificated Membership Interests

The membership units of the Company may be represented by certificates, provided that the Board may provide by resolution that some or all of any or all classes or series of the Company's units shall be uncertificated. Every holder of membership units of the Company represented by certificates shall otherwise be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form.

EXHIBIT "B-2"

AUTOMATED MATCHING SYSTEMS EXCHANGE

Rules of Operation

AUTOMATED MATCHING SYSTEMS EXCHANGE, LLC

RULES OF OPERATION

CHAPTER I. ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1. Adoption of Exchange Rules

The following Exchange Rules are adopted pursuant to Article III, Section 1 and Article X, Section 1 of the Operating Agreement of the Exchange.

Rule 1.2. Interpretation

Exchange Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3. Applicability

Exchange Rules shall apply to all Exchange Members and Person(s) Associated with an Exchange Member.

Rule 1.4. Effective Time

All Exchange Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Exchange or provided elsewhere in these Rules.

Rule 1.5. Definitions

Unless the context otherwise requires, defined terms used shall have the meaning set forth below:

(a) "**Act**" means the Securities Exchange Act of 1934, as amended and in effect from time to time and any successor statute.

(b) "**Adverse Action**" shall mean any action taken by the Exchange which adversely affects the rights of any Exchange Member, applicant for membership, or any Person Associated with an Exchange Member (including the denial of membership and the barring of any Person from becoming associated with an Exchange Member) and any prohibition or limitation by the Exchange imposed on any Person with respect to access to services offered by the Exchange, or an Exchange Member thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, any provision of the Operating Agreement or Exchange Rules or any interpretation thereof, or resolution or order of the Board or appropriate Exchange committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in Chapter VIII of the Exchange Rules.

(c) "**Affiliate**" means, with respect to any Person, any other Person directly or indirectly through one or more intermediaries controlling or controlled by, or under direct or indirect common control with, such Person. "**Affiliated**" shall have the correlative meaning.

(d) The terms "**Board**" and "**Board of Directors**" shall mean the Board of Directors of the Company.

(e) "**Broker**" shall have the same meaning as set forth in Section 3(a)(4) of the Act or, where applicable, a Person operating pursuant to an exemption from registration under the Act.

(f) "**Commission**" means the United States Securities and Exchange Commission.

(g) "**Company**" means Automated Matching Systems Exchange, LLC, a South Dakota limited liability company.

(h) "**Dealer**" shall have the same meaning as in Section 3(a)(5) of the Act or, where applicable, a Person operating pursuant to an exemption from registration under the Act.

(i) "**Designating Owner**" shall mean a Member of the Company that holds (together with its Affiliates) at least a fifteen percent (15%) beneficial interest.

(j) "**Designated Self-Regulatory Organization**" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance by Exchange Members with Exchange Rules.

(k) The term "**Exchange**" shall mean Automated Matching Systems Exchange, LLC, a registered national securities exchange, or system operating as an exemption therefrom under the Act.

(l) "**Exchange Member**" means any Person who has been admitted to membership in the Exchange and is permitted to effect transactions on the Exchange without the services of another Person acting as Broker. An Exchange Member is not a Member of the Company for purposes of voting, distributions, and other rights conferred by ownership of the Company by reason of being an Exchange Member. An Exchange Member shall have the status as provided in Section 3(a)(3) of the Act or, where applicable, a Person operating pursuant to an exemption from registration under the Act.

(m) "**Exchange Member Nominating Committee**" means the Exchange Member Nominating Committee elected pursuant to the Operating Agreement.

(n) "**Exchange Member Representative**" means the Person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Exchange Member

Representative or appoint a substitute for its Exchange Member Representative upon giving notice thereof to the Company. An Exchange Member Representative of an Exchange Member or a substitute shall be a member of senior management and a principal of the Exchange Member.

(o) "**Independent Director**" means a Director who has no material relationship with (i) the Company or any Affiliate of the Company or (ii) any Exchange Member or any Affiliate of any Exchange Member.

(p) "**Industry Member**" means a member of any committee or hearing panel who has such qualifications and experience in the securities industry as the Exchange so prescribes.

(q) with or provides professional services to the Exchange or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three (3) years.

(r) "**List of Candidates**" shall have the meaning set forth in Article III, Section 4(e).

(s) "**Member**" means any Person who maintains a direct ownership interest in the Company by way of membership units.

(t) "**Nominating and Governance Committee**" means the Nominating and Governance Committee elected pursuant to this Operating Agreement.

(u) "**Owner Director**" shall mean a Director nominated by a Designating Owner pursuant to Article III, Section 4(g) and elected by the Members of the Company.

(v) "**Owner Exchange Member**" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(w) "**Participant**" shall mean a Person who has entered into a contractual agreement with an Exchange Member for the purpose of effecting transactions in securities or submitting, disseminating, or displaying orders.

(x) "**Person**" means any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

(y) "**Person Associated with an Exchange Member**" or "**Associated Person of an Exchange Member**" means any Exchange Member, officer, or director of an Exchange Member (or other Person occupying a similar status or performing similar functions), any Person directly or indirectly controlling, controlled by, or under common control with, such Exchange Member or any employee of such Exchange Member, except that any Person Associated with an Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term.

(z) "**Petition Candidates**" shall have the meaning set forth in Article III, Section 4(c).

(aa) "**Petition Date**" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of Members.

(bb) "**Petition Deadline**" shall have the meaning set forth in Article III, Section 4(c).

(cc) "**Qualified Clearing Agency**" means a clearing agency registered with the Commission pursuant to Section 17A of the Act.

(dd) "**Rules**" or "**Exchange Rules**" shall have the same meaning as set forth in Section 3(a)(27) of the Act, with respect to the Company.

(ee) "**LVERO**" means an entity exercising self-regulatory powers pursuant to an exemption from registration under the Act.

(ff) "**Statutory Disqualification**" shall have the meaning set forth in Section 3(a)(39) of the Act.

(gg) "**Subscriber**" shall mean a Person who has entered into a contractual agreement with an Exchange Member for the purpose of effecting transactions in securities or submitting, disseminating, or displaying orders.

(hh) "**System**" shall mean the electronic communications and trading facilities designated by the Board through which securities of the Exchange are quoted, transactions reported, or orders routed for execution.

Definitions apply equally to both the singular and plural forms of the defined terms. The terms "**include**" and "**including**" and other words of similar import shall be deemed to be followed by the phrase "**without limitation**." The terms "**herein**," "**hereof**," and "**hereunder**" and other words of similar import refer as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation.

CHAPTER II. MEMBERS OF THE EXCHANGE

Rule 2.1. Rights, Privileges and Duties of Exchange Members

Unless otherwise provided in the Exchange Rules or the Operating Agreement of the Exchange, each Exchange Member shall have the rights, privileges and duties of any other Exchange Member.

Rule 2.2. Obligations of Exchange Members and the Exchange

In addition to all other obligations imposed by the Exchange in its Operating Agreement or the Exchange Rules, all Exchange Members, as a condition of effecting securities transactions through the Exchange, shall agree to be regulated by the Exchange and shall recognize that the

Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, its Operating Agreement, its interpretations and policies and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline Exchange Members and Person(s) Associated with Exchange Members for violations of the provisions of the Exchange Rules, its Operating Agreement, its interpretations and policies and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with an Exchange Member, or any other fitting sanction.

Rule 2.3. Exchange Member Eligibility

Membership may be granted to a sole proprietor, partnership, corporation, limited liability company or other organization or individual that has been approved by the Exchange. Except as hereinafter provided, any Person may become a member of the Exchange, subject to the completion of a membership application and compliance with such conditions as the Exchange, under the direction of the Commission, prescribes.

Rule 2.4. Restrictions

(a) No Person may become an Exchange Member or continue as an Exchange Member in any capacity on the Exchange where such Person is subject to a Statutory Disqualification, except that a Person may become an Exchange Member or continue as an Exchange Member where, pursuant to Rules 19d-1, 19d-2, 19d-3 and 19h-1 of the Act, the Commission has issued an order providing relief from such a disqualification and permitting such a Person to become or remain an Exchange Member.

(b) No natural Person shall be admitted as, or be entitled to continue as, an Exchange Member or an Associated Person of an Exchange Member, unless such natural Person meets the standards of training, experience and competence as the Exchange may prescribe. Each Exchange Member shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications and experience of any Person applying for registration with the Exchange as an Associated Person of such Exchange Member.

(c) No Person shall be admitted as, or be entitled to continue as, a Member if he, she, or it:

(1) fails to comply with such financial responsibility and operational capability requirements as may be established by the Exchange Rules;

(2) fails to adhere to the Exchange Rules relating to the maintenance of books and records;

(3) fails to demonstrate to the Exchange adequate systems capability, capacity, integrity and security necessary to conduct business through the Exchange;

(4) is subject to any unsatisfied liens, judgments or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months;

(5) has been subject to any bankruptcy proceeding, receivership or arrangement for the benefit of creditors within the past three (3) years; or

(6) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory or limited volume exempt regulatory organization, or any member of a self-regulatory or limited volume exempt regulatory organization.

(d) No Person shall be admitted as an Exchange Member or as an Associated Person of an Exchange Member where it appears that such Person has engaged, and there is a reasonable likelihood that such Person again may engage, in acts or practices inconsistent with just and equitable principles of trade.

(e) No Person shall become an Associated Person of an Exchange Member unless such Person agrees:

(1) to supply the Exchange with such information with respect to such Person's relationships and dealings with the Exchange Member as may be specified by the Exchange;

(2) to permit examination of such Person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(3) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the Operating Agreement, the interpretations and policies of the Exchange and the provisions of the Act and the regulations thereunder.

Rule 2.6. Application Procedures for Membership

(a) Applications for membership shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Organization, its Operating Agreement, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees and members of its Board and of any committee shall not be liable, except for willful malfeasance, to the applicant or to any other Person, for any action taken by such Director, officer or Member in his official capacity, or by any employee of the Exchange Member while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Organization, Operating Agreement, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board or any duly authorized committee.

(4) An agreement that, in cases where the applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the applicant against the Exchange or any of its officers, Directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding; provided, however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals.

(5) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or committee members such books and records as may be required to be maintained by the Commission or the Exchange Rules.

(6) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with an Exchange Member shall be made on Form U-4 or such other form as the Exchange may prescribe and shall be delivered to the Exchange in such manner as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be an Exchange Member.

(d) If the Exchange is not satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify the applicant of the grounds for denying the applicant. The Board on its own motion may reverse the determination that the applicant is not qualified for membership. If a majority of the Board specifically determines to reverse the determination to deny membership, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall grant membership to the applicant. An applicant who has been denied membership may appeal such decision under Chapter IX of the Exchange Rules governing Adverse Action.

(e) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for Associated Person(s) of an Exchange Member, the procedure set forth in this Chapter shall govern the processing of any such applications.

Rule 2.7. Revocation of Membership or Association with an Exchange Member

Exchange Members or Associated Person(s) of Exchange Members may effect approved securities transactions through the Exchange only so long as they possess all the qualifications set forth in the Exchange Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of an Exchange Member or an Associated Person of an Exchange Member, when the Exchange has reason to believe that an Exchange Member or Associated Person of an Exchange Member fails to meet such qualifications, the Exchange may act to revoke such Person's membership or association. Such action shall be instituted under, and governed by, Chapters VII and VIII of the Exchange Rules and may be appealed under Chapter IX of the Exchange Rules governing Adverse Action. In connection with any revocation of rights as an Exchange Member or voluntary termination of rights as an Exchange Member pursuant to Rule 2.8, the Exchange Member's membership in the Exchange shall be cancelled.

Rule 2.8. Voluntary Termination of Rights as an Exchange Member

An Exchange Member may voluntarily terminate its rights as an Exchange Member only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until thirty (30) days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigation or disciplinary action brought against the Exchange Member has reached a final disposition; and (iv) any examination of such Exchange Member in process is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any time.

Rule 2.9. Affiliation between Exchange and an Exchange Member

Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire or maintain an ownership interest in an Exchange Member. In addition, without the prior approval of the Commission, an Exchange Member shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. Nothing in this Rule 2.9 shall prohibit an Exchange Member from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such Exchange Member or any officer, director, manager, managing member, partner or affiliate of such Exchange Member being or becoming a Director pursuant to the Operating Agreement of the Exchange.

CHAPTER III. EXCHANGE RULES OF PRACTICE

Rule 3.1. Business Conduct of Exchange Members

An Exchange Member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3.2. Violations Prohibited

No Exchange Member shall engage in conduct in violation of the Act, the rules or regulations thereunder, the Operating Agreement, Exchange Rules or any policy or written interpretation of the Operating Agreement or Exchange Rules by the Board or an appropriate Exchange committee. Every Exchange Member shall so supervise Person(s) Associated with the Exchange Member as to assure compliance with those requirements.

Rule 3.3. Use of Fraudulent Devices

No Exchange Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

Rule 3.4. False Statements

No Exchange Member or applicant for membership, or Person Associated with an Exchange Member or applicant, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Exchange Member or Person Associated with an Exchange Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated self-regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Rule 3.5. Publication of Transactions and Quotations

No Exchange Member shall report to the Exchange or publish or cause to be published any transaction as a purchase or sale of any security unless such Exchange Member believes that such transaction was a bona fide purchase or sale of such security, and no Exchange Member shall purport to quote the bid or asked price for any security, unless such Exchange Member believes that such quotation represents a bona fide bid for, or offer of, such security.

Rule 3.6. Offers at Stated Prices

No Exchange Member shall make an offer to buy from or sell to any Person any security at a stated price unless such Exchange Member or their Participant is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Rule 3.7. Payment Designed to Influence Market Prices, Other than Paid Advertising

No Exchange Member shall, directly or indirectly, give, permit to be given, or offer to give anything of value to any Person for the purpose of influencing or rewarding the action of such Person in connection with the publication or circulation in any newspaper, investment service or similar publication of any matter which has, or is intended to have, an effect upon the market price of any security; provided, that this Rule shall not be construed to apply to a matter which is clearly identifiable as paid advertising.

Rule 3.8. Disclosure on Confirmations

An Exchange Member, at or before the completion of each transaction with a Participant, shall give or send to such Participant such written notification or confirmation of the transaction as is required by Rule 10b-10 under the Act.

Rule 3.9. Disclosure of Control

An Exchange Member controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a Participant the existence of such control before entering into any contract with or for such Participant for the purchase or sale or such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the Participant at or before completion of the transaction.

Rule 3.10. Discretionary Accounts and Solicited Transactions Prohibited

No Exchange Member shall effect any purchase or sale transactions with any discretionary power or which was recommended or solicited by the Exchange Member. All transactions conducted shall be done on an unsolicited basis and each Exchange Member shall receive a confirmation that such party initiating the transaction is not relying on the Exchange Member in his, her, or its decision to purchase or sell a security.

Rule 3.11. Custody of Participant's Securities or Funds

No Exchange Member shall take possession or control of securities or funds of a Participant. Exchange Members shall only use transfer agents registered pursuant to Section 17A of the Act and banks, as defined in Section 3(a)(6) of the Act. For transactions involving a central counterparty, Exchange Members shall use a Qualified Clearing Agency.

Rule 3.12. Prohibition Against Guarantees

No Exchange Member shall guarantee, directly or indirectly, a Participant against loss in any securities account of such Participant or in any securities transaction effected by the Exchange Member with or for such Participant.

Rule 3.13. Sharing in Accounts

No Exchange Member shall share, directly or indirectly, in the profits or losses in any account of a Participant.

Rule 3.14. Installment or Partial Payment Sales

(a) No Exchange Member shall take or carry any account or make a transaction for any Participant under any arrangement which contemplates or provides for the purchase of any security for the account of the Participant, or for the sale of any security to the Participant, where payment for the security is to be made to the Exchange Member by the Participant over a period of time in installments or by a series or partial payments.

(b) No Exchange Member, whether acting as principal or agent, shall make, in connection with any transaction referred to in this Rule, any agreement with his Participant under which such Exchange Member shall be allowed to pledge or hypothecate any security involved in such transaction in contravention of Commission Rules 8c-1 and 15c3-3.

CHAPTER IV. BOOKS AND RECORDS

Rule 4.1. Requirements

Each Exchange Member shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 4.2. Furnishing of Records

Every Exchange Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the Exchange Member in order to obtain or verify information related to transactions executed through the Exchange or activities relating to the Exchange.

Rule 4.3. Record of Written Complaints

(a) Each Exchange Member shall keep and preserve for a period of not less than five (5) years a file of all written complaints of Participants and action taken by the Exchange Member in respect thereof, if any. Further, for the first two (2) years of the five-year period, the Exchange Member shall keep such file in a place readily accessible to examination or spot checks.

(b) A "**complaint**" shall mean any written statement of a Participant or any Person acting on behalf of a Participant alleging a grievance involving the activities of an Exchange Member or Person(s) under the control of the Exchange Member in connection with (1) the solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the Exchange or (2) the disposition of securities or funds of that Participant which activities are related to such a transaction.

Rule 4.4. Disclosure of Financial Condition

An Exchange Member shall make available for inspection by a Participant, upon request, the information relative to such Exchange Member's financial condition disclosed in its most recent balance sheet prepared either in accordance with such Exchange Member's usual practice or as required by any State or Federal securities laws, or any rule or regulation thereunder. Further, an

Exchange Member shall send to its Participants the statements required by Commission Rule 17a-5(c).

CHAPTER V. SUPERVISION

Rule 5.1. Written Procedures

Each Exchange Member shall establish, maintain and enforce written procedures which will enable it to supervise properly the activities of Associated Person(s) of the Exchange Member and to ensure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 5.2. Responsibility of Exchange Members

Final responsibility for proper supervision shall rest with the Exchange Member. The Exchange Member shall designate a partner, officer or manager in each office of supervisory jurisdiction, including the main office, to carry out the written supervisory procedures. A copy of such procedures shall be kept in each such office.

Rule 5.3. Records

Each Exchange Member shall be responsible for making and keeping appropriate records for carrying out the Exchange Member's supervisory procedures.

Rule 5.4. Review of Activities

Each Exchange Member shall review the activities of each office.

Rule 5.5. Prevention of the Misuse of Material, Nonpublic Information

(a) Each Exchange Member must establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such Exchange Member's business, to prevent the misuse of material, non-public information by the Exchange Member or Person(s) Associated with the Exchange Member. Exchange Members for whom the Exchange is the Designated Examining Authority ("**DEA**") that are required to file SEC Form X-17A-5 with the Exchange on an annual or more frequent basis must file, contemporaneously with the submission of the calendar year end Insider Trading and Securities Fraud Enforcement Act certifications, compliance acknowledgements stating that the procedures mandated by this Rule have been established, enforced and maintained. Any Exchange Member, or Associated Person who becomes aware of a possible misuse of material, non-public information must promptly notify the Exchange's Surveillance Department.

(b) For purposes of this Rule 5.5, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(1) Trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer; or

(2) Trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(3) Disclosing to another Person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

(c) This Rule 5.5 requires that, at a minimum, each Exchange Member establish, maintain, and enforce the following policies and procedures:

(1) All Associated Person(s) must be advised in writing of the prohibition against the misuse of material, non-public information;

(2) All Associated Person(s) must sign attestations affirming their awareness of, and agreement to abide by the aforementioned prohibitions. These signed attestations must be maintained for at least three (3) years, the first two (2) years in an easily accessible place;

(3) Each Member must receive and retain copies of trade confirmations and monthly account statements for each brokerage account in which an Associated Person has a direct or indirect financial interest or makes investment decisions. The activity in such accounts should be reviewed at least quarterly by the Exchange Member for the purpose of detecting the possible misuse of material, non-public information; and

(4) All Associated Person(s) must disclose to the Exchange Member whether they, or any Person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information. Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this Rule 5.5; the adequacy of each Exchange Member's policies and procedures will depend upon the nature of such Exchange Member's business.

Rule 5.6. Anti-Money Laundering Compliance Program

(a) Each Exchange Member shall develop and implement an anti-money laundering program reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, et seq.), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Exchange Member's anti-money laundering program must be approved, in writing, by a member of its senior management.

(b) The anti-money laundering programs required by the Rule shall, at a minimum:

(1) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(2) establish and implement policies and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(3) provide for independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party;

(4) designate, and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number), a Person(s) responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to the Exchange regarding any change in such designation(s); and

(5) provide ongoing training for appropriate Person(s).

CHAPTER VI. EXTENSIONS OF CREDIT

Rule 6.1. Prohibitions and Exemptions

(a) An Exchange Member shall not knowingly effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The use of margin or extension of any credit to a Participant shall be prohibited. All securities shall be fully paid for by and registered in the name of the seller prior to sale; or such other reasonable measures taken by the Exchange Member to evidence the ability of the seller to deliver.

(c) No Exchange Member shall permit a Participant to make a practice, directly or indirectly, of effecting transactions where the cost of securities purchased is met by the sale of the same securities. No Exchange Member shall permit a Participant to make a practice of selling securities with them which are to be received against payment where such securities were purchased and are not yet paid for.

CHAPTER VII. SUSPENSION BY CHIEF REGULATORY OFFICER

Rule 7.1. Imposition of Suspension

(a) An Exchange Member which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform the Secretary in writing of such fact. Upon receipt of said notice, or whenever it shall appear to the Chief Regulatory Officer ("**CRO**") (after such verification and with such opportunity for comment by the Exchange Member as the circumstances reasonably permit) that an Exchange Member has failed to perform its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting its business in such financial or operational condition or is otherwise conducting its business in such a manner that it cannot be permitted to continue in business with safety to its Participants, creditors and other Exchange Members, the CRO may summarily suspend the Exchange Member or may impose such conditions and restrictions upon the Exchange Member as are reasonably necessary for the protection of investors, the Exchange, the creditors and the Participants of such Exchange Member.

(b) An Exchange Member that does not pay any dues, fees, assessments, charges or other amounts due to the Exchange within ninety (90) days after the same has become payable shall be reported to the CRO, who may, after giving reasonable notice to the Exchange Member of such arrearages, suspend the Exchange Member until payment is made. Should payment not be made within six months after payment is due, the Exchange Member's membership may be cancelled by the Exchange.

(c) In the event of suspension of an Exchange Member, the Exchange shall give prompt notice of such suspension to the Exchange Members. Unless the CRO shall determine that lifting the suspension without further proceedings is appropriate, such suspension shall continue until the Exchange Member is reinstated as provided in Rule 7.3 of this Chapter.

Rule 7.2. Investigation Following Suspension

Every Exchange Member suspended under the provisions of this Chapter shall immediately make available every facility requested by the Exchange for the investigation of its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short security position maintained by the Exchange Member and each of its Participants. The foregoing includes, without limitation, the furnishing of such of the Exchange Member's books and records and the giving of such sworn testimony as may be requested by the Exchange.

Rule 7.3. Reinstatement

An Exchange Member suspended under the provisions of this Chapter may apply for reinstatement by a petition in accordance with and in the time provided for by the provisions of the Exchange Rules relating to Adverse Action.

Rule 7.4. Failure to be Reinstated

An Exchange Member suspended under the provisions of this Chapter who fails to seek or obtain reinstatement in accordance with Rule 7.3 shall have its membership cancelled by the Exchange in accordance with the Exchange's Operating Agreement.

Rule 7.5. Termination of Rights by Suspension

An Exchange Member suspended under the provisions of this Chapter shall be deprived during the term of its suspension of all rights and privileges conferred to it by virtue of its membership in the Exchange.

Rule 7.6. Summary Suspension of Exchange Services

The CRO (after such verification with such opportunity for comment as the circumstances reasonably permit) may summarily limit or prohibit (i) any Person from access to services offered by the Exchange, if such Person has been and is expelled or suspended from any self-regulatory or limited volume exempt regulatory organization or barred or suspended from being associated with a member of any self-regulatory or limited volume exempt regulatory organization or is in such financial or operating difficulty that the Exchange determines that such Person cannot be permitted to do business with safety to investors, creditors, Exchange Members or the Exchange; or (ii) a Person who is not an Exchange Member from access to services offered by the Exchange, if such Person does not meet the qualification requirements or other pre-requisites for such access and if such Person cannot be permitted to continue to have access with safety to investors, creditors, Exchange Members and the Exchange. Any Person aggrieved by any such summary action may seek review under the provisions of the Exchange Rules relating to Adverse Action.

Rule 7.7. Commission Action

The Commission may stay any summary action taken pursuant to this Chapter on its own motion or upon application by any Person aggrieved thereby made pursuant to Section 19(d) of the Act and the rules thereunder.

CHAPTER VIII. DISCIPLINE

Rule 8.1. Disciplinary Jurisdiction

(a) An Exchange Member or a Person Associated with an Exchange Member (the "**Respondent**") who is alleged to have violated or aided and abetted a violation of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Certificate of Organization, Operating Agreement or Rules of the Exchange, or any interpretation thereof, or any resolution or order of the Board or appropriate Exchange committee, shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by: expulsion; suspension; limitation of activities, functions and operation; fine; censure; suspension or bar from association with an Exchange Member or any other fitting sanction, in accordance with the provisions of this Chapter.

An individual Exchange Member, responsible party, or other Person Associated with an Exchange Member may be charged with any violation committed by employees under his/her/its supervision or by the Exchange Member with which he/she/it is associated, as though such violation were his/her/its own. An Exchange Member organization may be charged with any violation committed by its employees or by any other Person who is associated with such Exchange Member organization, as though such violation were its own.

(b) Any Exchange Member or Person Associated with an Exchange Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following the termination of such Person's membership or association with an Exchange Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Exchange Member or former Associated Person within one year of receipt by the Exchange of the latest written notice of the termination of such Person's status as an Exchange Member or Person Associated with an Exchange Member. The foregoing notice requirement does not apply to a Person who at any time after a termination again subjects himself or herself to the disciplinary jurisdiction of the Exchange by becoming an Exchange Member or a Person Associated with an Exchange Member.

(c) A summary suspension or other action taken pursuant to Chapter VII of the Rules of the Exchange shall not be deemed to be disciplinary action under this Chapter, and the provisions of this Chapter shall not be applicable to such action.

(d) The Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter VIII shall govern Exchange disciplinary actions and to what extent the rules of the other self-regulatory organization shall govern such actions. Notwithstanding the fact that the Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Rule 8.2. Complaint and Investigation

(a) Initiation of Investigation. The Exchange, or the designated self-regulatory organization, when appropriate, shall investigate possible violations within the disciplinary jurisdiction of the Exchange which are brought to its attention in any manner, or upon order of the Board, the CRO or other Exchange officials designated by the CRO, or upon receipt of a complaint alleging such violation.

(b) Report. In every instance where an investigation has been instituted as a result of a complaint, and in every other instance in which an investigation results in a finding that there are reasonable grounds to believe that a violation has been committed, a written report of the investigation shall be submitted to the CRO by the Exchange's staff or, when appropriate, by the designated self-regulatory organization.

(c) Requirement to Furnish Information and Right to Counsel. Each Exchange Member and Person Associated with an Exchange Member shall be obligated upon request by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) an investigation initiated pursuant to paragraph (a) of this Rule or (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal. No Exchange Member or Person associated with an Exchange Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter nor refuse to comply with a request made by the Exchange pursuant to this paragraph. An Exchange Member or Person Associated with an Exchange Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(d) Notice, Statement and Access. Prior to submitting its report, the staff shall notify the Person(s) who is the subject of the report (hereinafter "**Subject**") of the general nature of the allegations and of the specific provisions of the Act, rules and regulations promulgated thereunder, or provisions of the Certificate of Organization, Operating Agreement or Rules of the Exchange or any interpretation thereof or any resolution of the Board, that appear to have been violated. To assist a Subject in preparing such a written statement, he or she shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by him or her or his or her agents.

(e) Failure to Furnish Information. Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter or in the course of preparation by the Exchange in anticipation of such a hearing or appeal on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule 8.2.

(f) Regulatory Cooperation. No Exchange Member or Person Associated with an Exchange Member or other Person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or other self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish testimony, documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such testimony, documentary materials or other information in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to subsection (g) of this Rule. The requirements of this Rule 8.2(f) shall apply when the Exchange has been notified by another self-regulatory organization of the request for testimony, documentary materials or other information and the Exchange then requests in writing that an Exchange Member, Person Associated with an Exchange Member or other Person or entity provide such testimony, documentary materials or other information. Any Person or entity required to furnish testimony, documentary materials or other information pursuant to this Rule 8.2(f) shall be afforded the same rights and procedural protections as that Person or entity would have if the Exchange had initiated the request.

(g) Cooperative Agreements. The Exchange may enter into agreements with domestic and foreign self-regulatory organizations providing for the exchange of information and other forms of mutual assistance or for market surveillance, investigative, enforcement or other regulatory purposes.

Rule 8.3. Expedited Proceeding

Upon receipt of the notification required by Rule 8.2(d), a Subject may seek to dispose of the matter through a letter of consent signed by the Subject. If a Subject desires to attempt to dispose of the matter through a letter of consent, the Subject must submit to the staff within fifteen (15) days from the date of the notification required by Rule 8.2(d) a written notice electing to proceed in an expedited manner pursuant to this Rule 8.3. The Subject must then endeavor to reach agreement with the Exchange's staff upon a letter of consent which is acceptable to the staff and which sets forth a stipulation of facts and findings concerning the Subject's conduct, the violation(s) committed by the Subject and the sanction(s) therefor. The matter can only be disposed of through a letter of consent if the staff and the Subject are able to agree upon terms of a letter of consent which are acceptable to the staff and the letter is signed by the Subject. At any point in the negotiations regarding a letter of consent, either the staff may deliver to the Subject or the Subject may deliver to the staff a written declaration of an end to the negotiations. If the letter of consent is accepted by the CRO, the Exchange may adopt the letter as its decision and shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the CRO, the matter shall proceed as though the letter had not been submitted. Upon rejection, the Subject will then have fifteen (15) days to submit a written statement pursuant to Rule 8.2(d). The CRO's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

Rule 8.4. Charges

(a) Determination Not to Initiate Charges. Whenever it shall appear to the CRO from the investigation report that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever the CRO otherwise determines that no further proceedings are warranted, he or she shall issue a written statement to that effect setting forth the reasons for such finding.

(b) Initiation of Charges. Whenever it shall appear to the CRO that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the CRO shall direct the issuance of a statement of charges against the Respondent specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, Operating Agreement, Exchange Rules, interpretations or resolutions of which such acts are in violation. A copy of the charges shall be served upon the Respondent in accordance with Rule 8.12.

Rule 8.5. Answer

The Respondent shall have fifteen (15) business days after service of the charges to file a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer within the time provided, the charges shall be considered to be admitted.

Rule 8.6. Hearings

(a) Selection of Hearing Panel. Subject to Rule 8.7, concerning summary proceedings, a hearing on the charges shall be held before a panel of three (3) hearing officers (the "**Hearing Panel**") appointed by the Chief Executive Officer. Each Hearing Panel shall be comprised as follows: (i) a professional hearing officer, who shall serve as Chairman of the Hearing Panel, (ii) a hearing officer who is an Industry Member, and (iii) a hearing officer who is a Member Representative (each a "**Hearing Officer**"). Prospective Hearing Officers shall be required to disclose to the Exchange their employment history for the past ten (10) years, any past or current material business or other financial relationships with the Exchange or any members of the Exchange, and any other information deemed relevant by the Exchange. Such disclosures relating to the particular Hearing Officers selected by the Chief Executive Officer shall be provided to the Respondent upon request after the selection of the Hearing Panel. In selecting Hearing Officers for a particular matter, the Chief Executive Officer should give reasonable consideration to the prospective Hearing Officers' professional competence and reputation, experience in the securities industry, familiarity with the subject matter involved, the absence of bias and any actual or perceived conflict of interest, and any other relevant factors.

(b) Impartiality of Hearing Officers. When any Hearing Officer considers a disciplinary matter he or she is expected to function impartially and independently of the staff members who prepared and prosecuted the charges, Exchange counsel may assist the Hearing Panel in preparing its written recommendations or judgments. Within fifteen (15) days of the appointment of the Hearing Panel, the Respondent may move for disqualification of any Hearing Officer sitting on such Panel based upon bias or conflict of interest. Such motions shall be made in writing and state with specificity the facts and circumstances giving rise to the alleged bias or conflict of interest. The motion papers shall be filed with the Hearing Panel and the Secretary of the Exchange. The Exchange may file a brief in opposition to the Respondent's motion within fifteen (15) days of service thereof. The Hearing Panel shall rule upon such motion no later than thirty (30) days from filing by the Respondent. Prior adverse rulings against the Respondent or Respondent's attorney in other matters shall not, in and of themselves, constitute grounds for disqualification. If the Hearing Panel believes the Respondent has provided satisfactory evidence in support of the motion to disqualify, the applicable Hearing Officer shall remove himself or herself and request the Chief Executive Officer to reassign the hearing to another Hearing Officer such that the Hearing Panel still meets the compositional requirements described in Rule 8.6(a). If the Hearing Panel determines that the Respondent's grounds for disqualification are insufficient, it shall deny the Respondent's motion for disqualification by setting forth the reasons for the denial in writing and the Hearing Panel will proceed with the hearing. The ruling by the Hearing Panel on such motions shall not be subject to interlocutory review.

(c) Notice and List of Documents. Participants shall be given at least fifteen (15) business days' notice of the time and place of the hearing and a statement of the matters to be considered therein. All documentary evidence intended to be presented in the hearing by the Respondent, the Exchange, or the designated self-regulatory authority must be received by the Hearing Panel at least eight (8) days in advance of the hearing or it may not be presented in the hearing. The parties shall furnish each other with a list of all documents submitted for the record not less than four (4) business days in advance of the hearing, and the documents themselves shall be made available to the parties for inspection and copying.

(d) Conduct of Hearing. The Hearing Panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Formal rules of evidence shall not apply. The charges shall be presented by a representative of the Exchange or the designated self-regulatory authority who, along with the Respondent, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Hearing Panel and opposing parties. The Respondent is entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record.

Rule 8.7. Summary Proceedings

Notwithstanding the provisions of Rule 8.6 of this Chapter, the CRO may make a determination without a hearing and may impose a penalty as to violations which the Respondent has admitted or charges which the Respondent has failed to answer or which otherwise are not in dispute. Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) business days from the date of service to notify the CRO that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the CRO shall constitute an admission of the violations and acceptance of the penalty as determined by the CRO and a waiver of all rights of review. If the Respondent requests a hearing, the matters which are the subject of the hearing shall be handled in accordance with the hearing and review procedures of this Chapter.

Rule 8.8. Offers of Settlement

(a) Submission of Offer. At any time during the course of any proceeding under this Chapter, the Respondent may submit to the CRO a written offer of settlement which shall contain a proposed stipulation of facts and shall consent to a specified penalty. Where the CRO accepts an offer of settlement, he or she shall issue a decision, including findings and conclusions and imposing a penalty, consistent with the terms of such offer. Where the CRO rejects an offer of settlement, he or she shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become part of the record. A decision of the CRO issued upon acceptance of an offer of settlement as well as the determination of the CRO whether to accept or reject such an offer shall become final twenty (20) business days after such decision is issued, and the Respondent may not seek review thereof.

(b) Submission of Statement. A Respondent may submit with an offer of settlement a written statement in support of the offer. In addition, if the staff will not recommend acceptance of an offer of settlement before the CRO, a Respondent shall be notified and may appear before the CRO to make an oral statement in support of his/her offer. Finally, if the CRO rejects an offer that the staff supports, a Respondent may appear before the CRO to make an oral statement concerning why he/she believes the CRO should change his or her decision and accept Respondent's offer, and if Respondent makes such appearance, the staff may also appear before the CRO to make an oral statement in support of its position. A Respondent must make a request for such an appearance within five (5) days of being notified that the offer was rejected or that the staff will not recommend acceptance.

Rule 8.9. Decision

Following a hearing conducted pursuant to Rule 8.6 of this Chapter, the Hearing Panel shall prepare a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the penalty, if any, therefor. The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a penalty is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, the Operating Agreement, Exchange Rules, interpretations or resolutions of which the acts are deemed to be in violation. The Respondent shall promptly be sent a copy of the decision.

Rule 8.10. Review

(a) Petition. The Respondent shall have ten (10) days after service of notice of a decision made pursuant to Rule 8.9 of this Chapter to petition for review thereof. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(b) Conduct of Review. The review shall be conducted by the Appeals Committee of the Board. Unless the Appeals Committee shall decide to open the record for introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties. The Appeals Committee's decision shall be in writing and shall be final.

(c) Review on Motion of Board. The Board may on its own initiative order review of a decision made pursuant to Rule 8.7, 8.8, or 8.9 of this Chapter within twenty (20) business days after issuance of the decision. Such review shall be conducted in accordance with the procedure set forth in paragraph (b) of this Rule.

(d) Review of Decision Not to Initiate Charges. Upon application made by the Chief Executive Officer within thirty (30) days of a decision made pursuant to Rule 8.4(a) of this Chapter, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b), as applicable.

Rule 8.11. Effective Date of Judgment

Penalties imposed under this Chapter shall not become effective until the review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a penalty on the Respondent, the CRO, Hearing Panel or committee of the Board, as applicable, may impose such conditions and restrictions on the activities of the Respondent as he, she or it considers reasonably necessary for the protection of investors, creditors and the Exchange.

Rule 8.12. Miscellaneous Provisions

(a) Service of Notice. Any charges, notices or other documents may be served upon the Respondent either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the Respondent at his last known place of business.

(b) Extension of Time Limits. Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

(c) Reports and Inspection of Books for Purpose of Investigating Complaints. For the purpose of any investigation or determination as to the filing of a complaint, or any hearing of any complaint against any Exchange Member or any Person Associated with an Exchange Member, the Exchange's staff, CRO, Board or designated self-regulatory organization shall have the right (1) to require any Exchange Member to report orally or in writing with regard to any matter involved in any such investigation or hearing, and (2) to investigate the books, records and accounts of any such Exchange Member with relation to any matter involved in any such investigation or hearing. No Exchange Member shall refuse to make any report as required in this Rule, or refuse to permit any inspection of books, records and accounts as may be validly called for under this Rule.

Rule 8.13. Costs of Proceedings

Any Exchange Member disciplined pursuant to this Chapter shall bear such part of the costs of the proceedings as the CRO or the Board deems fair and appropriate in the circumstances.

Rule 8.14. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

Rule 8.15. Imposition of Fines for Minor Violation(s) of Rules

(a) In lieu of commencing a disciplinary proceeding as described in Rules 8.1 through 8.13, the Exchange may, subject to the requirements set forth in this Rule, impose a fine, not to exceed $2,500, on any Exchange Member, Associated Person of an Exchange Member, or employee of an Exchange Member, for any violation of a Rule of the Exchange, which violation the Exchange shall have determined is minor in nature. The Exchange may aggregate individual violations of particular rules and treat such violations as a single offense, provided that such aggregation is based upon a comprehensive automated surveillance program. In other instances, the Exchange may, if no exceptional circumstances are present, impose a fine based upon a determination that there exists a pattern or practice of violative conduct. The Exchange also may aggregate similar violations generally if the conduct was unintentional, there was no injury to public investors, or the violations resulted from a single systemic problem or cause that has been corrected. Any fine imposed pursuant to this Rule and not contested shall not be publicly reported, except as may be required by Rule 19d-1 under the Act or as may be required by any other regulatory authority.

(b) In any action taken by the Exchange pursuant to this Rule, the Person against whom a fine is imposed shall be served (as provided in Rule 8.12) with a written statement, signed by an authorized officer of the Exchange, setting forth (i) the Rule or Rules alleged to have been violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each such violation; and (iv) the date by which such determination becomes final and such fine becomes due and payable to the Exchange, or such determination must be contested as provided in paragraph (d) below, such date to be not less than fifteen (15) business days after the date of service of the written statement.

(c) If the Person against whom a fine is imposed pursuant to this Rule pays the fine, such payment shall be deemed to be a waiver by such Person of such Person's right to a disciplinary proceeding under Rules 8.1 through 8.13 and any review of the matter by the Appeals Committee or by the Board.

(d) Any Person against whom a fine is imposed pursuant to this Rule may contest the Exchange's determination by filing with the Exchange not later than the date by which such determination must be contested, a written response meeting the requirements of an Answer as provided in Rule 8.5 at which point the matter shall become a disciplinary proceeding subject to the provisions of Rules 8.1 through 8.13. In any such disciplinary proceeding, if the Hearing Panel determines that the Person charged is guilty of the rule violation(s) charged, the Hearing Panel shall (i) be free to impose any one or more disciplinary sanctions and (ii) determine whether the rule violation(s) is minor in nature. The Person charged and the Board of the Exchange may require a review by the Board of any determination by the Hearing Panel by proceeding in the manner described in Rule 8.10.

(e) The Exchange shall prepare and announce to its Exchange Members from time to time a listing of the Exchange Rules as to which the Exchange may impose fines as provided in this Rule. Such listing shall also indicate the specific dollar amount that may be imposed as a fine hereunder with respect to any violation of any such Rule or may indicate the minimum and maximum dollar amounts that may be imposed by the Exchange with respect to any such violation. Nothing in this rule shall require the Exchange to impose a fine pursuant to this rule with respect to the violation of any Rule included in any such listing.

Rule 8.16. Ex Parte Communications

(a) Unless on notice and opportunity for all parties to participate:

(1) No Respondent or Exchange staff member shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to any Hearing Officer, any member of the Board of Directors or a member of a committee of the Board who is participating in a decision with respect to that proceeding (an "**Adjudicator**"); and

(2) No Adjudicator shall make or knowingly cause to be made to a Respondent or Exchange staff member an ex parte communication relevant to the merits of that proceeding.

(b) An Adjudicator who receives, makes, or knowingly causes to be made a communication prohibited by this Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses and memoranda stating the substance of all oral responses to all such communications.

(c) If a prohibited ex parte communication has occurred, the Board of Directors or a committee thereof may take whatever action it deems appropriate in the interests of justice, the policies underlying the Act, and the Exchange Operating Agreement and Rules, including dismissal or denial of the offending party's interest or claim. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) The prohibitions of this Rule shall apply beginning with the initiation of an investigation as provided in Rule 8.2(a), unless the Person responsible for the communication has knowledge that the investigation shall be initiated; in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

CHAPTER IX. ADVERSE ACTION

Rule 9.1. Scope of Chapter

This Chapter provides the procedure for Person(s) who are or are about to be aggrieved by Adverse Action, including, but not limited to, those Person(s) who have been denied membership in the Exchange, barred from becoming associated with an Exchange Member, or prohibited or limited with respect to Exchange services pursuant to the Operating Agreement or the Rules of the Exchange (other than disciplinary action for which review is provided in Chapter VIII and from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Rule 9.2. Submission and Time Limitation on Application to Exchange

A Person who is or will be aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application with the Exchange within fifteen (15) business days after being notified of such action. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

Rule 9.3. Procedure Following Applications for Hearing

(a) Appeals Committee. Applications for hearing and reviewing shall be referred promptly by the Exchange to the Appeals Committee. A record of the proceedings shall be kept.

(b) Documents. The Appeals Committee will set a hearing date and shall be furnished with all materials relevant to the proceedings at least seventy-two (72) hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing. Hearings shall be held promptly, particularly in the case of a summary suspension pursuant to Chapter VII of these Rules.

Rule 9.4. Hearing and Decision

(a) Participants. The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange which allegedly aggrieved the applicant.

(b) Counsel. The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(c) Conduct of Hearing. The Appeals Committee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The Appeals Committee also shall have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) Decision. The decision of the Appeals Committee shall be made in writing and shall be sent to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the panel.

Rule 9.5. Review

(a) Petition. The decision of the Appeals Committee shall be subject to review by the Board either on its own motion within twenty (20) business days after issuance of the decision or upon written request submitted by the applicant below, or by the CRO of the Exchange, within fifteen (15) business days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board shall have sole discretion to grant or deny either request.

(b) Conduct of Review. The review shall be conducted by the Board. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board may order. Based upon such record, the Board may affirm, reverse or modify, in whole or in part, the decision below. The decision of the Board shall be in writing, shall be sent to the parties to the proceeding and shall be final.

Rule 9.6. Miscellaneous Provisions

(a) Service of Notice. Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at his last known business or residence address.

(b) Extension of Time Limits. Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Exchange. All papers and documents relating to review by the Appeals Committee or the Board must be submitted to the Exchange.

Rule 9.7. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

CHAPTER X. TRADING RULES

Rule 10.1. Hours of Trading and Trading Days

Orders may be conducted through the Exchange at any time.

Rule 10.2. Trading Halts

(a) The Chief Executive Officer or the Board of the Exchange shall have the power to halt, suspend trading in any and all securities traded through the Exchange, to close some or all Exchange facilities, and to determine the duration of any such halt, suspension, or closing, when he deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, or otherwise in the public interest; including special circumstances such as (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, (2) a request by a governmental agency or official, (3) a period of mourning or recognition for a Person or event; or (4) the operation of circuit breaker procedures to halt or suspend trading in securities trading through the Exchange.

(b) The Exchange shall further be permitted to halt trading where a determination is made by the Exchange or an Exchange Member that there are matters relating to the security or issuer that have not been adequately disclosed to the public, or that there are regulatory problems relating to the security which should be clarified before trading is permitted to continue. An Exchange Member shall report to the Exchange any such material event in which it reasonably believes would warrant the halting of trading of an issuer or security.

Rule 10.3. Transactions and Securities Eligible for Trading

Any security shall be eligible for trading through the Exchange. Each Exchange Member shall take reasonable steps to verify that each transaction submitted through the System is either registered pursuant to an effective registration statement under the Securities Act of 1933 or exempt from registration thereunder. Prior to the initial or resumption of quotations in a security, an Exchange Member shall further comply with the requirements set forth in Rule 15c2-11 of the Act, except such requirement that would otherwise limit the rule's application or require registration as a Broker or Dealer.

Rule 10.4. Access

The System shall be available for use by all Exchange Members.

Rule 10.5. Orders and Modifiers.

Participants may enter, through an Exchange Member, the following orders into the System:

(a) General Order Types.

(1) Limit Order. An order to buy or sell a stated amount of a security at a specified price or better. A limit order to buy or sell will remain active until executed or cancelled by the Participant. Limit orders may be entered in odd or mixed lots.

(2) Market Order. An order to buy or sell a stated amount of a security at a specified price. A market order to buy or sell shall be immediately executed or cancelled. Market orders may be entered in odd or mixed lots.

Rule 10.6. Units of Trading.

One hundred (100) shares shall constitute a "**round lot**," any amount less than one hundred (100) shares shall constitute an "**odd lot**," and any amount greater than on hundred (100) shares, that is not a multiple of a round lot, shall constitute a "**mixed lot**."

Rule 10.7. Priority of Orders; Display of Quotations.

(a) Ranking. Orders of Participants shall be ranked and maintained in the Exchange's electronic order book based on the following priority:

(1) The highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases.

(2) Subject to the execution process described below, where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price.

(3) Any modification to an order, including an increase in the size of the order and/or price change, will result in such order losing priority as compared to other orders and the timestamp for such order being revised to reflect the time of the modification.

(b) Dissemination. All order(s) to buy and order(s) to sell and the aggregate size of such orders associated with such prices shall be collected by the Exchange for public dissemination, unless such dissemination would otherwise serve to deprive reliance upon an exemption from registration under the Securities Act of 1933.

Rule 10.8. Order Execution.

(a) Orders shall be matched for execution pursuant to the instructions of the Participant, as provided in Rule 10.5.

(1) An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell.

(2) An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy.

(b) All orders shall only be executed in their entirety.

Rule 10.9. Trade Reports

(a) Trade reports by the Exchange or Exchange Member, where applicable, must contain the following information, at a minimum:

(1) identification of the Exchange Member submitting a bid, offer, or indication of interest;
(2) identification of the purchaser or seller of the security;
(3) time of the submission of each quotation and the transaction execution;
(4) the issuer and description of the securities;
(5) quantity and purchase price;

(6) description of the manner of clearance (central counterparty or not);
(7) time period contracted for settlement; and the
(8) designated transfer and bank escrow agent or the Qualified Clearing Agency.

(b) Trade reports by an Exchange Member shall be submitted to the Exchange on a daily basis and at such time intervals as determined or requested by the Exchange.

Rule 10.10. Trades Involving a Central Counterparty

For transactions conducted by the Exchange with a central counterparty, the central counterparty shall conclude two separate contracts: one with the buying Participant as the seller, and one with the selling Participant as the buyer. Any central counterparty shall be a Qualified Clearing Agency.

Rule 10.11. Trades not Involving a Central Counterparty

(a) For transactions conducted by the Exchange without a central counterparty, a trade shall give rise to a direct contractual relationship between the Participants concerned. The contracting parties shall bear the counterparty risk.

(b) The Exchange and Exchange Members shall take reasonable measures to protect funds and securities, including the appointment of a bank escrow agent and appropriate procedures for the registration and transfer of securities.

Rule 10.12. Clearance and Settlement; Anonymity

(a) Each Exchange Member must either (1) be a member of a Qualified Clearing Agency, or (2) permit the entry of transactions directly between Participants of the Exchange Member.

(b) Exchange Members are prohibited from taking possession, custody, or control of Participant funds or securities. For any transactions conducted without the use of a Qualified Clearing Agency, Participant funds must be directed for deposit by escrow to a bank, as defined in Section 3(a)(6) of the Act. Disbursement of funds shall only be made following confirmation of transfer and registration of securities and directly by such bank to the seller of the securities; with appropriate offset for applicable Exchange Member fees.

Rule 10.13. Price Variations

Bids, offers, orders or indications of interest in securities shall not be made in an increment smaller than $0.01.

Rule 10.14. Short Sales

Short sales shall be prohibited by Exchange Members. Exchange Members shall take reasonable measures to assure that any securities quoted for trading are fully-paid and registered to the seller.

Rule 10.15. Limitation of Liability

(a) NEITHER THE EXCHANGE NOR ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("**EXCHANGE RELATED PERSONS**") SHALL BE LIABLE TO ANY USER OR EXCHANGE MEMBER, OR SUCCESSORS, REPRESENTATIVES OR PARTICIPANTS THEREOF, OR ANY PERSON(S) ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

(1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(b) EACH EXCHANGE MEMBER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE EXCHANGE, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE RELATED PERSON(S) OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(c) NEITHER THE EXCHANGE NOR ANY EXCHANGE RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

CHAPTER XI. TRADING PRACTICE RULES

Rule 11.1. Market Manipulation

No Exchange Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security through the Exchange or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

Rule 11.2. Fictitious Transactions

No Exchange Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded through the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(a) execute any transaction in such security which involves no change in the beneficial ownership thereof,

(b) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(c) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

Rule 11.3. Manipulative Transactions

(a) No Exchange Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

Rule 11.4. Dissemination of False Information

No Exchange Member shall make any statement or circulate and disseminate any information concerning any security traded through the Exchange which such Exchange Member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

Rule 11.5. Participant Priority

(a) No Exchange Member shall (i) personally buy or initiate the purchase of any security traded through the Exchange for its own account or for any account in which it or any Associated Person of the Exchange Member is directly or indirectly interested while such Exchange Member holds or has knowledge that any Person associated with it holds an unexecuted market order to buy such security in the unit of trading for a Participant, or (ii) sell or initiate the sale of any such security for any such account while it personally holds or has knowledge that any Person associated with it holds an unexecuted market order to sell such security in the unit of trading for a Participant.

(b) No Exchange Member shall (i) buy or initiate the purchase of any such security for any account in which it or any Associated Person of the Exchange Member is directly or indirectly interested at or below the price at which it personally holds or has knowledge that any Person associated with it holds an unexecuted limit order to buy such security in the unit of trading for a Participant or (ii) sell or initiate the sale of any such security for any such account at or above the price at which it personally holds or has knowledge that any Person associated with it holds an unexecuted limit order to sell such security in the unit of trading for a Participant.

Rule 11.6. Joint Activity

No Exchange Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded through the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account: (a) the name of the account, with names of all Participants and their respective interests in profits and losses; (b) a statement regarding the purpose of the account; (c) the name of the Exchange Member; and (d) a copy of any written agreement or instrument relating to the account.

Rule 11.7. Trade Shredding

No Exchange Member or Associated Person of an Exchange Member may engage in "**trade shredding**". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Exchange Member or Associated Person of an Exchange Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this Rule 11.7, "**monetary or in-kind amount**" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Exchange Member or Associated Person of an Exchange Member.

Rule 11.8. Best Execution

In executing Participant orders, an Exchange Member is not a guarantor of "**best execution**" but must use the care of a reasonably prudent Person in the light of all circumstances deemed relevant by the Exchange Member and having regard for the Exchange Member's judgment and experience. However, the provisions of this Rule 11.8 shall not apply where a Participant initiates an unsolicited trade at a specified price on a designated trading platform, including that of a trading system operated by the Exchange Member.

Rule 11.9. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of an effective transaction reporting plan approved by the Commission, unless otherwise exempted from the requirement.

(b) To facilitate the dissemination of such last sale price reports, each Exchange Member shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the Exchange.

(c) An official of the Exchange shall approve any corrections to reports transmitted.

CHAPTER XII. MISCELLANEOUS PROVISIONS

Rule 12.1. Comparison and Settlement Requirements

(a) Every Exchange Member shall implement comparison and settlement procedures for the clearance of funds and securities in accordance with the Rules of the Exchange.

(b) Where clearing is facilitated by a third-party Qualified Clearing Agency, such must agree to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Exchange Members with the provisions of the Act, the rules and regulations thereunder, and the Rules of the Exchange.

Rule 12.2. Short Sale Borrowing Prohibition

Short sale borrowing shall be prohibited by Exchange Members.

Rule 12.3. Registering Securities in Name of Exchange Member Prohibited

An Exchange Member may not register any Participant securities in the name of such Exchange Member.

Rule 12.4. Off-Exchange Transactions Prohibited

Exchange Members shall effect transactions solely through the Exchange. However, such prohibition shall not extend to transactions effected on a registered national securities exchange under the Act or where such Exchange Member is also a member of another self-regulatory organization and such transactions remain on the books and records of such organization for review.

Rule 12.5. Regulatory Services Agreements

The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Act. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

CHAPTER XIII. SECURITIES AUTHORIZED FOR TRADING

Rule 13.1. Authorization for Trading Application

(a) An application for the authorization of the trading of securities through the Exchange shall be made in such form as the Exchange prescribes.

(b) An application for authorization of the trading of securities through the Exchange shall be submitted by an Exchange Member and following an Exchange Member's review of compliance with these Rules. The contents of the application shall be the responsibility of the issuer, although an Exchange Member shall have a reasonable basis to believe that the issuer is complying with the Rules of the Exchange and the rules and regulations of the Act.

Rule 13.2. Designated Disclosure Advisor

(a) An application for trading authorization shall be reviewed and approved by a Designated Disclosure Advisor prior to submission to the Exchange. For purposes of this Section, a "**Designated Disclosure Advisor**" shall be an attorney admitted to practice law or a certified public accountant, in good standing, within any state or territory of the United States.

(b) A Designated Disclosure Advisor shall submit, at the time an application to an Exchange Member is made, attesting that the Designated Disclosure Advisor has conducted such review as he or she has deemed necessary to verify that all material facts have been disclosed and/or that no material omissions of fact exist in the issuer's application.

(c) A Designated Disclosure Advisor must submit to jurisdiction before the Exchange and the Exchange may revoke such Designated Disclosure Advisor's right of representation of an issuer or practice before the Exchange where the Exchange, in its discretion, deems the continued representation or practice to be contrary to the interests of the investing public or the fair functioning of the markets.

(d) To be submitted to the Exchange along with the issuer's application are the following documents: (i) offering memorandum; (ii) the issuer's articles of incorporation or organization and by-laws or operating agreement (or equivalent documentation); (iii) the Designated Disclosure Advisor's Attestation; and (iv) a Declaration of the issuer in such form as the Exchange may prescribe. An application for authorization for trading should be submitted to the Exchange Member and then forwarded to the Exchange prior to the dissemination of quotations.

Rule 13.3. Amendments to Application and Continuing Disclosure

(a) An issuer shall have the opportunity to cure defects in the application.

(b) An issuer shall make amendments to the application promptly, as the circumstances so provide, and to assure the public dissemination of adequate current information of the issuer and its securities authorized for trading. Disclosure shall be made either by filing an amendment to the issuer's application and/or continuing disclosure requirements or by filing a supplemental disclosure of material information.

(c) Within thirty (30) days following the expiration of each calendar quarter of the issuer's fiscal year and sixty (60) days following the expiration of the issuer's calendar year, the Designated Disclosure Advisor shall renew its attestation that he or she has conducted such review as he or she has deemed necessary to verify that all material facts have been publicly disclosed and/or that no material omissions of fact exist in the issuer's continuing disclosures.

Rule 13.4. Unlisted Trading Privileges

(a) Notwithstanding the requirements set forth in these Rules, the Exchange may extend unlisted trading privileges to any equity security that is listed on a national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Act. Any such security will be subject to all Exchange Rules applicable to securities, unless otherwise noted.

(b) An application for unlisted trading privileges shall be made by the Exchange Member to the Exchange and prior to the dissemination or quotations. The Exchange shall have sole discretion as to whether to permit the trading of any particular security by Exchange Members in accordance with these unlisted trading privileges.

CHAPTER XIV. CONDITIONS ON EXEMPTION FROM REGISTRATION AS A NATIONAL SECURITIES EXCHANGE

(a) As a condition of operation of the Exchange under an exemption from registration under the Act based on low volume, the Exchange shall provide the following to the Commission on request: (1) records regarding the identity of Exchange Members and the identity of those denied participation in the Exchange and the reason for such denial, as well as a description of the reason for terminating any former Exchange Member's right to use the System; (2) records regarding daily summaries of trading and time-sequenced records of each transaction involving an Exchange Member; (3) information disseminated to Exchange Members, such as quotation and transaction information regarding securities traded through Exchange, as well as market notices to Exchange Members and other communications (such as changes to the Rules); (4) daily dollar value transactions, and daily share volume of business transacted through the Exchange; (5) a list of securities for which orders are accepted; and (6) copies of Exchange Member applications and criteria standards for selection used by the Exchange.

(b) The Exchange shall provide thirty (30) days prior notice to the Commission of any material changes in the operation of the System.

(c) The Exchange shall supply to the Commission, on a quarterly basis within thirty (30) days of the end of each calendar quarter: total volume and average daily volume of transactions effected through the System during the period and year-to-date aggregates of these numbers, expressed in (a) number of units of securities (for transactions in stock, number of ordinary shares; for transactions in securities other than stock, other appropriate commonly used measure of value of such securities); (b) number of transactions; and (c) monetary value for transactions in securities other than stock.

CHAPTER XV. DUES, FEES, ASSESSMENTS AND OTHER CHARGES; EFFECTIVE DATE

Rule 15.1. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) Generally. The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among Exchange Members, issuers and other Person(s) using the Exchange's facilities.

(b) Regulatory Transaction Fee. Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund its general operating expense. Each Exchange Member engaged in executing transactions through the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring through the Exchange in accordance with Section 31 of the Act multiplied by (ii) the Exchange Member's aggregate dollar amount of covered sales occurring through the Exchange during any computational period.

Exhibit C - For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information: 1. Name and address of organization. 2. Form of organization (e.g., association, corporation, partnership, etc.). 3. Name of state and statute citation under which organized. Date of organization in present form. 4. Brief description of nature and extent of affiliation. 5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. 6. A copy of the constitution. 7. A copy of the articles of organization or association including all amendments. 8. A copy of existing by-laws or corresponding rules or instruments. 9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions. 10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

There are currently no subsidiaries or affiliates of the Company, or any entity with whom the Company has a contractual or other agreement, relating to the operation of the System.

Exhibit D - For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Not applicable.

Exhibit E - Describe the manner of operation of the System. This description should include the following: (1) the means of access to the System, (2) Procedures governing entry and display of quotations and orders in the System, (3) Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System; (4) Proposed fees, (5) Procedures for ensuring compliance with System usage guidelines, (6) The hours of operation of the System, and the date on which applicant intends to commence operation of the System, (7) Attach a copy of the users' manual, (8) If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

A. Introduction

The Automated Matching System Exchange, LLC. ("**Exchange**" or "**Company**") proposes to conduct business in reliance upon an exemption from registration as a national securities exchange. The Exchange seeks to establish itself as a centralized marketplace which processes securities registered, or exempt from the registration requirements, on an unsolicited basis. Once granted an exemption from registration, the Exchange will operate one or more fully automated electronic books for orders to buy or sell securities with a continuous, automated matching function. Liquidity will be derived from orders to buy and orders to sell submitted to the Exchange electronically by its Members from remote locations. Members of the Exchange will be prohibited from taking possession of Participant funds or securities and will further be prohibited from the extension of credit to or sharing in profits with any Participant. There will be no physical Exchange trading floor or specialists or market makers with affirmative and negative market making obligations.

Membership in the Exchange will be open to any Person who completes the membership application and meets such conditions as the Exchange, under the direction of the Commission, prescribes. There will only be one class of membership, with all Exchange Members enjoying the same rights and privileges on the Exchange. Exchange Members will be subject to fees for orders executed through the Exchange as set forth in the Rules of the Exchange or as may otherwise be determined by the Board of Directors of the Exchange from time-to-time. Exchange memberships will not be transferable except in the event of a change in control of an Exchange Member, and such transfer will be subject to the written consent of the Exchange, and to any conditions to such transfers imposed by the Exchange. The Exchange currently does not contemplate charging a fee for membership in the Exchange, but will establish a tiered fee-schedule based on the dollar value of each transaction.

This exhibit describes, in summary form, the proposed operation of the Exchange. A more detailed description of the proposed Exchange is set forth in the proposed Operating Agreement and Rules of the Exchange.

B. Exemption from Registration as an Exchange on Limited Transaction Volume.

The Company is applying for an exemption from the registration requirement as a national securities exchange under Section 5 of the Act by reason of the limited volume of transactions proposed to be effected on such exchange. The Company intends to comply with such restrictions as the Commission deems necessary or appropriate for the protection of investors, including that of maintaining transaction volume below that of the registered national securities exchange with the lowest transaction volume.

C. Transaction Reporting

The Company is not a participant to the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation, and Dissemination of Quotation and Transaction Information. As such, the Exchange will not trade in Nasdaq Global Market or Nasdaq Capital Market securities or such other securities as are subject to an Effective Transaction Reporting Plan for which the Company is not a participant.

The Exchange and Exchange Member shall prepare and retain trade reports, where applicable, and such reports must contain the following information, at a minimum: (1) identification of the Exchange Member submitting a bid, offer, or indication of interest; (2) identification of both the purchaser and seller of the security; (3) time of the submission of each quotation and the transaction execution; (4) the issuer and description of the securities transacted; (5) quantity and purchase price; (6) description of the manner of clearance (central counterparty or not); (7) time period contracted for settlement; and the (8) designated transfer and bank escrow agent or the Qualified Clearing Agency. Trade reports by an Exchange Member shall be submitted to the Exchange on a daily basis and at such time intervals as determined or requested by the Exchange.

Transaction reporting for securities will be made publicly available and free of charge. Copies of such reports will also be filed with the Commission.

D. Access to the Exchange

Direct access to the Exchange, through which orders to buy or sell securities authorized for trading on the Exchange, is available to Exchange Members at an internet protocol address maintained by the Exchange. The Exchange will not accept telephone orders.

Exchange Members will be responsible for having procedures reasonably designed for safeguarding access to their systems, transaction reporting to the Exchange, and for notifying the Exchange upon learning that such safeguards have been compromised.

E. Entry and Display of Quotations and Orders

Orders to the Exchange may only be entered though Exchange Members. A Participant may enter his or her order to purchase or sell a security through an Exchange Member. An Exchange Member may only accept unsolicited electronic orders and may not take an order in any other medium other than the website operated by that Exchange Member.

Orders entered into the Exchange must either be (i) an order to buy or sell a stated amount of a security at a specified price or better ("**limit order**") or (ii) an order to buy or sell a stated amount of a security at a specified price ("**market order**"). A limit order to buy or sell will remain active until executed or cancelled by the Participant. Limit orders may be entered in odd or mixed lots. A market order to buy or sell shall be immediately executed or cancelled. Market orders may also be entered in odd or mixed lots. All securities will be traded in decimals on the Exchange. All orders submitted to the Exchange will be displayed, unless display is restricted to preserve an exemption from the registration requirements of securities.

AMSE will operate a consolidated quotation system which will display all outstanding offers for the purchase or sale of securities. Where applicable to preserve an exemption from registration under the Securities Act of 1933, quotations may be restricted to those Participants who are authorized to view them.

Orders of Participants shall be ranked and maintained in the Exchange's electronic order books based on the following priority: (1) the highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases; (2) subject to the execution process described below, where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price; (3) any modification to an order, including an increase in the size of the order and/or price change, will result in such order losing priority as compared to other orders and the timestamp for such order being revised to reflect the time of the modification.

F. Execution, Reporting, Clearance and Settlement Procedures

Trades shall occur when an order to buy and an order to sell match on the Exchange's electronic order book.

The Exchange will bring together orders for multiple buyers and sellers and such will be done by, among others, the use of consolidated quotation systems which effect transactions for multiple buyers and sellers. The consolidated quotation systems will display, or otherwise represent, trading interests entered on the AMSE System to its System users.

Orders shall be matched for execution pursuant to the instructions of the Participant, as provided in Rule 10.5, and on the Exchange's electronic order book. An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell. An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy. All orders shall only be executed in their entirety.

Pursuant to Rules 10.10 through 10.12 of the Exchange, the Exchange will either use the services of a Qualified Clearing Agency or establish procedures to facilitate the clearance and settlement of transactions in compliance with the Act and without taking possession, custody, or control of funds or securities. Transactions may be processed with or without a central counterparty, but the Exchange and Exchange Members will be required to establish procedures to safeguard funds and securities where a central clearing agent is not used, such as the designation of a bank to serve as escrow agent pending registration and transfer.

Unlike exchanges that conduct trading via a physical trading floor, all Exchange Members will submit orders to the Exchange from remote locations and have equal access to orders residing on the Exchange. Similarly, because orders on the Exchange will be executed automatically, no Member of the Exchange will have the ability to control the timing of execution (other than to change or cancel an order prior to execution) or otherwise enjoy the type of special order handling advantages that may be available on the physical floor of an exchange.

G. Exchange Fees

Fees Generally. The Exchange currently does not propose to charge a fee for Exchange membership. Instead, the Exchange will set forth a schedule of fees to be assessed on a per order basis and based upon the dollar value of each particular transaction conducted through the Exchange. All Exchange Members will be assessed fees in accordance with the uniform schedule of Exchange fees.

Exchange Members will be solely responsible for all telecommunications costs and all other expenses incurred in linking to, and maintaining links to, the Exchange. The Exchange may determine to revise or impose different fees upon its Members from time-to-time.

H. Procedures for Ensuring Compliance with Exchange Usage Guidelines

An Exchange Member may begin trading only after the Exchange is satisfied that both the Exchange Member's hardware and software meet the Exchange's standards and that the system is structured for compliance with the Act. All costs incurred in making such determination shall be borne by the Exchange Member. Exchange Members also must agree to maintain an adequate connection to the Exchange, as defined from time-to-time, that includes a connection of sufficient speed and equipment of minimum quality.

I. Hours of Operation and Proposed Commencement of the Exchange

Orders may be conducted through the Exchange at any time.

The Exchange proposes to commence operations upon the Commission's approval of its Form 1 Application for Registration as a National Securities Exchange, or pursuant to an exemption from registration therefrom.

J. Exchange User Manual

Exchange Members will be provided with the Exchange's technical specifications, which will enable them to develop or purchase their own, customized front-end software for interfacing with the Exchange. The Exchange will require that a copy of each Exchange Member's user manual be submitted for review as a condition of approval to commence operations. The user manual will describe the Exchange Member's technical specifications and will provide Participants additional information that the Exchange believes will be useful to such person(s) for trading on the Exchange.

K. Possession of Funds or Securities

Neither the Exchange nor any Exchange Member will be permitted to hold funds or securities. Procedures for Clearing and Settlement are incorporated from paragraph F of this Exhibit "E."

Exhibit F - A complete set of all forms pertaining to: (1) Application for membership, participation, or subscription to the entity, (2) Application for approval as a person associated with a member, participant, or subscriber of the entity, and (3) any other similar materials.

Please see the Uniform Application for Exchange Membership attached as Exhibit "F-1." Registration of Associated Person(s) of an Exchange Member will be submitted on Form U-4.

EXHIBIT "F-1"

AUTOMATED MATCHING SYSTEMS EXCHANGE

Uniform Application for Exchange Membership

Automated Matching Systems Exchange, LLC

Application for AMSE Membership

Section 1 – Organizational Profile

Date: ______________ SEC Number: ______________

IRS Employer Identification Number: ______________

General Information

Name of Applicant Broker/Dealer: ______________

Business Address: ______________

City: ______________ State: ______ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Website Address: ______________

Contact Name: ______________ Title: ______________

Address: ______________

Phone: ______________ Fax: ______________

Email Address: ______________

Type of Organization

☐ Corporation ☐ Limited Liability Corporation ☐ Partnership

Section 2 – Applicant Firm Acknowledgement

Applicant Firm agrees to abide by the Operating Agreement and Rules of the AMSE, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the AMSE.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application. The AMSE reserves the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

______________________________ ________________
Signature of Authorized Officer Date

______________________________ ________________
Print Name Title

Section 3 – Application Questions

Please answer all of the following questions in full.

Question 1

Describe the type of business activity to be conducted with Exchange membership.

___

___

___

___

___

___

___

___

___

___

Question 2

Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? If the answer is "Yes", please specify.

☐ No ☐ Yes: ___

Question 3

Does the Applicant Firm have a direct parent? If the answer is "Yes", please provide the parent's name.

☐ No ☐ Yes: ___

Question 4

Please describe the firm's proposed carrying/clearing methodology and/or clearance activities.

Question 5

Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? If the answer is "Yes", the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

☐ No ☐ Yes

Section 4 – Key Personnel

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: __________

Phone: ______________________ Fax: __________

Email: ______________________________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: __________

Phone: ______________________ Fax: __________

Email: ______________________________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: __________

Phone: ______________________ Fax: __________

Email: ______________________________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: __________

Phone: ______________________ Fax: __________

Email: ______________________________________

Head of Technology

Name: ____________________ **CRD:** __________

Phone: ____________________ **Fax:** __________

Email: ______________________________

Head of Trading

Name: ____________________ **CRD:** __________

Phone: ____________________ **Fax:** __________

Email: ______________________________

Section 5 – Additional Required Documentation and Information

Please ensure you complete all applicable items below by marking the checkbox of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	Exhibit ID (or N/A)
☐ Form BD, including Schedules & Disclosure Reporting pages.	________
☐ Forms U-4 for all Applicant Firm's Personnel.	________
☐ Provide a written description of the Applicant Firm's:	________

- Current business lines
- Operations
- Supervisory, financial and internal controls
- Communication and recordkeeping systems
- Nature and source of the Applicant Firm's capital
- Planned or anticipated business lines
- Reason for seeking Exchange membership

☐ Provide an organization chart showing the following:	________

- All entities controlling, controlled by or under common control with the Applicant Firm
- Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent
- Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 10% or more of the Applicant Firm

☐ Provide the following:	________

- A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control),
- The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and
- Identify the type of business relationships between the Applicant Firm and the affiliates.

☐ Provide the following Financial Documentation: ________

- Copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.)
- Most recent 12 months of FOCUS Reports
- Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval
- Copies of audited reports of the Applicant Firm for the most recent three years, if available

☐ If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm. ________

☐ Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm. ________

☐ Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. ________

☐ Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.). ________

☐ If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following: ________

- Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision;
- Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled;
- Criminal action (other than minor traffic violation) that is pending, settled or adjudicated;
- Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct;
- Investment-related civil action for damages or injunction that is pending, adjudicated or settled;
- Investment-related customer complaint or arbitration required to be reported on Form U4.

Section 6 – Designation of Accountant

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

   Contact Name: ______________________

   Address: ______________________

   Telephone Number: ______________________

   Email Address: ______________________

2. Accounting Firm

   Contact Name: ______________________

   Address: ______________________

   Telephone Number: ______________________

   Email Address: ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

   ☐ is for the annual audit during the fiscal year of ______________

   ☐ is of a continuing nature, providing for successive yearly audits.

Signature	______________	Signature:	______________
Title:	______________	Title:	______________
Date:	______________	Date:	______________
	(Broker/Dealer)		(Accounting Firm)

Section 7 – Required Organizational Documents

Depending upon the selected checkbox in "Type of Organization" under Section 1 of this form, please include the relevant documents for your organizational structure.

Documents to be provided by a Corporation.

1. Charter or Certificate of Incorporation and amendments (if any).
2. By-Laws.

Documents to be provided by a Limited Liability Company ("LLC").

1. LLC Operating Agreement and all amendments (if any).
2. State filing certificate.

Documents to be provided by a Partnership.

1. Partnership Agreement and all amendments (if any).
2. State filing certificate.

Exhibit G - A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.

Exchange Members will be required to comply with such financial responsibility or minimum capital requirements as the Exchange, under the direction of the Commission, prescribes. In addition, an Exchange Member that fails or is unable to perform any of its contracts or is insolvent is required to immediately notify the Exchange in writing. Moreover, whenever it appears that an Exchange Member has failed to perform its contracts, is insolvent or in such other financial and operating condition or is conducting its business in a manner that is not safe to Participants, creditors and other Exchange Members, the Chief Regulatory Officer of the Exchange may summarily suspend the Member. Exchange Members will be required to file financial reports in such form as the Exchange, under the direction of the Commission, prescribes.

Exhibit H - A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

The Exchange does not list securities. For information pertaining to the securities authorized for trading through the Exchange, please see Chapter XIII of the Rules of the Exchange.

A schedule of fees will be submitted at a subsequent time, although such fees will be solely assessed on the dollar value of each particular transaction conducted through the Exchange and will be uniformly applied to all Exchange Members.

Exhibit I - For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

The Company was recently formed, has no other operations, and thus, does not yet have audited financial statements for the latest fiscal year. The Exchange will file pro forma financial statements when it is closer to commencing operations as a national securities exchange, or pursuant to an exemption therefrom.

Exhibit J - A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each: 1. Name. 2. Title. 3. Dates of commencement and termination of term of office or position. 4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

1. Officers

Prior to commencing operation as an Exchange, and pursuant to the Certificate of Organization and Operating Agreement of the Exchange, the Exchange's Board of Directors will likely appoint the individuals listed below as initial officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Initial Officers

Name:	Title:	Date of Commencement"
Gregory Wilson	Chief Executive Officer, President	[UPON APPROVAL]
Michael Stegawski	Chief Regulatory Officer, Secretary	[UPON APPROVAL]

2. Directors

Upon the approval of the Exchange's Form 1, Application for Registration as a National Securities Exchange by the Commission, or exemption therefrom, the initial Directors of the Exchange will likely be as follows:

Initial Directors

Chairman and Industry Director:	[TO BE PROVIDED]
Member Representative and Industry Director:	[TO BE PROVIDED]
Non-Industry:	[TO BE PROVIDED]
Non-Industry:	[TO BE PROVIDED]

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Upon the approval of the Company's Form 1, Application for Registration as a National Securities Exchange, or exemption therefrom, by the Commission, and after the election of the Board, the Chairman, with the approval of the Board, shall appoint person(s) to sit on the standing committees of the Board, consistent with the Exchange's Operating Agreement.

Exhibit K - This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following: 1. Full legal name; 2. Title or Status; 3. Date title or status was acquired; 4. Approximate ownership interest; and 5. Whether the person has control, a term that is defined in the instructions to this Form.

The membership units of the Company are currently held by (i) Gregory Steven Wilson and (ii) Stegawski IRA, LLC, a Georgia limited liability company. Michael Stegawski holds all the membership interests of Stegawski IRA, LLC. Additional Members are anticipated to be accepted.

1. Full legal name;

Gregory Steven Wilson.

2. Title or Status;

Membership units issued.

3. Date title or status was acquired;

March 13, 2014.

4. Approximate ownership interest; and

Fifty percent (50%).

5. Whether the person has control, a term that is defined in the instructions to this Form

This Person is a control person. Ownership interest is currently one-half of the issued and outstanding membership interests. Voting rights may be limited for compliance with the Exchange's Operating Agreement.

1. Full legal name;

Stegawski IRA, LLC.

2. Title or Status;

Membership units issued.

3. Date title or status was acquired;

March 13, 2014.

4. Approximate ownership interest; and

Fifty percent (50%).

5. Whether the person has control, a term that is defined in the instructions to this Form

This Person is a control person. Ownership interest is currently one-half of the issued and outstanding membership interests. Voting rights may be limited for compliance with the Exchange's Operating Agreement.

Exhibit L - Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Membership on the Exchange will be open to any Person who completes the membership application and meets such conditions as the Exchange, under the direction of the Commission, prescribes. Exchange Members may be suspended or terminated for violation of the Exchange Rules, Operating Agreement, the Act and/or rules and regulation promulgated thereunder. Discipline of Exchange Members and Associated Person(s) of Exchange Members and Adverse Actions are discussed in Chapters VIII and IX of the Rules of Exchange.

Exhibit M - Provide an alphabetical list of all members, participants, subscribers or other users, including the following information: 1. Name; 2. Date of election to membership or acceptance as a participant, subscriber or other user; 3. Principal business address and telephone number; 4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.); 5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary , trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and 6. The class of membership, participation or subscription or other access.

The Company has not commenced operations as an Exchange and accordingly currently has no Exchange Members.

Exhibit N - Provide a schedule for each of the following: 1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security; 2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security; 3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and 4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

The Company has not commenced operations as an Exchange and therefore, it has no securities that are authorized for trading or permitted pursuant to unlisted trading privileges.